STROOCK & STROOCK & LAVAN LLP

180 Maiden Lane

New York, New York 10038

October 11, 2007

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Keith A. O’Connell, Esq.

Re:     Cohen & Steers Global Income Builder, Inc.

Registration Statement on Form N-2

File Numbers: 333-145189; 811-22057

Ladies and Gentlemen:

Per the Fund’s correspondence filing on October 10, 2007, responding to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), on the Fund’s Registration Statement on Form N-2 (333-145189; 811-22057), filed herewith is a copy of the Fund’s prospectus, which is marked to show changes from the prospectus filed as part of the Registration Statement filed with the SEC on August 7, 2007. The changes consist primarily of (i) revisions in response to the Staff’s comments, (ii) revisions to the auction procedures as a result of a recent industry reforms, (iii) the addition of financial information and other pricing terms and (iv) certain other stylistic changes.

We intend to file the final pre-effective amendment to the Registration Statement on Monday, October 15, 2007. If you prefer, we also can file a marked copy of the Fund’s statement of additional information (“SAI”), reflecting changes to the SAI from the version filed as part of the Registration Statement filed with the SEC on August 7, 2007. We are not filing a marked version of the SAI at this time, as the Staff did not have any comments to that portion of the Registration Statement, and no material changes have been made to the SAI other than to add the missing exhibits (financial statements and the Fund’s Articles Supplementary).

Should members of the Staff have any questions or comments regarding this correspondence, they should call the undersigned at 212.806.6443 or Janna Manes at 212.806.6141.

Sincerely yours,

/s/ Nicole M. Runyan

Nicole M. Runyan

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 15, 2007

PROSPECTUS

$90,000,000

Cohen & Steers

Global Income Builder, Inc.

Auction Market Preferred Shares (“AMPS”)

3,600 Shares, Series

Liquidation Preference $25,000 per Share

Cohen & Steers Global Income Builder, Inc. (the “Fund”) is offering 3,600 Series_7 Auction Market Preferred Shares. The shares are referred to in this prospectus as “AMPS.” The Fund is a non-diversified, closed-end management investment company. The Fund’s investment objective is total return, with an emphasis on high current income.

There can be no assurance that the Fund will achieve its investment objective. See “Investment Objective and Policies”, “Principal Risks” and “Additional Risk Considerations.”

The Fund’s investment manager, Cohen & Steers Capital Management, Inc. (the “Investment Manager”), constructs the Fund’s investment portfolio primarily by allocating the Fund’s assets to selections from the five proprietary strategies used by the Investment Manager in managing other established Cohen & Steers portfolios (the “Select Strategies”). Allocations and reallocations of the Fund’s assets to the Select Strategies are determined by the Investment Manager’s senior portfolio managers in accordance with market conditions and available investment opportunities.

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Investing in the AMPS involves risks that are described in the “Principal Risks” and “Additional Risk Considerations” sections beginning on pages 51 and 69, respectively, of this prospectus. The minimum purchase amount of the AMPS is $25,000.

	Per Share	Total
Public offering price	$25,000	$90,000,000
Sales load	$250	$900,000
Proceeds to the Fund(1)	$24,750	$89,100,000

(1)	Not including offering expenses payable by the Fund estimated to be $250,000. The public offering price per share will be increased by the amount of dividends, if any, that have accumulated from the date the AMPS are first issued.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the AMPS subject to various conditions. The AMPS will be ready for delivery in book-entry form only through the facilities of The Depository Trust Company on or about             , 2007.

Merrill Lynch & Co.

Oppenheimer & Co.

Wachovia Securities

The date of this prospectus is                 , 2007.

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Three primary factors are considered in determining portfolio allocation: income potential, total return potential and diversification. The five proprietary strategies are:

•

Global Large Cap Strategy: dividend paying common stocks of large capitalization companies with potential for attractive and sustainable dividend growth issued by companies across a variety of industries and sectors

•	Global Real Estate Strategy: real estate securities, including real estate investment trusts (“REITs”) or REIT-like structures

•	Global Utility Strategy: common stocks and other equity securities issued by utility companies and master limited partnerships

•	Global Preferred Strategy: preferred securities, including traditional preferred securities and hybrid-preferred securities

•	Closed-End Funds Strategy: common stocks of closed-end funds that invest significantly in equity or income-producing securities

The Fund intends to focus primarily on securities selected from the Global Large Cap Strategy. The Fund currently expects, based on existing market conditions, to have 60% of its managed assets allocated to the Global Large Cap Strategy and 40% of its managed assets allocated among the Global Real Estate, Global Utility, Global Preferred and Closed-End Funds Strategies, although allocations among the Select Strategies will vary over time based on market conditions, perhaps significantly. The Fund may not be invested in securities from all of the Select Strategies at all times. The Fund’s “managed assets” are equal to the net asset value of the Fund’s Common Shares plus the principal amount of borrowings, if any, and the liquidation value of the AMPS and any other outstanding preferred stock.

The Fund also writes (sells) index and stock options on a portion of its portfolio with the intention of earning option premiums. Option premiums generate current income and may help to increase distributable income, although there can be no assurance that this will be achieved. The Fund currently expects, based on existing market conditions, to write options having an aggregate notional value equal to 40% to 60% of the value of the Fund’s portfolio, although the percentage will vary over time based on market conditions.

Investors in the AMPS will be entitled to receive cash dividends at an annual rate that may vary for the successive dividend periods for the AMPS. The AMPS have a liquidation preference of $25,000 per share, plus any accumulated, unpaid dividends. As of                     , 2007, the Fund did not have any outstanding shares of other series of auction market preferred stock. See “Description of AMPS.” The dividend rate for the initial period will be     % for the AMPS. The initial period is from the date of issuance through                     , 2007. For subsequent auction periods, the AMPS will pay dividends based on a rate set at auction, usually held every seven days. Prospective purchasers should note: (1) a buy order (called a “bid order”) or sell order is a commitment to buy or sell the AMPS based on the results of an auction; and (2) purchases and sales will be settled on the next business day after the auction. Investors may only buy or sell the AMPS through an order placed at an auction with or through a broker-dealer in accordance with the procedures specified in this prospectus.

Broker-dealers are not required to maintain a secondary market in the AMPS, and a secondary market may not provide you with liquidity. The Fund may redeem the AMPS as described under “Description of AMPS—Redemption.”

The AMPS do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

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The AMPS will be senior to the Fund’s outstanding Common Shares. The AMPS are not listed on an exchange. The Fund’s Common Shares are traded on the New York Stock Exchange under the symbol “INB.” It is a condition of closing this offering that the AMPS be offered with the highest credit quality rating from at least two of Standards & Poor’s Ratings Group, a division of The McGraw-Hill Companies, Inc., Moody’s Investors Service, Inc. and Fitch Ratings.

This prospectus concisely sets forth information about the Fund you should know before investing. You should read the prospectus before deciding whether to invest and retain it for future reference. A Statement of Additional Information, dated                     , 2007, as it may be supplemented (the “SAI”), containing additional information about the Fund, has been filed with the Securities and Exchange Commission and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI, the table of contents of which is on page 100 of this prospectus, annual and semi-annual reports to shareholders when available, and other information about the Fund, and make shareholder inquiries by calling (800) 437-9912, by writing to the Fund or from the Fund’s web site (http://www.cohenandsteers.com). You also may obtain a copy (and other information regarding the Fund) from the Securities and Exchange Commission’s web site (http://www.sec.gov).

You should rely only on the information contained or incorporated by reference in this prospectus. The Fund has not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

This is only a summary. This summary may not contain all of the information that you should consider before investing in the Series_7 Auction Market Preferred Shares (the “AMPS”). You should review the more detailed information contained in this prospectus, in the Statement of Additional Information (the “SAI”) and in the Fund’s Articles Supplementary attached as Appendix B to the SAI, especially the information set forth under the sections “Principal Risks” and “Additional Risk Considerations” in the prospectus.

The Fund

Cohen & Steers Global Income Builder, Inc. (the “Fund”) is a non-diversified, closed-end management investment company. The Fund was organized as a Maryland corporation on April 10, 2007 and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund commenced investment operations on July 31, 2007, upon the closing of an initial public offering of 22,500,000 of its common shares, par value $.001 per share (“Common Shares”). As of September 28, 2007, the Fund had 23,289,550 Common Shares outstanding and net assets of $465,997,130. The Fund’s principal office is located at 280 Park Avenue, New York, New York 10017, and its telephone number is (212) 832-3232.

The Offering

The Fund is offering 3,600 Series_7 Auction Market Preferred Shares, par value $.001 per share, at a purchase price of $25,000 per share plus dividends, if any, that have accumulated from the date the Fund first issues the AMPS. The AMPS are being offered through a group of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”).

The AMPS entitle their holders to receive cash dividends at an annual rate that may vary for the successive auction periods for the AMPS. In general, except as described under “Dividends and Auction Periods” below and “Description of AMPS—Dividends and Auction Periods,” the auction period for the AMPS following the initial period will be seven days. The dividend for a particular auction period will be determined by an auction conducted on the business day immediately prior to the start of that auction period. See “The Auction.”

The AMPS are not listed on an exchange. Instead, investors may buy or sell the AMPS in an auction by submitting orders to broker-dealers that have entered into an agreement with the auction agent and the Fund.

Generally, investors in the AMPS will not receive certificates representing ownership of their shares.

The Depository Trust Company or any successor (the “Securities Depository”) or its nominee for the account of the investor’s broker-dealer will maintain record ownership of the AMPS in book-entry form. An investor’s broker-dealer, in turn, will maintain records of that investor’s beneficial ownership of the AMPS.

Ratings	The Fund will issue the AMPS only if such shares have received the highest credit quality rating from at least two of Standard & Poor’s

Ratings Group, a division of The McGraw-Hill Companies, Inc. (“S&P”), Moody’s Investors Service, Inc. (“Moody’s”) and Fitch Ratings (“Fitch”). These ratings are an assessment of the capacity and willingness of an issuer to pay preferred stock obligations. The ratings are not a recommendation to purchase, hold or sell those shares inasmuch as the rating does not comment as to the market price or suitability for a particular investor. The ratings described above also do not address the likelihood that an owner of the AMPS will be able to sell such shares in an auction or otherwise. The ratings are based on current information furnished to the rating agencies by the Fund and Cohen & Steers Capital Management, Inc., the Fund’s investment manager (the “Investment Manager”), and information obtained from other sources. The ratings may be changed, suspended or withdrawn at the rating agencies’ discretion as a result of changes in, or the unavailability of, such information. See “Description of AMPS—Rating Agency Guidelines.”

Use of Proceeds

The net proceeds of this offering will be invested in accordance with the policies set forth under “Investment Objective and Policies.” We estimate that the net proceeds of this offering will be fully invested in accordance with our investment objective and policies within four months of the completion of this offering.

The Fund intends to invest the proceeds of this offering primarily in securities selected from the Select Strategies (as defined below). Pending such investment, those proceeds may be invested in U.S. Government securities or high quality, short-term money market instruments.

Investment Objective and Policies

The Fund’s investment objective is total return, with an emphasis on high current income. The Fund’s investment objective and certain investment policies are considered fundamental and may not be changed without stockholder approval. See “Investment Objective and Policies.”

The Investment Manager constructs the Fund’s investment portfolio primarily by allocating the Fund’s assets to selections from the five proprietary strategies used by the Investment Manager in managing other established Cohen & Steers portfolios (the “Select Strategies”). Allocations and reallocations of the Fund’s assets to the Select Strategies are determined by the Investment Manager’s senior portfolio managers in accordance with market conditions and available investment opportunities. Three primary factors are considered in determining portfolio allocation: income potential, total return potential and diversification. The five proprietary strategies are:

•

Global Large Cap Strategy: dividend paying common stocks of large capitalization companies with potential for attractive and sustainable dividend growth issued by companies across a variety of industries and sectors

•	Global Real Estate Strategy: real estate securities, including real estate investment trusts (“REITs”) or REIT-like structures

•	Global Utility Strategy: common stocks and other equity securities issued by utility companies and master limited partnerships (“MLPs”)

•	Global Preferred Strategy: preferred securities, including traditional preferred securities and hybrid-preferred securities

•	Closed-End Funds Strategy: common stocks of closed-end funds that invest significantly in equity or income-producing securities

The Fund intends to focus primarily on securities selected from the Global Large Cap Strategy. The Fund currently expects, based on existing market conditions, to have 60% of its managed assets allocated to the Global Large Cap Strategy and 40% of its managed assets allocated among the Global Real Estate, Global Utility, Global Preferred and Closed-End Funds Strategies, although allocations among the Select Strategies will vary over time based on market conditions, perhaps significantly. The Fund may not be invested in securities from all of the Select Strategies at all times. The Fund’s “managed assets” are equal to the net asset value of the Fund’s Common Shares plus the principal amount of borrowings from financial institutions (“Borrowings”), if any, and the liquidation value of the AMPS and any other outstanding preferred stock.

The Fund also writes (sells) index and stock options on a portion of its portfolio with the intention of earning option premiums (the “Covered Call Strategy”). Option premiums generate current income and may help to increase distributable income, although there can be no assurance that this will be achieved. The Fund currently expects, based on existing market conditions, to write options having an aggregate notional value equal to 40% to 60% of the value of the Fund’s portfolio, although the percentage will vary over time based on market conditions. The Covered Call Strategy is designed to contribute to total return while moderating the volatility of those returns, thereby reducing portfolio volatility. However, option writing will reduce the potential to benefit from any appreciation in the portion of the Fund’s stock portfolio with respect to which options are written. The Fund generally writes call options that are “at-the-money,” meaning the exercise price of the option is equal to the value of the underlying index or stock when the option is written, or “close-to-the-money,” meaning the exercise price of the option is close to the current cash value of the underlying index or the market value of the underlying security when the option is written.

The Fund also may seek to increase its current income through dividend capture trading. In dividend capture trading, the Fund sells a stock on or shortly after the stock’s ex-dividend date and uses the sale proceeds to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this strategy, the Fund may receive more dividend payments over a given period of time than if it held a single stock.

Under normal market conditions, the Fund invests significantly (at least 40%—unless market conditions are not deemed favorable by the Investment Manager, in which case the Fund would invest at least 30%) in companies organized or located outside the United States or doing a substantial amount of business outside the United States, including direct investments in securities of such issuers and investments in depositary receipts (such as American Depositary Receipts (“ADRs”)) that represent indirect interests in securities of foreign issuers. The Fund allocates its assets among various regions and countries, including the United States (but in no less than three countries).

The Fund also may invest without limit in securities that at the time of investment are rated below investment grade or that are unrated but judged to be below investment grade by the Investment Manager. These below investment grade securities are commonly referred to as “junk bonds” and are regarded as having predominantly speculative characteristics with respect to the payment of interest and repayment of principal. The Fund will not invest in securities which are in default at the time of purchase. See “Principal Risks—Credit Risk and Lower-Rated Securities Risk.”

There can be no assurance that the Fund will achieve its investment objective.

Investment Strategies	Select Strategies

Global Large Cap Strategy.    In selecting common stocks of large capitalization companies (companies with market capitalizations similar to those companies included in the Russell 1000 Value Index) in its Global Large Cap Strategy, the Investment Manager first seeks to identify attractive businesses by industry through identification of key industry drivers and evaluation of each company’s business model, market position and management team. Then a number of additional screens are applied to assess a company’s dividend growth potential as well as the sustainability of that growth, including analysis of dividend history, free cash flow and dividend payout ratios. Once this fundamental research has been completed and the universe of companies has been narrowed, a dividend discount model is employed to determine the present value of a future stream of a company’s dividend payments to identify stocks the Investment Manager believes are undervalued relative to their long-term growth prospects. This model assists in both quantifying discounts to target prices and determining individual stock and sector weightings.

The Global Large Cap Strategy may include some securities that do not meet the Investment Manager’s normal investment criteria for the strategy, as described above, when the Investment Manager perceives an unusual opportunity for appreciation. These special situations might arise when the Investment Manager believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event or a temporary imbalance in the supply of or demand for the securities.

In an effort to mitigate risk, the Investment Manager adheres to a sell discipline in its Global Large Cap Strategy that helps to identify when to begin scaling out of a position that no longer meets the strategy’s investment criteria. Considerations include change in company management or strategy, change in dividend policy, invalid investment thesis, stock price approaching target price, deterioration of company fundamentals or changing industry considerations.

Global Real Estate Strategy.    The Global Real Estate Strategy focuses on real estate securities of U.S. and non-U.S. companies, including common stocks, preferred securities and other debt securities issued by real estate companies, such as REITs or REIT-like structures. In selecting common stocks and other equity securities for its Global Real Estate Strategy, including securities of REITs, the Investment Manager adheres to an integrated, bottom-up, relative value investment process. A proprietary valuation model ranks real estate securities on price-to-net asset value, which the Investment Manager believes is the primary determinant of real estate security valuation, and guides a bottom-up portfolio construction process. The Investment Manager’s analysts incorporate both quantitative and qualitative analysis in their net asset value estimates.

Global Utility Strategy.    The Global Utility Strategy focuses on common stocks and other equity securities issued by utility companies and MLPs. In selecting common stocks and other equity securities for its Global Utility Strategy, the Investment Manager relies on a fundamental analysis of each company. Securities are evaluated for their potential to provide an attractive total return through a combination of dividend yield and capital appreciation. The Investment Manager reviews each company’s potential for success in light of general economic and industry trends, as well as the company’s quality of management, financial condition, business plan, industry and sector market position, dividend payout ratio and corporate governance. The Investment Manager utilizes a value-oriented approach, and evaluates each company’s valuation on the basis of relative price/cash flow and price/earnings multiples, earnings growth rate, dividend yield and price/book value, among other metrics.

Global Preferred Strategy. The Global Preferred Strategy may include investment in traditional preferred securities issued by entities taxable as corporations, as well as hybrid-preferred securities. In selecting preferred securities, the Investment Manager seeks to select securities it believes are undervalued on the basis of risk and return profiles. In making this determination, the Investment Manager evaluates the fundamental characteristics of an issuer, including an issuer’s creditworthiness, and also takes into account prevailing market factors. In analyzing credit quality, the Investment Manager considers not only fundamental analysis, but also an issuer’s corporate and capital structure and the placement of the preferred or debt securities within that structure. The Investment Manager also takes into account other factors, such as call and other structural features, momentum and other exogenous signals (i.e., the likely directions of ratings) and relative value versus other income security classes.

Closed-End Funds Strategy.    The Closed-End Funds Strategy focuses on common stock of closed-end funds that generally focus on equity or income-producing securities, sectors or strategies, such as dividend strategies, covered call option strategies, total return strategies, dividend capture strategies, general equities (including both dividend and non-dividend paying equities), limited duration strategies, convertible securities, preferred securities, high yield securities and real estate, energy, utility, MLP and other equity or income-oriented strategies. Closed-end funds included in this strategy also may include business development companies (“BDCs”), which are a type of closed-end fund under the Investment Company Act of 1940, as amended (the “1940 Act”), that typically invests in small- and medium-sized companies that may not have access to public equity markets for capital raising. The Fund will not invest in any closed-end funds managed by the Investment Manager.

Covered Call Strategy

Call options are contracts representing the right to receive the current value of the underlying index, or to purchase the underlying security, at a specified price (the “exercise price”) at or before a specified future date (the “expiration date”). The values of options are determined by trading activity in the broad options markets and will be affected by, among other factors, changes in the value of the underlying securities (including those comprising an index) in relation to the exercise price, changes in dividend rates of underlying securities, changes in interest or currency rates, changes in actual or perceived volatility of the stock market and the time remaining until the expiration date. As the writer (seller) of a call option, the Fund receives cash (the premium) from the purchaser of the option, and the purchaser has the right to receive from the Fund the cash value of the underlying index or any appreciation in the underlying security over the exercise price on the expiration date or otherwise upon exercise. In effect, the Fund forgoes, during the life of the option, the opportunity to profit from increases in the market value of the underlying security or securities held by the Fund with respect to which the option was written above the sum of the premium and the exercise price. For index options, this will depend, in part, on the extent of correlation of the performance of the Fund’s portfolio securities with the performance of the relevant index. The Covered Call Strategy will generally limit the Fund’s ability to benefit from the full appreciation potential of its stock investments underlying the options, and the Fund retains the risk of loss (less premiums received) if the value of these stock investments declines. The Fund’s written call options on individual stocks will be “covered” because the Fund will hold the underlying stock in its portfolio throughout the term of the option. The Fund also will “cover” its written index call option positions by either segregating liquid assets in an amount equal to the contract value of the index or by entering into offsetting positions. The Fund will not write options with respect to individual stocks that are not held in the Fund’s portfolio.

The Fund generally writes call options that are “at-the-money” (the exercise price of the option is equal to the value of the underlying index or stock when the option is written) or “close-to-the-money” (with an exercise price close to the current cash value of the underlying index or the market value of the underlying security when the option is written), but reserves the flexibility to write options that are more substantially “out-of-the-money” (with an exercise price above the current cash value of the underlying index or the market value of the underlying security when the option is written) or are “in-the-money” (with an exercise price below the current cash value of the underlying index or market value of the underlying security when the option is written), based on market conditions and other factors.

An equity index assigns relative values to the securities included in the index (which change periodically), and the index fluctuates with changes in the market values of those securities. An index option relates to the securities included in that index. The exercise of an index option requires a cash payment and does not involve the actual purchase or sale of securities. The Fund may write call options on “broad-based” equity indexes, as well as on narrower market indexes, such as those in respect of select sectors. The Fund also may write options on exchange-traded funds (“ETFs”) and other similar instruments designed to correlate with the performance of an equity index or market segment. The Fund currently intends to write call options on the S&P 500 Composite Stock Price Index and at least one broad-based foreign stock index and also may write options on select sectors and single stocks.

The Fund may write listed/exchange-traded options contracts, as well as unlisted (or “over-the-counter”) options, particularly with respect to options on foreign securities or indexes. Over-the-counter options are not originated and standardized by any exchange or clearinghouse and are not listed and traded on an options exchange, and therefore involve increased liquidity, counterparty and other risks. See “Principal Risks—Covered Call Strategy Risk.”

Portfolio Composition	Portfolio Securities from the Select Strategies

Common Stock.    Common stocks represent the residual ownership interest in the issuer, and holders of common stock are entitled to the income and increase in the value of the assets and business of the issuer after all of its debt obligations and obligations to preferred stockholders are satisfied. Common stocks generally have voting rights. Common stocks fluctuate in price in response to many factors including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

Securities Issued By Real Estate Companies.    A real estate company, as described in this prospectus, is one that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate. REITs are companies that own interests in real estate or in real estate related loans or other interests. A REIT in the United States is generally not taxed on income distributed to shareholders so long as it meets certain tax related requirements, including the requirement that it distribute substantially all of its taxable income to such shareholders. Some countries have a REIT structure very similar to the United States. Other countries have REIT structures that are different from the United States in terms of tax requirements/benefits or scope of qualifying business activities. In addition, there are other countries that have not adopted a REIT structure in any form, although some of these countries are considering adopting a REIT structure. While a significant percentage of the portion of the Fund’s portfolio allocated to the Global Real Estate Strategy may be invested in REITs and REIT-like entities, the Fund also may invest a significant percentage of such portion of its portfolio in other real estate companies.

Utility Company Securities.    Utility companies, as described in this prospectus, derive at least 50% of their revenues from, or have at least 50% of their assets committed to, the generation, transmission, sale or distribution of electric energy; distribution, purification and treatment of water; production, transmission or distribution of natural gas; or provision of communications services, including cable television, satellite, microwave, radio, telephone and other communications media.

Master Limited Partnerships.    An MLP is a publicly traded company organized as a limited partnership or limited liability company and treated as a partnership for Federal income tax purposes. MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or marketing of any mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. The general partner of an MLP is typically owned by one or more of the following: a major energy company, an investment fund, or the direct management of the MLP. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases, ownership of common units and subordinated units. Limited partners own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership’s operations and management.

Preferred Securities.    There are two basic types of preferred securities. The first, sometimes referred to in this prospectus as traditional preferred securities, consists of preferred stock issued by an entity taxable as a corporation. Preferred stocks are considered equity securities. The second basic type is referred to in this prospectus as hybrid-preferred securities. Hybrid-preferred securities may be issued by corporations, generally in the form of interest-bearing notes with preferred securities characteristics, or by an affiliated trust or partnership of the corporation, generally in the form of preferred interests in subordinated debentures or similarly structured securities. Hybrid-preferred securities are considered debt securities. The Investment Manager also considers senior debt perpetual issues, as well as exchange-listed senior debt issues that trade with attributes of exchange-listed perpetual and hybrid-preferred securities, to be part of the broader preferred securities market. Traditional preferred securities pay fixed or floating dividends to investors and have “preference” over common stock in the payment of dividends and in the liquidation of a company’s assets. This means that a company must pay dividends on preferred stock before paying dividends on its common stock. Preferred stockholders usually have no right to vote for corporate directors or on other matters.

Financial Services Company Securities.    The Fund may invest significantly in the securities of financial services companies through each of the Select Strategies, particularly through the Global Large Cap Strategy and Global Preferred Strategy. Companies in the financial services sector include commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services.

Investments in Closed-End Funds.    The Closed-End Funds Strategy is comprised primarily of closed-end funds that generally focus on equity or income-producing securities, sectors or strategies, such as dividend strategies, covered call option strategies, total return strategies, dividend capture strategies, general equities, limited duration strategies, convertible securities, preferred securities, high yield securities and real estate, energy, utility, MLP and other equity or income-oriented strategies. Dividend strategies typically focus on investments in dividend-paying equity securities or equity-related securities, such as common stock, preferred securities, convertible securities and/or warrants. A covered call option strategy is designed to produce income from premiums received from writing (selling) call options on single securities and/or indexes and to offset a portion of a market decline in the underlying securities. Total return strategies typically pursue both income and capital appreciation, and may invest in a wide variety of equity and fixed-income securities and other instruments that vary from fund to fund. In a dividend capture strategy, a stock is sold on or shortly after the stock’s ex-dividend date, and the sale proceeds are used to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this strategy, a fund may receive more dividend payments over a given period of time than if it held a single stock. Limited duration strategies typically focus on fixed-income securities of intermediate duration (a measure of the price volatility of a debt instrument as a result of changes in market interest rates, based on the weighted average timing of the instrument’s expected principal and interest payments), and may include high yield securities, senior loans and mortgage-related securities. Securities and other investments in which the closed-end funds pursuing these strategies generally focus their investments, along with the real estate, energy and utilities sectors, are described with their accompanying risks under “Principal Risks.”

Convertible Securities.    Convertible securities include fixed income securities that may be exchanged or converted into a predetermined number of shares of the issuer’s underlying common stock at the option of the holder during a specified period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of “usable” bonds and warrants or a combination of the features of several of these securities. The investment characteristics of each convertible security vary widely, which allows convertible securities to be employed for a variety of investment strategies.

Lower-Rated Securities.    The Fund also may invest without limit in securities that at the time of investment are rated below investment grade or that are unrated but judged to be below investment grade by the Investment Manager and may invest in securities rated as low as the lowest rating issued by S&P or Moody’s (or the unrated equivalents). These below investment grade quality securities are commonly referred to as “junk bonds” and are regarded as having predominantly speculative characteristics with respect to the payment of interest and repayment of principal. The Fund will not invest in securities which are in default at the time of purchase. See “Principal Risks—Credit Risk and Lower-Rated Securities Risk.”

Other Transactions, Techniques and Investments

Dividend Capture.    The Fund may employ a dividend capture strategy that seeks to increase its current income. In dividend capture trading, the Fund sells a stock on or shortly after the stock’s ex-dividend date and uses the sale proceeds to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this strategy, the Fund may receive more dividend payments over a given period of time than if it held a single stock. Receipt of a greater number of dividend payments during a given time period could augment the total amount of dividend income the Fund receives over this period. For example, during the course of a single year it may be possible through dividend capture trading for the Fund to receive five or more dividend payments with respect to a Fund asset attributable to dividend capture trading, where it may only have received four quarterly payments in a hold only strategy. Dividend capture trades may be made without regard to whether any dividends may qualify for the reduced Federal income tax rates applicable to qualified dividends under the Internal Revenue Code of 1986, as amended (the “Code”).

Other Investments. The Fund may invest up to 10% of its managed assets in securities of open-end investment companies, including ETFs.

The Fund may invest up to 15% of its managed assets in illiquid securities (i.e., securities that are not readily marketable).

In addition to investing in preferred securities through its Global Preferred Strategy, the Fund may invest in debt securities. Debt securities in which the Fund may invest include investments in convertible debt securities, convertible preferred securities, mortgage-backed securities, corporate debt securities issued by domestic and non-U.S. corporations and government debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or a non-U.S. Government or its agencies or instrumentalities.

The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Investment Manager, investment considerations warrant such action. These policies may have the effect of increasing the Fund’s annual rate of portfolio turnover. Higher rates of portfolio turnover involve greater trading costs to the Fund and may result in the realization of net short term capital gains.

The Fund also may purchase and sell derivative instruments such as exchange-listed and over-the-counter put and call options on securities, financial futures, indexes and other financial instruments; purchase and sell financial futures contracts and options thereon; enter into various interest rate transactions such as swaps, caps, floors or collars or credit transactions; equity swaps; credit default swaps; forward contracts; and structured investments. In addition, the Fund may enter into various currency transactions, such as forward currency contracts, currency futures contracts, currency swaps or options on currency or currency futures contracts. The Fund also may purchase derivative instruments that combine features of these instruments. Collectively, all of the above are referred to as “Strategic Transactions.” The Fund may enter into Strategic Transactions to mitigate risks and to facilitate portfolio management, or to seek to increase return.

Certain of the Fund’s investment strategies may limit the amount of dividend income the Fund receives from qualifying for the reduced Federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “Taxation.”

The Fund may engage in certain other investment strategies as described under “Investment Objective and Policies—Portfolio Composition—Other Transactions, Techniques and Investments.”

Investment Manager

Cohen & Steers Capital Management, Inc. is the investment manager of the Fund pursuant to an Investment Management Agreement. The Investment Manager was formed in 1986, and as of June 30, 2007 had $34.6 billion in assets under management. Its clients include pension plans, endowment funds and registered investment companies, including open-end and closed-end real estate funds. The Investment Manager is a wholly-owned subsidiary of Cohen & Steers, Inc., a publicly traded company whose common stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “CNS.” The Investment Manager is responsible for the overall management of the Fund’s portfolio and for the supervision and ongoing monitoring of the Fund’s subadvisors (the “Subadvisors”), Cohen & Steers Europe S.A. (“CNS Europe”), Cohen & Steers Asia Limited (“CNS Asia”) and Cohen & Steers UK Limited (“CNS UK”). Each of the Subadvisors is a direct or indirect wholly-owned subsidiary of the Investment Manager’s parent company, Cohen & Steers, Inc. (“CNS”). References in this prospectus to activities and responsibilities of the Investment Manager may be performed by one or more of the Subadvisors. The Investment Manager also will have responsibility for providing administrative services and assisting the Fund with operational needs pursuant to an Administration Agreement. In accordance with the terms of the Administration Agreement, the Fund has entered into an agreement with State Street Bank and Trust Company (“State Street Bank”) to perform certain administrative functions subject to the supervision of the Investment Manager. See “Management of the Fund—Administration and Sub-Administration Agreement.”

Use of Leverage

The Fund intends to engage in leverage of approximately 20% of its managed assets (including the amount obtained from leverage) through issuing preferred shares or through Borrowings and could engage in leverage up to the maximum amount permitted by the 1940 Act. Any Borrowings will have seniority over the AMPS and any other outstanding shares of preferred stock, and payments to holders of the AMPS and any other outstanding shares of preferred stock in liquidation or otherwise will be subject to the prior payment of any Borrowings. In the event of a default on any Borrowings, lenders or counterparties may have the right to liquidate the collateral for these Borrowings (i.e., the Fund’s portfolio securities), which may reduce the Fund’s assets and thereby cause the Fund to redeem some or all of the AMPS. When the Fund leverages its assets, the fees paid to the Investment Manager for investment management services will be higher than if the Fund did not engage in leverage, because the Investment Manager’s fees are calculated based on the Fund’s managed assets, which includes the liquidation preference of preferred shares, including the AMPS, and any outstanding Borrowings. Consequently, the Fund and the Investment Manager may have differing interests in determining whether to leverage the Fund’s assets. See “Use of Leverage.”

Principal Investment Risks	Risk is inherent in all investing. Before investing in AMPS, you should carefully consider the risks that you will assume when you invest. The primary risks of investing in AMPS are:

•

the Fund will not be permitted to declare dividends or other distributions with respect to your AMPS or redeem your AMPS unless the Fund meets certain asset coverage requirements required by the 1940 Act and the rating agencies;

•

if you try to sell your AMPS between auctions you may not be able to sell any or all of your shares or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends, if any, whether or not earned or declared;

•	if the Fund has designated a flexible auction period, changes in interest rates could affect the price you would receive if you sold your shares in the secondary market;

•	you may transfer your shares outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent and the Fund or other person as the Fund permits;

•	if an auction fails, you may not be able to sell some or all of your AMPS;

•	you may receive less than the price you paid for your AMPS if you sell them outside of the auction, especially when market interest rates are rising;

•	a rating agency could downgrade the rating assigned to the AMPS, which could affect liquidity;

•	the Fund may be forced to redeem your AMPS to meet regulatory or rating agency requirements or may voluntarily redeem your shares in certain circumstances;

•

restrictions imposed by the 1940 Act and by rating agencies on the declaration and payment of dividends to the holders of the Fund’s Common Shares and AMPS and other outstanding shares of preferred stock might impair the Fund’s ability to maintain its qualification as a regulated investment company for Federal income tax purposes;

•	in certain circumstances, the Fund may not earn sufficient income from its investments to pay dividends on AMPS;

•	the AMPS will be junior to any Borrowings;

•	any Borrowings may constitute a substantial lien and burden on the AMPS by reason of their priority claim against the income of the Fund and against the net assets of the Fund in liquidation;

•

if the Fund leverages through Borrowings, the Fund may not be permitted to declare dividends or other distributions with respect to the AMPS or purchase AMPS unless at the time thereof the Fund meets certain asset coverage requirements and the payments of principal and of interest on any such Borrowings are not in default;

•	the value of the Fund’s investment portfolio may decline, reducing the asset coverage for the AMPS; and

•

if an issuer of a common stock in which the Fund invests experiences financial difficulties or if an issuer’s preferred stock or debt security is downgraded or defaults or if an issuer in which the Fund invests is affected by other adverse market factors, there may be a negative impact on the income and/or asset value of the Fund’s investment portfolio. See “Principal Risks—Risks of Investing in AMPS.”

In addition, although the offering of AMPS is conditioned upon receipt of ratings of “AAA” from S&P and “Aaa” from Moody’s for the AMPS, there are additional risks related to investing in the AMPS and the investment policies of and an investment in the Fund, such as:

Auction Risk.    The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. You may not be able to sell your AMPS at an auction if the auction fails. A holder of the AMPS therefore can be given no assurance that there will be sufficient clearing bids in any auction or that the holder will be able to sell its AMPS in an auction. Also, if you place bid orders (orders to retain AMPS) at an auction only at a specified dividend rate, and that rate exceeds the rate set at the auction, you will not retain your AMPS.

Additionally, if you buy AMPS or elect to retain AMPS without specifying a dividend rate below which you would not wish to buy or continue to hold those AMPS, you could receive a lower rate of return on your AMPS than the market rate. Finally, the auction periods for the AMPS may be changed by the Fund, subject to certain conditions and with notice to the holders of AMPS, which could also affect the liquidity of your investment.

As noted above, if there are more AMPS offered for sale than there are buyers for those AMPS in any auction, the auction will fail and you may not be able to sell some or all of your AMPS at that time. The relative buying and selling interest of market participants in your AMPS and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the Fund, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), the tax treatment accorded the instruments, the accounting treatment accorded auction rate securities, including U.S. generally accepted accounting principles relating to the treatment of auction rate securities, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally. Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.

Securities and Exchange Commission Settlements.    On May 31, 2006, the Securities and Exchange Commission announced that it had settled its investigation of fifteen firms, including Merrill Lynch and Wachovia Capital Markets, LLC (the “Settlement Broker-Dealers”), that participate in the auction rate securities market regarding their respective practices and procedures in this market. The Securities and Exchange Commission alleged in the settlement that the firms had managed auctions for auction rate securities in which they participated in ways that were not adequately disclosed or that did not conform to disclosed auction procedures. As part of the settlement, Merrill Lynch and Wachovia Capital Markets, LLC each agreed to pay civil penalties. In addition, each Settlement Broker-Dealer, without admitting or denying the Securities and Exchange Commission’s allegations, agreed to provide to customers written descriptions of its material auction practices and procedures, and to implement procedures reasonably designed to detect and prevent any failures by such Settlement Broker-Dealer to conduct the auction process in accordance with disclosed procedures. Each Settlement Broker-Dealer can offer no assurance as to how the settlement may affect the market for the AMPS.

In addition, on January 9, 2007 the Securities and Exchange Commission announced that it had settled its investigation of three banks, including The Bank of New York (the “Settlement Auction Agents”), that participate as auction agents in the auction rate securities market, regarding their respective practices and procedures in this market. The Securities and Exchange Commission alleged in the settlement that the Settlement Auction Agents allowed broker-dealers in auctions to submit bids or revise bids after the submission deadlines and allowed broker-dealers to intervene in auctions in ways that affected the rates paid on the auction rate securities. As part of the settlement, the Settlement Auction Agents agreed to pay civil penalties. In addition, each Settlement Auction Agent, without admitting or denying the Securities and Exchange Commission’s allegations, agreed to provide to broker-dealers and issuers written descriptions of its material auction practices and procedures and to implement procedures reasonably designed to detect and prevent any failures by that Settlement Auction Agent to conduct the auction process in accordance with disclosed procedures. No assurance can be offered as to how the settlement may affect the market for auction rate securities or the AMPS.

Common Stock Risk.    Common stocks are subject to special risks. Although common stocks have historically generated higher average returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in returns. Common stocks may be more susceptible to adverse changes in market value due to issuer specific events or general movements in the equities markets. A drop in the stock market may depress the price of common stocks held by the Fund. Common stock prices fluctuate for many reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or the occurrence of political or economic events affecting issuers. For example, an adverse event, such as an unfavorable earnings report, may depress the value of common stock in which the Fund has invested; the price of common stock of an issuer may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most or all of the common stocks held by the Fund. Also, common stock of an issuer in the Fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the security experiences a decline in its financial condition. The common stocks in which the Fund invests are typically subordinated to preferred securities, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and assets, and, therefore, will be subject to greater risk than the preferred securities or debt instruments of such issuers. In addition, common stock prices may be sensitive to rising interest rates as the costs of capital rise and borrowing costs increase.

Special Risks of Investing in the Real Estate Sector.    The Fund may invest significantly in the securities of real estate companies and may be susceptible to adverse economic or regulatory occurrences affecting that sector. Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of any interest and principal on its debt securities will be adversely affected. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. The performance of the economy in each of the regions and countries in which the real estate owned by a portfolio company is located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from such properties and their underlying values.

The financial results of major local employers also may have an impact on the cash flow and value of certain properties. In addition, real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company also may have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to these properties may be limited.

Real property investments are also subject to risks which are specific to the investment sector or type of property in which the real estate companies are investing.

•

Retail Properties.    Retail properties are affected by the overall health of the applicable economy and may be adversely affected by the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, spending patterns and lease terminations.

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Office Properties.    Office properties are affected by the overall health of the economy and other factors such as a downturn in the businesses operated by their tenants, obsolescence and noncompetitiveness.

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Hotel Properties.    The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel and adverse effects of general and local economic conditions.

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Healthcare Properties.    Healthcare properties and healthcare providers are affected by several significant factors, including Federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, medical rates, equipment, personnel and other factors regarding operations; continued availability of revenue from government reimbursement programs (primarily Medicaid and Medicare); and competition on a local and regional basis.

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Multifamily Properties.    The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

•

Insurance Issues.    Certain real estate companies may carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance with various policy specifications, limits and deductibles.

•	Credit Risk. REITs may be highly leveraged, and financial covenants may affect the ability of REITs to operate effectively.

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Environmental Issues.    In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property.

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Smaller Companies.    Even the larger REITs in the industry tend to be small- to medium-sized companies in relation to the equity markets as a whole. REIT shares, therefore, can be more volatile than, and perform differently from, larger company stocks.

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REIT Tax Issues.    REITs are subject to a highly technical and complex set of provisions in the Code. It is possible that the Fund may invest in a real estate company which purports to be a REIT and that the company could fail to qualify as a REIT. In the event of any such unexpected failure to qualify as a REIT, the company would be subject to corporate-level taxation, significantly reducing the return to the Fund on its investment in such company.

See “Principal Risks—Special Risks of Investing in the Real Estate Sector.”

General Risks of Investing in the Utility Sector.    The Fund may invest significantly in the securities of utility companies and may be susceptible to adverse economic or regulatory occurrences affecting that sector. Certain segments of this sector and individual companies within such segments may not perform as well as the sector as a whole. Issuers in the utility sector are subject to a variety of factors that may adversely affect their business or operations, including:

•	high interest costs in connection with capital construction and improvement programs;

•	difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets;

•	governmental regulation of rates charged to customers;

•	costs associated with compliance with and changes in environmental and other regulations;

•	effects of economic slowdowns and surplus capacity;

•	increased competition from other providers of utility services;

•	inexperience with and potential losses resulting from a developing deregulatory environment;

•	costs associated with the reduced availability of certain types of fuel, occasionally reduced availability and high costs of natural gas for resale, and the effects of energy conservation policies;

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effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes;

•	technological innovations that may render existing plants, equipment or products obsolete; and

•

potential impact of terrorist activities on utility companies and their customers and the impact of natural or man-made disasters, including events such as the blackout that affected electric utility companies in many Mid-Atlantic and Midwest states in 2003.

Issuers in the utility sector may be subject to regulation by various governmental authorities and may be affected by the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. In addition, there are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will, in the future, grant rate increases or that such increases will be adequate to permit the payment of dividends on preferred or common stocks. Prolonged changes in climatic conditions can also have a significant impact on both the revenues of an electric or gas utility as well as its expenses. See “Principal Risks—General Risks of Investing in the Utility Sector.”

Special Risks Related to Preferred Securities. There are special risks associated with investing in preferred securities, including:

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Deferral and Omission.    Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer.

•	Subordination. Preferred securities are generally subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. Government securities.

•

Limited Voting Rights.    Generally, traditional preferred securities offer no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board.

•	Special Redemption Rights. In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date.

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New Types of Securities.    From time to time, preferred securities, including hybrid-preferred securities, have been, and may in the future be, offered having features other than those described herein. The Fund reserves the right to invest in these securities if the Investment Manager believes that doing so would be consistent with the Fund’s investment objective and policies. Since the market for these instruments would be new, the Fund may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility.

See “Principal Risks—Special Risks Related to Preferred Securities.”

General Risks of Investing in the Financial Services Sector.    The Fund may invest significantly in the securities of companies principally engaged in financial services and may be susceptible to adverse economic or regulatory occurrences affecting that sector. Companies in the financial services sector include commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services. There are risks associated with investing in the financial services sector, including:

•	financial services companies may suffer a setback if regulators change the rules under which they operate;

•	unstable interest rates can have a disproportionate effect on the financial services sector;

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financial services companies whose securities the Fund may purchase may themselves have concentrated portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that sector; and

•	financial services companies have been affected by increased competition, which could adversely affect the profitability or viability of such companies.

See “Principal Risks—General Risks of Investing in the Financial Services Sector.”

Risks of Investing in Closed-End Funds and Other Investment Companies.    Risks associated with investments in closed-end funds generally include the risks described in this prospectus associated with the Fund’s structure as a closed-end investment company, including market risk, leverage risk, risk of anti-takeover provisions and non-diversification. To the extent the Fund invests a portion of its assets in investment companies, including closed-end funds, ETFs and other types of investment companies, those assets will be subject to the risks of the purchased investment companies’ portfolio securities, and a stockholder in the Fund will bear not only his or her proportionate share of the Fund’s expenses, but also indirectly the expenses of the purchased investment companies. The Fund’s assets invested in other investment companies would therefore be subject to duplicative expenses. In addition, investments in closed-end funds may be subject to the following risks:

•	Manager Risk. The Fund’s investments in other closed-end funds are subject to the ability of the managers of the funds to achieve the funds’ investment objectives.

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Discount from Net Asset Value.    Shares of closed-end funds frequently trade at a discount from their net asset value. This characteristic is a risk separate and distinct from the risk that net asset value could decrease as a result of investment activities.

•	Dilution Risk. Strategies employed by a closed-end fund, such as rights offerings, may, under certain circumstances, have the effect of reducing its share price and the Fund’s proportionate interest.

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Foreign Closed-End Fund Risk.    Risks associated with investments in closed-end funds registered under foreign law may be different than those of investments in U.S. registered closed-end funds. Foreign registered funds are subject to a different regulatory regime that may be less rigorous than in the United States in areas such as governance and financial reporting requirements. There also may be less publicly available information about such funds, and investments in these funds may carry special tax consequences. In addition, foreign closed-end funds are generally subject to the risks of investing in other types of foreign securities.

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BDCs Risk.    Investments in closed-end funds that are BDCs may be subject to a high degree of risk. BDCs typically invest in small- and medium-sized companies that may not have access to public equity markets for capital raising. As a result, a BDC’s portfolio typically will include a substantial amount of securities purchased in private placements, and the portfolio may carry risks similar to those of a private equity or venture capital fund. Securities that are not publicly registered may be difficult to value and may be difficult to sell at a price representative of their intrinsic value.

See “Principal Risks—Risks of Investing in Closed-End Funds and Other Investment Companies.”

Covered Call Strategy Risk.    There are various risks associated with the Fund’s Covered Call Strategy. In effect, the Fund forgoes, during the life of the option, the opportunity to profit from increases in the market value of the underlying security or securities held by the Fund with respect to which the option was written above the sum of the premium and the exercise price. For index options, this will depend, in part, on the extent of correlation of the performance of the Fund’s portfolio securities with the performance of the relevant index. The Covered Call Strategy will generally limit the Fund’s ability to benefit from the full appreciation potential of its stock investments underlying the options, and the Fund retains the risk of loss (less premiums received) if the value of these stock invests declines. This combination of potentially limited appreciation and full depreciation over time may lead to erosion in the value of the Fund’s portfolio, and the Fund’s performance may be lower than it otherwise would have been if it did not use the Covered Call Strategy.

There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. In the case of index options, the Investment Manager will attempt to maintain for the Fund written call option positions on equity indexes whose price movements, taken in the aggregate, are closely correlated with the price movements of securities held in the Fund’s stock portfolio. However, this strategy involves significant risk that the changes in value of the indexes underlying the Fund’s written call option positions will not correlate closely with changes in the market value of the corresponding securities held by the Fund. To the extent that there is a lack of correlation, movements in the indexes underlying the options positions may result in net losses to the Fund (including at times when the market values of securities held by the Fund are declining) that exceed option premiums received and any increase in value of the Fund’s corresponding portfolio securities.

When the Fund writes listed or exchange-traded options, a liquid secondary market may not exist on an exchange when the Fund seeks to close out an option position. The value of options written by the Fund may be adversely affected if the market for the option is reduced or becomes illiquid. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist.

The Fund may write unlisted (over-the-counter) options, particularly with respect to foreign securities and indexes. Over-the-counter options differ from listed or exchange-traded options in that they are two-party contracts, with price and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-traded options. In addition, the Fund’s ability to terminate over-the-counter options may be more limited than with exchange-traded options. In the event of default or insolvency of the counterparty, the Fund may be unable to liquidate an over-the-counter option position. See “Principal Risks—Covered Call Strategy Risk.”

Foreign Securities Risk.    Investments in foreign securities involve certain risks not involved in domestic investments. Securities markets in certain foreign countries are not as developed, efficient or liquid as securities markets in the United States. Therefore, the prices of foreign securities often are volatile. Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payments of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise. Generally, there is less publicly available information about foreign companies due to less rigorous disclosure or accounting standards and regulatory practices. In addition, the Fund will be subject to risks associated with adverse political and economic developments in foreign countries, which could cause the Fund to lose money on its investments in foreign securities.

The Fund may invest in securities of issuers located or doing substantial business in “emerging markets” (lesser developed countries). Because of less developed markets and economies and, in some countries, less mature governments and governmental institutions, the risks of investing in foreign securities can be intensified in the case of investments in issuers domiciled or doing substantial business in emerging market countries. These risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; political and social uncertainties; over-dependence on exports, especially with respect to primary commodities, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable custodial services and settlement practices. See “Principal Risks—Foreign Securities Risk.”

Foreign Currency Risk.    Although the Fund will report its net asset value and pay dividends in U.S. dollars, foreign securities often are purchased with, and make dividend or interest payments in, foreign currencies. Therefore, when the Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the Fund’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payments of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

Interest Rate Risk.    Interest rate risk is the risk that fixed-income securities such as preferred and debt securities, and to a lesser extent dividend-paying common stocks such as REIT common shares, will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. Fixed income securities with longer periods before maturity are often more sensitive to interest rate changes. When the Fund is leveraged (i.e., borrows for investment purposes) it may be expected to have greater interest rate sensitivity.

During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled, which is generally known as call or prepayment risk. If this occurs, the Fund may be forced to reinvest in lower yielding securities. This is known as reinvestment risk. Preferred and debt securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer. During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security. This is known as extension risk. See “Principal Risks—Risks of Investing in the AMPS—Interest Rate Risk.”

Convertible Securities Risk.    Although to a lesser extent than with nonconvertible fixed-income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock.

Credit Risk and Lower-Rated Securities Risk.    Credit risk is the risk that a security in the Fund’s portfolio will decline in price or the issuer will fail to make dividend, interest or principal payments when due because the issuer of the security experiences a decline in its financial status. Preferred securities normally are subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income and claim to corporate assets, and therefore will be subject to greater credit risk than debt instruments. The Fund may invest in securities that are rated below investment grade. A security will be considered to be investment grade if, at the time of the investment, such security has a rating of “BBB” or higher by S&P, “Baa” or higher by Moody’s or an equivalent rating by a nationally recognized statistical rating agency or, if unrated, such security is determined by the Investment Manager to be of comparable quality. Lower-rated securities, or equivalent unrated securities, which are commonly known as “junk bonds,” generally involve greater volatility of price and risk of loss of income and principal, and may be more susceptible to real or perceived adverse economic and competitive industry conditions than higher grade securities. Such securities may face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. It is reasonable to expect that any adverse economic conditions could disrupt the market for lower-rated securities, have an adverse impact on the value of those securities and adversely affect the ability of the issuers of those securities to repay principal and interest on those securities. See “Principal Risks—Credit Risk and Lower-Rated Securities Risk.”

Dividend Strategy Risk.    It is difficult to anticipate the level of dividends that companies will pay in any given timeframe. The use of a dividend capture strategy requires the Investment Manager to identify and exploit opportunities such as the announcement of major corporate actions (e.g., restructuring initiatives or a special dividend) that may lead to high current dividend income. These situations are typically not recurring in nature or frequency, may be difficult to predict and may not result in an opportunity from which the Fund can benefit. In addition, the dividend policies of the Fund’s target companies are heavily influenced by the current economic climate and the favorable Federal tax treatment afforded to dividends. Challenging economic conditions, affecting either the market as a whole or a specific investment in the Fund’s portfolio, may limit the opportunity to benefit from the current dividend policies of the companies in which the Fund invests or may cause such companies to reduce or eliminate their dividends. In addition, a change in the favorable provisions of the Federal tax laws may effect a widespread reduction in announced dividends and may adversely impact the valuation of the shares of dividend-paying companies.

Short Sale Risk.    When transacting a short sale, the Fund must borrow the security sold to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement, which may be higher or lower than the price at which the security was sold by the Fund. If the underlying security goes up in price during the period during which the short position is outstanding, the Fund will realize a loss. The Fund would also incur increased transaction costs associated with selling securities short. See “Principal Risks—Short Sale Risk.”

Strategic Transactions Risk.    Strategic Transactions have risks, including imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Strategic Transactions depends on the Investment Manager’s ability to predict pertinent market movements, which cannot be assured. Thus, the use of Strategic Transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes. See “Principal Risks—Strategic Transactions Risk.”

Risk of Anti-Takeover Provisions.    Certain provisions of the Fund’s Articles of Incorporation (which, as hereafter amended, restated or supplemented from time to time, and together with the Articles Supplementary, is referred to as the “Charter”), and By-Laws could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the Fund’s structure. The provisions may also have the effect of depriving you of an opportunity to redeem your AMPS and may have the effect of inhibiting conversion of the Fund to an open-end investment company. See “Certain Provisions of the Charter and By-Laws” and “Additional Risk Considerations—Anti-Takeover Provisions.”

Market Disruption Risk.    The aftermath of the war in Iraq and the continuing occupation of Iraq, instability in the Middle East and terrorist attacks in the United States and around the world have resulted in recent market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets would be affected by similar events in the future. These events could also adversely affect individual issuers and securities markets, interest rates, auctions and auction participants, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the AMPS.

Given the risks described above, an investment in the AMPS may not be appropriate for all investors. You should carefully consider your ability to assume these risks before making an investment in the Fund. For further discussion of the risks associated with investing in the AMPS and the Fund, see “Principal Risks” and “Additional Risk Considerations.”

Dividends and Auction Periods

The table below shows the dividend rate, the dividend payment date and the number of days for the initial period of the AMPS offered in this prospectus. For subsequent auction periods, the AMPS will pay dividends based on a rate set at auctions normally held every seven days. In most instances, dividends are payable on the first business day following the end of the auction period. The rate set at auction will not exceed the Maximum Rate (as determined in the manner described under “Description of AMPS—Dividends and Auction Periods—Determination of Maximum Rate”).

The dividend payment date for flexible auction periods will be set out in the notice designating a flexible auction period.

Dividends on the AMPS will be cumulative from the date the AMPS are first issued and will be paid out of legally available funds.

Initial Dividend Rate	Dividend Payment Date for Initial Period	Number of Days in Initial Period
Series_7%	, 2007

The Fund may, subject to certain conditions, designate flexible auction periods of a number of days (other than seven) evenly divisible by seven and not more than five years long. The Fund may not designate a flexible auction period unless sufficient clearing bids exist at the auction date for such new flexible auction period. In addition, full cumulative dividends, any amounts due with respect to mandatory redemptions and any additional dividends payable prior to such date must be paid in full or deposited with the auction agent. The Fund also must have received confirmation from Moody’s and S&P or any substitute rating agency that the proposed flexible auction period will not adversely affect such agency’s then-current rating on the AMPS and the lead broker-dealer designated by the Fund, initially Merrill Lynch, must not have objected to declaration of a flexible auction period. See “Description of AMPS—Dividends and Auction Periods” and “The Auction.”

Secondary Market Trading

Broker-dealers may, but are not obligated to, maintain a secondary trading market in the AMPS outside of auctions. There can be no assurance that a secondary market will provide owners with liquidity. You may transfer shares outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent and the Fund, or other persons as the Fund permits.

Interest Rate Transactions

In order to seek to reduce the interest rate risk inherent in the Fund’s capital structure and underlying investments, the Fund may enter into interest rate swap or cap transactions as to all or a portion of Fund leverage. The use of interest rate swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. In an interest rate swap, the Fund would agree to pay to the other party to the interest rate swap (which is known as the “counterparty”) a fixed rate payment in exchange for the counterparty agreeing to pay to the Fund a variable rate payment that is intended to approximate the Fund’s variable rate payment obligation on the AMPS and any other shares of preferred stock or any variable rate Borrowings. The payment obligations would be based on the notional amount of the swap. In an interest rate cap, the Fund would pay a premium to the counterparty to the interest rate cap and, to the extent that a specified variable rate index exceeds a predetermined fixed rate, would receive from the counterparty payments of the difference based on the notional amount of such cap. If the counterparty to an interest rate swap or cap defaults, the Fund would not be able to use the anticipated net receipts under the swap or cap to offset the dividend payments on the AMPS and other outstanding preferred stock or rate of interest on Borrowings. Depending on the general state of short-term interest rates and the returns on the Fund’s portfolio securities at that point in time, such default could negatively impact the Fund’s ability to make dividend payments on the AMPS and any other shares of preferred stock. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the Fund’s ability to make dividend payments on the AMPS.

Asset Maintenance

Under the terms of the AMPS, if the Fund fails to maintain the required asset coverage on the AMPS and any other shares of preferred stock or fails to comply with other covenants of the swap or cap transactions, the Fund may be required to redeem some or all of the AMPS. Such redemption likely would result in the Fund seeking to terminate early all or a portion of any swap or cap transaction. An early termination of a swap could result in a termination payment by or to the Fund. Early termination of a cap could result in a termination payment to the Fund. The Fund would not enter into interest rate swap or cap transactions having an aggregate notional amount that exceeded the outstanding amount of the Fund’s leverage. See “How the Fund Manages Risk—Interest Rate Transactions” for additional information.

Under the Fund’s Articles Supplementary for the AMPS, which establishes and fixes the rights and preferences of the AMPS, the Fund must maintain:

•	asset coverage of the AMPS as required by the rating agency or agencies rating the AMPS; and

•	asset coverage of at least 200% with respect to senior securities that are stock, including the AMPS.

In the event that the Fund does not maintain or cure these coverage tests, some or all of the AMPS will be subject to mandatory redemption. See “Description of AMPS—Redemption.”

Based on the composition of the Fund’s portfolio as of September 28, 2007, the asset coverage of the AMPS as measured pursuant to the 1940 Act would be approximately 616% if the Fund were to issue all of the AMPS offered in this prospectus, representing approximately 16% of the Fund’s managed assets.

Redemption

The Fund does not expect to and ordinarily will not redeem the AMPS. However, under the Articles Supplementary, it may be required to redeem AMPS in order, for example, to meet an asset coverage ratio or to correct a failure to meet a rating agency guideline in a timely manner. The Fund may also voluntarily redeem the AMPS, without the consent of holders of the AMPS, under certain conditions. See “Description of AMPS—Redemption.”

Liquidation Preference

The liquidation preference (that is, the amount the Fund must pay to holders of the AMPS if the Fund is liquidated) for the AMPS will be $25,000 per share plus accumulated but unpaid dividends, if any, whether or not earned or declared.

Voting Rights	The 1940 Act requires that the holders of the AMPS, and the holders of any other series of preferred stock of the Fund, voting together as a separate class, have the right to:

•	elect at least two Directors at all times; and

•

elect a majority of the Directors if at any time the Fund fails to pay dividends on the AMPS, or any other series of preferred stock of the Fund, for two full years and will continue to be so represented until all dividends in arrears have been paid or otherwise provided for.

The holders of the AMPS, and the holders of any other series of preferred stock of the Fund, will vote as a separate class or series on other matters as required under the Fund’s Charter, the 1940 Act and Maryland law. On all other matters, holders of the AMPS will vote together with the holders of Common Shares and each share of any other series of preferred stock of the Fund. Each Common Share, each share of the AMPS, and each share of any other series of preferred stock of the Fund is entitled to one vote per share.

Federal Income Taxation

The distributions with respect to the AMPS (other than distributions in redemption of the AMPS subject to Section 302(b) of the Code) will constitute dividends to the extent of the Fund’s current or accumulated earnings and profits, as calculated for Federal income tax purposes. Except in the case of distributions of qualified dividend income and net capital gains, such dividends generally will be taxable as ordinary income to holders. Distributions of net capital gain that are designated by the Fund as capital gain dividends will be treated as long-term capital gains in the hands of holders receiving such distributions. The Internal Revenue Service (“IRS”) currently requires that a regulated investment company that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income, capital gains, dividends qualifying for the dividends received deduction (the “DRD”), qualified dividend income, interest-related dividends and short-term capital gain dividends) based upon the percentage of total dividends distributed to each class for the tax year. Accordingly, the Fund intends each year to allocate capital gain dividends, dividends qualifying for the DRD, dividends derived from qualified dividend income, interest-related dividends and short-term capital gain dividends, if any, among its Common Shares, the AMPS and other outstanding preferred stock in proportion to the total dividends paid to each class during or with respect to such tax year. Dividends paid by REITs are generally not considered qualified dividend income. There can be no assurance of what portion, if any, of the Fund’s distributions will be entitled to the lower tax rates that apply to qualified dividend income. Special rules apply in respect of any foreign stockholders in the Fund. See “Taxation.”

Auction Agent, Transfer Agent, Dividend Paying Agent And Registrar, and Custodian	The Bank of New York will act as auction agent, transfer agent, dividend paying agent and registrar for the AMPS. State Street Bank acts as the Fund’s custodian.

FINANCIAL HIGHLIGHTS (unaudited)

Information contained in the table below under the headings “Per Share Operating Performance” and “Ratios/Supplemental Data” shows the unaudited operating performance of the Fund from the commencement of the Fund’s investment operations on July 31, 2007 through August 31, 2007. Because the Fund was recently organized and commenced investment operations on July 31, 2007, the table covers one month of operations, during which a substantial portion of the Fund’s portfolio was held in temporary investments pending investment in securities and other assets that meet the Fund’s investment objective and policies. Accordingly, the information presented may not provide a meaningful picture of the Fund’s future operating performance.

The following table includes selected data for a share outstanding throughout the period and other performance information derived from the Fund’s Unaudited Financial Statements included in the SAI for the period from July 31, 2007 through August 31, 2007. The table should be read in conjunction with the Unaudited Financial Statements and notes thereto.

Per Share Operating Performance:	For the Period July 27, 2007(a) through August 31, 2007
Net asset value, beginning of period	$19.10

Income from investment operations:
Net investment income	0.06
Net realized and unrealized gain on investments	0.18

Total income from investment operations	0.24

Net asset value, end of period	$19.34

Market value, end of period	$20.00

Total net asset value return(b)	1.26	%(c)

Total market value return(b)	0.00	%(c)

Ratios/Supplemental Data:
Net assets, end of period (in millions)	$435.2

Ratio of expenses to average daily net assets	1.20	%(d),(e)

Ratio of net investment income to average daily net assets	3.17	%(d),(e)

Portfolio turnover rate	2	%(c)

(a)	Commencement of operations.
(b)	Total market value return is computed based upon the New York Stock Exchange market price of the Fund’s shares and excludes the effects of brokerage commissions. Total net asset value return measures the changes in value over the period indicated, taking into account dividends as reinvested. Dividends and distributions, if any, are assumed for purposes of these calculations, to be reinvested at prices obtained under the Fund’s dividend reinvestment plan.
(c)	Not annualized.
(d)	Annualized.
(e)	Does not include expenses incurred by the closed-end funds in which the Fund invests.

THE FUND

The Fund is a non-diversified, closed-end management investment company. The Fund was organized as a Maryland corporation on April 10, 2007 and is registered as an investment company under the 1940 Act. The Fund issued an aggregate of 22,500,000 Common Shares, par value $.001 per share, in an initial public offering and commenced its operations with the closing of the initial public offering on July 31, 2007. On September 7, 2007, the Fund issued 784,300 additional Common Shares in connection with a partial exercise by the underwriters of the overallotment option. The Fund currently does not have any series of preferred stock outstanding. The Fund’s Common Shares are traded on the NYSE under the symbol “INB.” The Fund’s principal office is located at 280 Park Avenue, New York, New York 10017, and our telephone number is (212) 832-3232.

The following provides information about the Fund’s outstanding shares as of August 31, 2007:

Title of Class	Amount Authorized	Amount Held By The Fund or for Its Account	Amount Outstanding
Common Shares	250,000,000	0	23,289,550

Series_7 AMPS	3,600	0	0

USE OF PROCEEDS

The Fund estimates that the net proceeds of this offering of the AMPS, after payment of the sales load and offering expenses, will be $            . It is anticipated that approximately $15 million of the net proceeds will be used to reduce a portion of outstanding Borrowings and the remainder will be invested in accordance with the policies set forth under “Investment Objective and Policies.” The Borrowings being reduced by a portion of the net proceeds were incurred pursuant to a revolving credit facility expiring on October 7, 2008 (the “Credit Facility”). Such Borrowing pay interest at the Federal Funds Rate plus 0.50% per annum of Borrowings outstanding under the Credit Facility. As of October 9, 2007 the interest rate under the Credit Facility was     % per annum. The Fund estimates that the remaining net proceeds of this offering, after reduction of Borrowings, will be fully invested in accordance with its investment objective and policies within four months of the completion of this offering. Pending such investment, the proceeds may be invested in U.S. Government securities or high-quality, short-term money market instruments. See “Investment Objective and Policies.”

CAPITALIZATION (UNAUDITED)

The following table sets forth the unaudited capitalization of the Fund as of September 28, 2007, and as adjusted to give effect to the issuance of the AMPS offered in this prospectus.

	As of September 28, 2007
	Actual	As Adjusted
	(Unaudited)
AMPS, $.001 par value, $25,000 liquidation value; 3,600 shares authorized after giving effect to the issuance of 3,600 shares of Series _7 AMPS	$—	$90,000,000

Common Shares, $.001 par value per share; as of August 31, 2007, 250,000,000 shares authorized (before giving effect to the issuance of 3,600 shares of Series _7 AMPS), 23,289,550 shares outstanding	23,290	23,290
Paid-in surplus	443,875,743	442,725,743
Balance of distributions in excess of net investment income	(1,894,659)	(1,894,659)
Net realized loss from investment transactions	(637,583)	(637,583)
Net unrealized appreciation on investments	24,620,339	24,620,339
Net assets applicable to Common Shares	465,997,130	464,847,130

Net assets, plus liquidation preference of AMPS	$465,997,130	$554,847,130

As used in this prospectus, unless otherwise noted, the Fund’s “managed assets” include assets of the Fund attributable to the AMPS and any other outstanding shares of preferred stock, with no deduction for the liquidation preference of such shares. For financial reporting purposes, however, the Fund is required to deduct the liquidation preference of the AMPS and any other outstanding shares of preferred stock from “managed assets” so long as the AMPS and any other outstanding shares of preferred stock have redemption features that are not solely within the control of the Fund. In connection with the rating of the AMPS, the Fund has established various portfolio covenants to meet third-party rating agency guidelines in its Charter. These covenants include, among other things, investment diversification requirements and requirements that investments included in the Fund’s portfolio meet specific industry and credit quality criteria. Market factors outside the Fund’s control may affect its ability to meet the criteria of third-party rating agencies set forth in the Fund’s portfolio covenants. If the Fund violates these covenants, it may be required to cure the violation by redeeming all or a portion of the AMPS. For all regulatory purposes, the Fund’s AMPS will be treated as stock (rather than indebtedness).

INVESTMENT OBJECTIVE AND POLICIES

Overview

Our investment objective is total return, with an emphasis on high current income. There can be no assurance that the Fund will achieve its investment objective.

The Investment Manager constructs the Fund’s investment portfolio primarily by allocating the Fund’s assets to selections from the Select Strategies—the five proprietary strategies used by the Investment Manager in managing other established Cohen & Steers portfolios. Allocations and reallocations of the Fund’s assets to the Select Strategies are determined by the Investment Manager’s senior portfolio managers in accordance with market conditions and available investment opportunities. Three primary factors are considered in determining portfolio allocation: income potential, total return potential and diversification. The five proprietary strategies are:

•

Global Large Cap Strategy: dividend paying common stocks of large capitalization companies with potential for attractive and sustainable dividend growth issued by companies across a variety of industries and sectors

•	Global Real Estate Strategy: real estate securities, including REITs or REIT-like structures

•	Global Utility Strategy: common stocks and other equity securities issued by utility companies and MLPs

•	Global Preferred Strategy: preferred securities, including traditional preferred securities and hybrid-preferred securities

•	Closed-End Funds Strategy: common stocks of closed-end funds that invest significantly in equity or income-producing securities

The Fund intends to focus primarily on securities selected from the Global Large Cap Strategy. The Fund currently expects, based on existing market conditions, to have 60% of its managed assets allocated to the Global Large Cap Strategy and 40% of its managed assets allocated among the Global Real Estate, Global Utility, Global Preferred and Closed-End Funds Strategies, although allocations among the Select Strategies will vary over time based on market conditions, perhaps significantly. The Fund may not be invested in securities from all of the Select Strategies at all times.

The Fund also writes (sells) index and stock options on a portion of its portfolio with the intention of earning option premiums (Covered Call Strategy). Option premiums generate current income and may help to increase distributable income, although there can be no assurance this will be achieved. The Fund currently expects, based on existing market conditions, to write options having an aggregate notional value equal to 40% to 60% of the value of the Fund’s portfolio, although the percentage will vary over time based on market conditions. The Covered Call Strategy is designed to contribute to total return while moderating volatility of those returns, thereby reducing portfolio volatility. However, option writing will reduce the potential to benefit from any appreciation in the portion of the Fund’s stock portfolio with respect to which options are written. The Fund generally writes call options that are “at-the-money,” meaning the exercise price of the option is equal to the value of the underlying index or stock when the option is written, or “close-to-the-money,” meaning the exercise price of the options is close to the current cash value of the underlying index or the market value of the underlying security when the option is written.

The Fund also may seek to increase its current income through dividend capture trading. In dividend capture trading, the Fund sells a stock on or shortly after the stock’s ex-dividend date and uses the sale proceeds to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this strategy, the Fund may receive more dividend payments over a given period of time than if it held a single stock.

Under normal market conditions, the Fund invests significantly (at least 40%—unless market conditions are not deemed favorable by the Investment Manager, in which case the Fund would invest at least 30%) in companies organized or located outside the United States or doing a substantial amount of business outside the United States, including direct investments in securities of such issuers and investments in depositary receipts (such as ADRs) that represent indirect interests in securities of foreign issuers. The Fund allocates its assets among various regions and countries, including the United States (but in no less than three countries).

The Fund also may invest without limit in securities that at the time of investment are rated below investment grade or that are unrated but judged to be below investment grade by the Investment Manager (and may invest in securities rated as low as the lowest rating issued by S&P or Moody’s (or the unrated equivalents). These below investment grade securities are commonly referred to as “junk bonds” and are regarded as having predominantly speculative characteristics with respect to the payment of interest and repayment of principal. See “Principal Risks—Credit Risk and Lower-Rated Securities Risk.” A security will be considered investment grade quality if it is rated “BBB” or higher by S&P, “Baa” or higher by Moody’s or an equivalent rating by a nationally recognized statistical rating agency, or is unrated but judged to be of comparable quality by the Investment Manager. The Fund’s credit quality policies apply only at the time a security is purchased, and the Fund is not required to dispose of a security if a rating agency downgrades its assessment of the credit characteristics of a particular issue. In determining whether to retain or sell a security that a rating agency has downgraded, the Investment Manager may consider such factors as its assessment of the credit quality of the issuer of the security, the price at which the security could be sold and the rating, if any, assigned to the security by other rating agencies. Appendix A to the SAI contains a general description of S&P’s and Moody’s ratings of securities. The Fund will not invest in securities which are in default at the time of purchase. The Fund may invest up to 15% of its managed assets in illiquid securities (i.e., securities that are not readily marketable).

Investment Portfolio

Select Strategies

Global Large Cap Strategy

In selecting common stocks of large capitalization companies (companies with market capitalizations similar to those companies included in the Russell 1000 Value Index) in its Global Large Cap Strategy, the Investment Manager first seeks to identify attractive businesses by industry through identification of key industry drivers and evaluation of each company’s business model, market position and management team. Then a number of additional screens are applied to assess a company’s dividend growth potential as well as the sustainability of that growth, including analysis of dividend history, free cash flow and dividend payout ratios. Once this fundamental research has been completed and the universe of companies has been narrowed, a dividend discount model is employed to determine the present value of a future stream of a company’s dividend payments to identify stocks the Investment Manager believes are undervalued relative to their long-term growth prospects. This model assists in both quantifying discounts to target prices and determining individual stock and sector weightings.

The Global Large Cap Strategy may include some securities that do not meet the Investment Manager’s normal investment criteria for the strategy, as described above, when the Investment Manager perceives an unusual opportunity for appreciation. These special situations might arise when the Investment Manager believes a security could increase in value for a variety of reasons, including a change in management, an extraordinary corporate event or a temporary imbalance in the supply of or demand for the securities.

In an effort to mitigate risk, the Investment Manager adheres to a sell discipline in its Global Large Cap Strategy that helps to identify when to begin scaling out of a position that no longer meets the strategy’s investment criteria. Considerations include change in company management or strategy, change in dividend policy, invalid investment thesis, stock price approaching target price, deterioration of company fundamentals or changing industry considerations.

Global Real Estate Strategy

The Global Real Estate Strategy focuses on real estate securities of U.S. and non-U.S. companies, including common stocks, preferred securities and other debt securities issued by real estate companies, such as REITs or REIT-like structures. In selecting common stocks and other equity securities for its Global Real Estate Strategy, including securities of REITs, the Investment Manager adheres to an integrated, bottom-up, relative value investment process. A proprietary valuation model ranks real estate securities on price-to-net asset value, which the Investment Manager believes is the primary determinant of real estate security valuation, and guides a bottom-up portfolio construction process. The Investment Manager’s analysts incorporate both quantitative and qualitative analysis in their net asset value estimates. The company research process includes an evaluation of management, strategy, property quality, financial strength and corporate structure. In addition to the net asset value model, the Investment Manager’s portfolio managers may use secondary valuation tools including cash flow multiple/growth or discounted cash flow models. Judgments with respect to risk control, diversification, liquidity and other factors overlay the model’s output and drive the portfolio managers’ investment decisions.

Global Utility Strategy

The Global Utility Strategy focuses on common stocks and other equity securities issued by utility companies and MLPs. In selecting common stocks and other equity securities for its Global Utility Strategy, the Investment Manager relies on a fundamental analysis of each company. Securities are evaluated for their potential to provide an attractive total return through a combination of dividend yield and capital appreciation. The Investment Manager reviews each company’s potential for success in light of general economic and industry trends, as well as the company’s quality of management, financial condition, business plan, industry and sector market position, dividend payout ratio and corporate governance. The Investment Manager utilizes a value-oriented approach, and evaluates each company’s valuation on the basis of relative price/cash flow and price/earnings multiples, earnings growth rate, dividend yield and price/book value, among other metrics.

Global Preferred Strategy

The Global Preferred Strategy may include investment in traditional preferred securities issued by entities taxable as a corporation, as well as hybrid-preferred securities. In selecting preferred securities, the Investment Manager seeks to select securities it believes are undervalued on the basis of risk and return profiles. In making this determination, the Investment Manager evaluates the fundamental characteristics of an issuer, including an issuer’s creditworthiness, and also takes into account prevailing market factors. In analyzing credit quality, the Investment Manager considers not only fundamental analysis, but also an issuer’s corporate and capital structure and the placement of the preferred or debt securities within that structure. The Investment Manager also takes into account other factors, such as call and other structural features, momentum and other exogenous signals (i.e., the likely directions of ratings) and relative value versus other income security classes.

Closed-End Funds Strategy

The Closed-End Funds Strategy focuses on common stock of closed-end funds that generally focus on equity or income-producing securities, sectors or strategies, such as dividend strategies, covered call option strategies, total return strategies, dividend capture strategies, general equities (including both dividend and non-dividend paying equities), limited duration strategies, convertible securities, preferred securities, high yield securities and real estate, energy, utility, MLP and other equity or income-oriented strategies. Closed-end funds included in this strategy also may include BDCs, which are a type of closed-end fund under the 1940 Act that typically invests in small- and medium-sized companies that may not have access to public equity markets for capital raising. The Closed-End Funds Strategy also may include investments in royalty and income trusts. These trusts generally make single-sector or even single-enterprise investments, and their investments are therefore sensitive to business cycles, particularly real estate or commodities trusts. The Fund will not invest in any closed-end funds managed by the Investment Manager.

Covered Call Strategy

Call options are contracts representing the right to receive the current value of the underlying index, or to purchase the underlying security, at the exercise price at or before the expiration date. The values of options are determined by trading activity in the broad options markets and will be affected by, among other factors, changes in the value of the underlying securities (including those comprising an index) in relation to the exercise price, changes in dividend rates of underlying securities, changes in interest or currency rates, changes in actual or perceived volatility of the stock market and the time remaining until the expiration date. As the writer (seller) of a call option, the Fund receives cash (the premium) from the purchaser of the option, and the purchaser has the right to receive from the Fund the cash value of the underlying index or any appreciation in the underlying security over the exercise price on the expiration date or otherwise upon exercise. In effect, the Fund forgoes, during the life of the option, the opportunity to profit from increases in the market value of the underlying security or securities held by the Fund with respect to which the option was written above the sum of the premium and the exercise price. For index options, this will depend, in part, on the extent of correlation of the performance of the Fund’s portfolio securities with the performance of the relevant index. The Covered Call Strategy will generally limit the Fund’s ability to benefit from the full appreciation potential of its stock investments underlying the options, and the Fund retains the risk of loss (less premiums received) if the value of these stock investments declines. The Fund’s written call options on individual stocks will be “covered” because the Fund will hold the underlying stock in its portfolio throughout the term of the option. The Fund also will “cover” its written index call option positions by either segregating liquid assets in an amount equal to the contract value of the index or by entering into offsetting positions. The Fund will not write options with respect to individual stocks that are not held in the Fund’s portfolio.

The transaction costs of buying and selling options consist primarily of the bid-ask spread and commissions (imposed in opening, closing, exercise and assignment transactions). Transaction costs may be higher for transactions effected in foreign markets than for transactions effected in U.S. markets. Transaction costs will decrease the amount of any gain or increase the amount of any loss the Fund realizes on an option. The Fund may seek to close out (terminate) a call option it has written by buying an offsetting option or, in the case of some over-the-counter options, agreeing with the option purchaser to terminate the transaction prior to its expiration date. If the Fund terminates an option prior to its expiration, the Fund will have to make a cash payment equal to the value of the option and may incur additional transaction costs. There can be no assurance that the Fund will be able to close out an option written by it at any particular time or at a favorable price.

The Fund generally writes call options that are “at-the-money” (the exercise price of the option is equal to the value of the underlying index or stock when the option is written) or “close-to-the-money” (with an exercise price close to current cash value of the underlying index or the market value of the underlying security when the option is written), but reserves the flexibility to write options that are more substantially “out-of-the-money” (with an exercise price above the current cash value of the underlying index or the market value of the underlying security when the option is written) or are “in-the-money” (with an exercise price below the current cash value of the underlying index or market value of the underlying security when the option is written), based on market conditions and other factors. When the value of the index or individual security with respect to which a call option is written rises, a call option that was at- or out-of-the-money when written may become in-the-money, thereby increasing the likelihood that the option could be exercised and the Fund forced to pay the amount of appreciation above the exercise price of the option upon exercise and/or to sell the underlying security or securities. The premium, the exercise price and the market value of the applicable security or index will determine the gain or loss realized by the Fund.

An equity index assigns relative values to the securities included in the index (which change periodically), and the index fluctuates with changes in the market values of those securities. An index option relates to the securities included in that index. The exercise of an index option requires a cash payment and does not involve the actual purchase or sale of securities. The Fund may write call options on “broad-based” equity indexes, as well as on narrower market indexes, such as those in respect of select sectors. The Fund also may write options on ETFs and other similar instruments designed to correlate with the performance of an equity index or market segment. The Fund currently intends to write call options on the S&P 500 Composite Stock Price Index and at least one broad-based foreign stock index and may also write options on select sectors and single stocks. The Fund is not sponsored, endorsed, sold or promoted by any index sponsor, and no index sponsor is making any representation regarding the advisability of investing in the Fund. For tax purposes, 60% of the gains or losses from some (but not all) equity index call options are treated as long-term capital gains or losses for Federal income tax purposes (with 40% being treated as short-term capital gains or losses), whereas all gains and losses from call options on individual securities are treated as short-term capital gains or losses (unless the option is actually exercised after the security, or any related “substantially similar” security or other property, is treated for Federal income tax purposes as having been held by the Fund for more than a year). See “Taxation.”

The Fund may write listed/exchange-traded options contracts, as well as unlisted (over-the-counter) options, particularly with respect to options on foreign securities or indexes. Listed option contracts in the United States are originated and standardized by the Options Clearing Corporation (the “OCC”). Listed call options are currently traded on the NYSE, American Stock Exchange, Chicago Board Options Exchange and various other U.S. exchanges, as well as on various foreign exchanges. Over-the-counter options are not originated and standardized by the OCC or any other exchange or clearinghouse, and are not listed and traded on an options exchange, and therefore involve increased liquidity, counterparty and other risks. See “Principal Risks—Covered Call Strategy Risks—Over-The-Counter Options Risk.”

Conventional call options have expiration dates that can generally be up to nine months from the date the call options are first listed for trading. Longer-term call options can have expiration dates up to three years from the date of listing. The call options the Fund intends to write may be either “European-style” options, which may be exercised only during a specified period of time just prior to the expiration date, or “American-style” options, which may be exercised at any time between the date of purchase and the expiration date.

Portfolio Composition

Our portfolio is composed principally of the following investments. A more detailed description of our investment policies and restrictions and more detailed information about our portfolio investments are contained in the SAI.

Portfolio Securities from the Select Strategies

Common Stock

Common stocks represent the residual ownership interest in the issuer, and holders of common stock are entitled to the income and increase in the value of the assets and business of the issuer after all of its debt obligations and obligations to preferred stockholders are satisfied. Common stocks generally have voting rights. Common stocks fluctuate in price in response to many factors including historical and prospective earnings of the issuer, the value of its assets, general economic conditions, interest rates, investor perceptions and market liquidity.

Securities Issued by Real Estate Companies

A real estate company, as described in this prospectus, is one that derives at least 50% of its revenues from the ownership, construction, financing, management or sale of commercial, industrial or residential real estate or has at least 50% of its assets in such real estate.

REITs are companies that own interests in real estate or in real estate related loans or other interests. A REIT in the United States is generally not taxed on income distributed to shareholders so long as it meets certain tax related requirements, including the requirement that it distribute substantially all of its taxable income to such shareholders. Some countries have a REIT structure very similar to the United States. Other countries have REIT structures that are different from the United States in terms of tax requirements/benefits or scope of qualifying business activities. In addition, there are other countries that have not adopted a REIT structure in any form, although some of these countries are considering adopting a REIT structure. While a significant percentage of the portion of the Fund’s portfolio allocated to the Global Real Estate Strategy may be invested in REITs and REIT-like entities, the Fund also may invest a significant percentage of such portion of its portfolio in other real estate companies. REITs can generally be classified as equity REITs, mortgage REITs and hybrid REITs. Equity REITs, which invest the majority of their assets directly in real property, receive their income primarily from rent derived from owned, income producing real estate properties and capital gains from the sale of such properties. Equity REITs can also realize capital gains, subject to certain limitations under the Code, by selling properties that have appreciated in value. Mortgage REITs, which invest the majority of their assets in real estate mortgages, derive their income primarily from interest payments. Hybrid REITs combine the characteristics of both equity REITs and mortgage REITs. Generally, dividends paid by the U.S. real estate securities in which the Fund invests will not be eligible for the DRD and are generally not considered qualified dividend income eligible for reduced rates of taxation.

Utility Company Securities

Utility companies, as described in this prospectus, derive at least 50% of their revenues from, or have at least 50% of their assets committed to, the generation, transmission, sale or distribution of electric energy; distribution, purification and treatment of water; production, transmission or distribution of natural gas; or provision of communications services, including cable television, satellite, microwave, radio, telephone and other communications media.

Master Limited Partnerships

An MLP is a publicly traded company organized as a limited partnership or limited liability company and treated as a partnership for Federal income tax purposes. MLPs may derive income and gains from the exploration, development, mining or production, processing, refining, transportation (including pipelines transporting gas, oil, or products thereof), or marketing of any mineral or natural resources. MLPs generally have two classes of owners, the general partner and limited partners. The general partner of an MLP is typically owned by one or more of the following: a major energy company, an investment fund, or the direct management of the MLP. The general partner may be structured as a private or publicly traded corporation or other entity. The general partner typically controls the operations and management of the MLP through an up to 2% equity interest in the MLP plus, in many cases, ownership of common units and subordinated units. Limited partners own the remainder of the partnership, through ownership of common units, and have a limited role in the partnership’s operations and management. See “Principal Risks—MLP Risk.”

Preferred Securities

There are two basic types of preferred securities. The first, sometimes referred to in this prospectus as traditional preferred securities, consists of preferred stock issued by an entity taxable as a corporation. Preferred stocks are considered equity securities. The second basic type is referred to in this prospectus as hybrid-preferred securities. Hybrid-preferred securities may be issued by corporations, generally in the form of interest-bearing notes with preferred securities characteristics, or by an affiliated trust or partnership of the corporation, generally in the form of preferred interests in subordinated debentures or similarly structured securities. The hybrid-preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates. Hybrid-preferred securities are considered debt securities. The Investment Manager also considers senior debt perpetual issues, as well as exchange-listed senior debt issues that trade with attributes of exchange-listed perpetual and hybrid-preferred securities, to be part of the broader preferred securities market. It is currently expected that the preferred securities component of the Fund will be comprised primarily of taxable preferred securities.

Traditional Preferred Securities.    Traditional preferred securities pay fixed or floating dividends to investors and have “preference” over common stock in the payment of dividends and the liquidation of a company’s assets. This means that a company must pay dividends on preferred stock before paying any dividends on its common stock. In order to be payable, distributions on such preferred securities must be declared by the issuer’s board of directors. Income payments on typical preferred securities currently outstanding are cumulative, causing dividends and distributions to accumulate even if not declared by the board of directors or otherwise made payable. In such a case, all accumulated dividends must be paid before any dividend on the common stock can be paid. However, some traditional preferred stocks are non-cumulative, in which case dividends do not accumulate and need not ever be paid. The Fund may invest in non-cumulative preferred securities, whereby the issuer does not have an obligation to make up any arrearages to its stockholders. Should an issuer of a non-cumulative preferred stock held by the Fund determine not to pay dividends on such stock, the amount of dividends the Fund pays may be adversely affected. There is no assurance that dividends or distributions on the traditional preferred securities in which the Fund invests will be declared or otherwise made payable. Preferred stockholders usually have no right to vote for corporate directors or on other matters. Shares of traditional preferred securities have a liquidation preference that generally equals the original purchase price at the date of issuance. The market value of preferred securities may be affected by favorable and unfavorable changes impacting companies in the utilities and financial services sectors, which are prominent issuers of preferred securities and by actual and anticipated changes in tax laws, such as changes in corporate income tax rates. Because the claim on an issuer’s earnings represented by traditional preferred securities may become onerous when interest rates fall below the rate payable on such securities, the issuer may redeem the securities. Thus, in declining interest rate environments in particular, the Fund’s holdings of higher rate-paying fixed rate preferred securities may be reduced and the Fund may be unable to acquire securities of comparable credit quality paying comparable rates with the redemption proceeds.

Pursuant to the DRD, corporations may generally deduct 70% of the income they receive from dividends on traditional preferred securities that are paid out of earnings and profits of the issuer. Corporate stockholders of a regulated investment company like the Fund generally are permitted to claim a deduction with respect to that portion of their distributions attributable to amounts received by the regulated investment company that qualify for the DRD. However, not all traditional preferred securities pay dividends that are eligible for the DRD, including preferred securities issued by REITs described below. Under current law, individuals will generally be taxed at long-term capital gain rates on qualified dividend income for taxable years beginning on or before December 31, 2010. Individual stockholders of a regulated investment company like the Fund generally may be eligible to treat as qualified dividend income that portion of their distributions attributable to qualified dividend income received and designated as such by the regulated investment company. However, not all traditional preferred securities will provide significant benefits under the rules relating to qualified dividend income, including preferred securities issued by REITs described below. Within the category of traditional preferred securities, the Fund may invest in traditional preferred securities issued by real estate companies, including REITs. REIT preferred securities are generally perpetual in nature, although REITs often have the ability to redeem the preferred securities after a specified period of time. The market value of REIT preferred securities may be affected by favorable and unfavorable changes impacting a particular REIT. While sharing characteristics that make them similar to traditional preferred securities, dividends from REIT preferred securities do not provide any DRD benefit (and generally do not provide significant benefits under the rules relating to qualified dividend income).

Hybrid-Preferred Securities.    Hybrid-preferred securities are typically issued by corporations, generally in the form of interest-bearing notes with preferred securities characteristics, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures or similarly structured securities. The hybrid-preferred securities market consists of both fixed and adjustable coupon rate securities that are either perpetual in nature or have stated maturity dates.

Hybrid-preferred securities are typically junior and fully subordinated liabilities of an issuer or the beneficiary of a guarantee that is junior and fully subordinated to the other liabilities of the guarantor. In addition, hybrid-preferred securities typically permit an issuer to defer the payment of income for eighteen months or more without triggering an event of default. Generally, the maximum deferral period is five years. Because of their subordinated position in the capital structure of an issuer, the ability to defer payments for extended periods of time without default consequences to the issuer, and certain other features (such as restrictions on common dividend payments by the issuer or ultimate guarantor when full cumulative payments on the trust preferred securities have not been made), these hybrid-preferred securities are often treated as close substitutes for traditional preferred securities, both by issuers and investors. Hybrid-preferred securities have many of the key characteristics of equity due to their subordinated position in an issuer’s capital structure and because their quality and value are heavily dependent on the profitability of the issuer rather than on any legal claims to specific assets or cash flows. Hybrid-preferred securities include, but are not limited to, trust originated preferred securities; monthly income preferred securities; quarterly income bond securities; quarterly income debt securities; quarterly income preferred securities; corporate trust securities; public income notes; and other hybrid-preferred securities.

Hybrid-preferred securities are typically issued with a final maturity date, although some are perpetual in nature. In certain instances, a final maturity date may be extended and/or the final payment of principal may be deferred at the issuer’s option for a specified time without default. No redemption can typically take place unless all cumulative payment obligations have been met, although issuers may be able to engage in open-market repurchases without regard to whether all payments have been paid.

Many hybrid-preferred securities are issued by trusts or other special purpose entities established by operating companies and are not a direct obligation of an operating company. At the time the trust or special purpose entity sells such preferred securities to investors, it purchases debt of the operating company (with terms comparable to those of the trust or special purpose entity securities), which enables the operating company to deduct for tax purposes the interest paid on the debt held by the trust or special purpose entity. The trust or special purpose entity is generally required to be treated as transparent for Federal income tax purposes such that the holders of the trust preferred securities are treated as owning beneficial interests in the underlying debt of the operating company. Accordingly, payments on the hybrid-preferred securities are treated as interest rather than dividends for Federal income tax purposes and, as such, are not eligible for the DRD or the reduced rates of tax that apply to qualified dividend income. The trust or special purpose entity in turn would be a holder of the operating company’s debt and would have priority with respect to the operating company’s earnings and profits over the operating company’s common stockholders, but would typically be subordinated to other classes of the operating company’s debt. Typically a preferred share has a rating that is slightly below that of its corresponding operating company’s senior debt securities.

Within the category of hybrid-preferred securities are senior debt instruments that trade in the broader preferred securities market. These debt instruments, which are sources of long-term capital for the issuers, have structural features similar to preferred stock such as maturities ranging from 30 years to perpetuity, call features, exchange listings and the inclusion of accrued interest in the trading price. Similar to other hybrid-preferred securities, these debt instruments usually do not offer equity capital treatment. CORTS® and PINES® are two examples of senior debt instruments which are structured and trade as hybrid-preferred securities.

Financial Services Company Securities

The Fund may invest significantly in the securities of financial services companies through each of the Select Strategies, particularly through the Global Large Cap Strategy and Global Preferred Strategy. Companies in the financial services sector include commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services.

Investments in Closed-End Funds

The Closed-End Funds Strategy is comprised primarily of common stock of closed-end funds that generally focus on equity or income-producing securities, sectors or strategies, such as dividend strategies, covered call option strategies, total return strategies, dividend capture strategies, general equities, limited duration strategies, convertible securities, preferred securities, high yield securities and real estate, energy, utility and other equity or income-oriented strategies. Dividend strategies typically focus on investments in dividend-paying equity securities or equity-related securities, such as common stock, preferred securities, convertible securities and/or warrants. A covered call option strategy is designed to produce income from premiums received from writing (selling) call options on single securities and/or indexes and to offset a portion of a market decline in the underlying securities. Total return strategies typically pursue both income and capital appreciation, and may invest in a wide variety of equity and fixed-income securities and other instruments that vary from fund to fund. In a dividend capture strategy, a stock is sold on or shortly after the stock’s ex-dividend date, and the sale proceeds are used to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this strategy, a fund may receive more dividend payments over a given period of time than if it held a single stock. Limited duration strategies typically focus on fixed-income securities of intermediate duration (a measure of the price volatility of a debt instrument as a result of changes in market interest rates, based on the weighted average timing of the instrument’s expected principal and interest payments), and may include high yield securities, senior loans and mortgage-related securities. Securities and other investments in which the closed-end funds pursuing these strategies generally focus their investments, along with the real estate, energy and utilities sectors, are described with their accompanying risks, under “Principal Risks.”

Convertible Securities

Convertible securities include fixed income securities that may be exchanged or converted into a predetermined number of shares of the issuer’s underlying common stock at the option of the holder during a specified period. Convertible securities may take the form of convertible preferred stock, convertible bonds or debentures, units consisting of “usable” bonds and warrants or a combination of the features of several of these securities. The investment characteristics of each convertible security vary widely, which allows convertible securities to be employed for a variety of investment strategies.

Lower-Rated Securities

The Fund also may invest without limit in securities that at the time of investment are rated below investment grade or that are unrated but judged to be below investment grade by the Investment Manager and may invest in securities rated as low as the lowest ratings used by S&P or Moody’s (or the unrated equivalents). These below investment grade quality securities are commonly referred to as “junk bonds” and are regarded as having predominantly speculative characteristics with respect to the payment of interest and repayment of principal. Such securities may face major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. Lower grade securities, though high yielding, are characterized by high risk. They may be subject to certain risks with respect to the issuing entity and to greater market fluctuations than certain lower yielding, higher rated securities. The retail secondary market for lower grade securities may be less liquid than that of higher rated securities; adverse conditions could make it difficult at times for the Fund to sell certain of these securities or could result in lower prices than those used in calculating the Fund’s net asset value. The Fund will not invest in securities which are in default at the time of purchase. See “Principal Risks—Credit Risk and Lower-Rated Securities Risk.”

Other Transactions, Techniques and Investments

Dividend Capture

The Fund may employ a dividend capture strategy that seeks to increase its current income. In dividend capture trading, the Fund sells a stock on or shortly after the stock’s ex-dividend date and uses the sale proceeds to purchase one or more other stocks that are expected to pay dividends before the next dividend payment on the stock being sold. Through this strategy, the Fund may receive more dividend payments over a given period of time than if it held a single stock. Receipt of a greater number of dividend payments during a given time period could augment the total amount of dividend income the Fund receives over this period. For example, during the course of a single year it may be possible through dividend capture trading for the Fund to receive five or more dividend payments with respect to a Fund asset attributable to dividend capture trading, where it may only have received four quarterly payments in a hold only strategy. Dividend capture trades may be made without regard to whether any dividends may qualify for the reduced Federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income. See “Taxation.” The use of dividend capture strategies will expose the Fund to increased trading costs and potential for capital loss or gain, particularly in the event of significant short-term price movements of stocks subject to dividend capture trading. See “Principal Risks—Dividend Strategy Risk.”

Short Sales

The Fund may from time to time engage in short sales of securities, for investment or for hedging purposes. Short sales are transactions in which the Fund sells a security it does not own. To complete the transaction, the Fund must borrow the security to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing the security at the market price at the time of replacement. The Fund may be required to pay a fee to borrow particular securities and is often obligated to pay over any payments received on such borrowed securities.

The Fund may sell short individual stocks, baskets of stocks or ETFs, which the Fund expects to underperform other stocks which the Fund holds. The Fund anticipates that its short positions, if any, would be in non-dividend paying securities or would be closed out before the underlying security’s ex-dividend date.

The Fund’s obligation to replace the borrowed security will be secured by collateral deposited with the broker-dealer, usually cash, U.S. Government securities or other liquid securities. The Fund will also be required to designate on its books and records similar collateral with its custodian to the extent, if any, necessary so that the aggregate collateral value is at all times at least equal to the current market value of the security sold short. Depending on arrangements made with the broker-dealer from which it borrowed the security regarding payment over of any payments received by the Fund on such security, the Fund may not receive any payments (including interest) on its collateral deposited with such broker-dealer.

If the price of the security sold short increases between the time of the short sale and the time the Fund replaces the borrowed security, the Fund will incur a loss; conversely, if the price declines, the Fund will realize a gain. Any gain will be decreased, and any loss increased, by the transaction costs described above. Although the Fund’s gain is limited to the price at which it sold the security short, its potential loss is unlimited.

Purchasing securities to close out the short position can itself cause the price of the securities to rise further, thereby exacerbating the loss. Short-selling exposes the Fund to unlimited risk with respect to that security due to the lack of an upper limit on the price to which an instrument can rise. Although the Fund reserves the right to utilize short sales, the Investment Manager is under no obligation to utilize short sales.

ETFs and Other Investment Companies

The Fund may invest up to 10% of its managed assets in securities of open-end investment companies, including ETFs. ETFs typically are registered investment companies that aim to track or replicate a desired index, such as a sector, market or global segment. ETFs are passively managed and their shares are traded on a national exchange. ETFs do not sell individual shares directly to investors and only issue their shares in large blocks known as “creation units.” The investor purchasing a creation unit may sell the individual shares on a secondary market. Therefore, the liquidity of ETFs depends on the adequacy of the secondary market. There can be no assurance that an ETF’s investment objective will be achieved, as ETFs based on an index may not replicate and maintain exactly the composition and relative weightings of securities in the index. ETFs are subject to the risks of investing in the underlying securities. The Fund, as a holder of the securities of the ETF, will bear its pro rata portion of the ETF’s expenses, including advisory fees. These expenses are in addition to the direct expenses of the Fund’s own operations.

Illiquid Securities

The Fund may invest up to 15% of its managed assets in illiquid securities (i.e., securities that are not readily marketable). For this purpose, illiquid securities include, but are not limited to, restricted securities (securities the disposition of which is restricted under the Federal securities laws), securities that may only be resold pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), but that are deemed to be illiquid, and repurchase agreements with maturities in excess of seven days. The Board of Directors or its delegate has the ultimate authority to determine, to the extent permissible under the Federal securities laws, which securities are liquid or illiquid for purposes of this 15% limitation. The Board of Directors has delegated to the Investment Manager the day-to-day determination of the illiquidity of any security held by the Fund, although it has retained oversight and ultimate responsibility for such determinations. Although no definitive liquidity criteria are used, the Board of Directors and/or the Investment Manager will consider factors such as (i) the nature of the market for a security (including the institutional private resale market; the frequency of trades and quotes for the security; the number of dealers willing to purchase or sell the security; the amount of time normally needed to dispose of the security; and the method of soliciting offers and the mechanics of transfer), (ii) the terms of certain securities or other instruments allowing for the disposition to a third party or the issuer thereof (e.g., certain repurchase obligations and demand instruments) and (iii) other permissible relevant factors.

Restricted securities may be sold only in privately negotiated transactions or in a public offering with respect to which a registration statement is in effect under the Securities Act. Where registration is required, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the time of the decision to sell and the time the Fund may be permitted to sell a security under an effective registration statement. If, during such a period, adverse market conditions were to develop, the Fund might obtain a less favorable price than that which prevailed when it decided to sell. Illiquid securities will be priced at fair value as determined in good faith by the Board of Directors or its delegate.

Debt Securities

In addition to investing in preferred securities through its Global Preferred Strategy, the Fund may invest in debt securities. Debt securities in which the Fund may invest include investments in convertible debt securities, convertible preferred securities, mortgaged-backed securities, corporate debt securities issued by domestic and non-U.S. corporations and government debt securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities or a non-U.S. Government or its agencies or instrumentalities. Debt securities from the Select Strategies may pay fixed or variable rates of interest. Bonds and other debt securities generally are issued by corporations and other issuers to borrow money from investors. The issuer pays the investor a fixed or variable rate of interest and normally must repay the amount borrowed on or before maturity. See “Principal Risks—Credit Risk and Lower-Rated Securities Risk.”

Portfolio Turnover

The Fund may engage in short-term trading strategies, and securities may be sold without regard to the length of time held when, in the opinion of the Investment Manager, investment considerations warrant such action. These policies, together with the ability of the Fund to effect short sales of securities and to engage in transactions in options and futures, may have the effect of increasing the Fund’s annual rate of portfolio turnover. Although the Fund cannot accurately predict its annual portfolio turnover rate, it may be greater than 100%. There are no limits on the rate of portfolio turnover, and investments may be sold without regard to length of time held when the Fund’s investment strategy so dictates. Higher rates of portfolio turnover involve greater trading costs to the Fund and may result in the realization of net short term capital gains. If securities are not held for the applicable holding periods, dividends paid on them will not qualify for the advantageous Federal tax rates. See “Taxation” in the prospectus and SAI.

Strategic Transactions

The Fund may, but is not required to, use various Strategic Transactions to mitigate risks and to facilitate portfolio management, or to seek to increase return. Such Strategic Transactions are generally accepted under modern portfolio management and are regularly used by many closed-end funds and other institutional investors. Although the Investment Manager would seek to use these practices to further the Fund’s investment objective, no assurance can be given that these practices will achieve this result.

The Fund may also lend the securities it owns to others, which allows the Fund the opportunity to earn additional income. Although the Fund will require the borrower of the securities to post collateral for the loan and the terms of the loan will require that the Fund be able to reacquire the loaned securities if certain events occur, the Fund is still subject to the risk that the borrower of the securities may default, which could result in the Fund losing money, which would result in a decline in the Fund’s net asset value.

The Fund also may enter into certain interest rate transactions that are designed to reduce the risks inherent in the Fund’s issuance of the AMPS and any other series of preferred stock. See “How the Fund Manages Risk—Interest Rate Transactions.”

When-Issued and Delayed Delivery Transactions

The Fund may buy and sell securities on a when-issued or delayed delivery basis, making payment or taking delivery at a later date, normally within 15 to 45 days of the trade date. This type of transaction may involve an element of risk because no interest accrues on the securities prior to settlement and, because securities are subject to market fluctuations, the value of the securities at time of delivery may be less (or more) than cost. A separate account of the Fund will be established with its custodian consisting of cash equivalents or liquid securities having a market value at all times at least equal to the amount of the commitment.

Defensive Position

When the Investment Manager believes that market or general economic conditions justify a temporary defensive position, we may deviate from our investment objective and invest all or any portion of our assets in investment grade debt securities. When and to the extent we assume a temporary defensive position, we may not pursue or achieve our investment objective.

Other Investments

The Fund’s cash reserves, held to provide sufficient flexibility to take advantage of new opportunities for investments and for other cash needs, will be invested in money market instruments. Money market instruments in which we may invest our cash reserves will generally consist of obligations issued or guaranteed by the U.S. Government, its agencies or instrumentalities and such obligations which are subject to repurchase agreements and commercial paper. See “Investment Objective and Policies” in the SAI.

Certain of the Fund’s investment strategies may limit the amount of dividend income the Fund receives from qualifying for the reduced Federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

USE OF LEVERAGE

The Fund intends to engage in leverage of approximately 20% of its managed assets (including the amount obtained from leverage) through issuing preferred shares or through Borrowings and could engage in leverage up to the maximum amount permitted by the 1940 Act. Before issuing the AMPS or other preferred shares to increase its assets available for investment, the Fund must have received confirmation from Moody’s and S&P or any substitute rating agency that the proposed issuance will not adversely affect such rating agency’s then-current rating on the AMPS. The Fund must also comply with certain asset coverage requirements under the 1940 Act. See “Description of AMPS—Rating Agency Guidelines.” The Fund also may borrow money as a temporary measure for extraordinary or emergency purposes, including the payment of dividends and the settlement of securities transactions which otherwise might require untimely dispositions of the Fund’s holdings. Any Borrowings will have seniority over the AMPS and any other outstanding shares of preferred stock, and payments to holders of the AMPS and any other outstanding shares of preferred stock in liquidation or otherwise will be subject to the prior payment of any Borrowings. In the event of a default on any Borrowings, lenders or counterparties may have the right to liquidate the collateral for these Borrowings (i.e., the Fund’s portfolio securities), which may reduce the Fund’s assets and thereby cause the Fund to redeem some or all of the AMPS. When the Fund leverages its assets, the fees paid to the Investment Manager for investment management services will be higher than if the Fund did not engage in leverage, because the Investment Manager’s fees are calculated based on the Fund’s managed assets, which includes the liquidation preference of preferred shares, including the AMPS, and any outstanding Borrowings. Consequently, the Fund and the Investment Manager may have differing interests in determining whether to leverage the Fund’s assets.

Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after the issuance the value of the Fund’s assets is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation preference may not exceed 50% of the Fund’s assets less liabilities other than borrowings). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s total assets less liabilities other than Borrowings is at least 200% of such liquidation value. The Fund intends, to the extent possible, to purchase or redeem the AMPS and other outstanding preferred shares from time to time to the extent necessary in order to maintain coverage of any preferred shares of at least 200%. If the Fund has preferred shares outstanding, two of the Fund’s Directors will be elected by the holders of preferred shares, voting separately as a class. The remaining Directors of the Fund will be elected by holders of Common Shares and preferred shares voting together as a single class. In the event the Fund failed to pay dividends on preferred shares for two years, holders of preferred shares would be entitled to elect a majority of the Directors of the Fund. The failure to pay dividends or make distributions could result in the Fund ceasing to qualify as a regulated investment company under the Code, which could have a material adverse effect on the value of the Common Shares.

Under the 1940 Act, the Fund generally is not permitted to borrow unless immediately after the Borrowing the value of the Fund’s assets less liabilities other than the Borrowings is at least 300% of the principal amount of such Borrowing (i.e., such principal amount may not exceed 33 1/3% of the Fund’s total assets). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s total assets, less liabilities other than the Borrowings, is at least 300% of such principal amount. If the Fund borrows, the Fund intends, to the extent possible, to prepay all or a portion of the principal amount of the Borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default and entitle the debt holders to elect a majority of the Board of Directors.

The Fund’s use of leverage is premised upon the expectation that the Fund’s preferred share dividends or cost of Borrowings will be lower than the return the Fund achieves on its investments with the proceeds of the issuance of preferred shares or Borrowing. Such difference in return may result from the Fund’s higher credit rating or the short-term nature of its leverage compared to the long-term nature of its investments. Since the total assets of the Fund (including the assets obtained from leverage) will be invested in a portfolio of investments with the potential for total return, holders of Common Shares will be the beneficiaries of the incremental return. Should the differential between the underlying assets and cost of leverage narrow, the incremental return “pick up” will be reduced. Furthermore, if long-term rates rise or the Fund otherwise incurs losses on its investments, the Fund’s net asset value attributable to its Common Shares will reflect the decline in the value of portfolio holdings resulting therefrom.

To the extent the total return derived from investments purchased with funds received from leverage exceeds the cost of leverage, the Fund’s return to holders of Common Shares will be greater than if leverage had not been used. Conversely, if the total return from the investments purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of the Fund to holders of Common Shares will be less than if leverage had not been used. The Investment Manager may determine to maintain the Fund’s leveraged position if it expects that the long-term benefits to holders of Common Shares of maintaining the leveraged position will outweigh the current reduced return. Capital raised through the issuance of preferred shares or Borrowing will be subject to dividend payments or interest costs that may or may not exceed the income and appreciation on the assets purchased. The Fund also may be required to maintain minimum average balances in connection with Borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements will increase the cost of Borrowing over the stated interest rate.

The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more nationally recognized rating organizations which may issue ratings for the AMPS, other preferred shares or short-term debt instruments issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. Certain types of Borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants. The Fund may also be required to pledge its assets to the lenders in connection with certain types of Borrowing. The Investment Manager does not anticipate that these covenants or restrictions will adversely affect its ability to manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies. Due to these covenants or restrictions, the Fund may be forced to liquidate investments at times and at prices that are not favorable to the Fund, or the Fund may be forced to forgo investments that the Investment Manager otherwise views as favorable.

If and to the extent that the Fund employs leverage in addition to the AMPS will depend on many factors, the most important of which are investment outlook, market conditions and interest rates.

PRINCIPAL RISKS

Risk is inherent in all investing. Before investing, you should consider carefully the following risks that you assume when you invest in AMPS.

Risks of Investing in AMPS

Leverage Risk

The Fund uses financial leverage for investment purposes by issuing preferred shares and/or through Borrowings. It is currently anticipated that, taking into account the AMPS being offered in this prospectus, the amount of leverage will represent approximately 20% of the Fund’s managed assets.

The Fund’s leveraged capital structure creates special risks not associated with unleveraged funds having similar investment objectives and policies. These include the possibility of higher volatility in the net asset value of the Fund’s Common Shares and the asset coverage of the AMPS and other outstanding preferred stock.

Because the fees paid to the Investment Manager will be calculated on the basis of the Fund’s managed assets (which equals the aggregate net asset value (“NAV”) of the Common Shares plus the liquidation preference of the AMPS and other outstanding preferred stock), the fee will be higher when leverage is utilized, giving the Investment Manager an incentive to utilize leverage.

Interest Rate Risk

The Fund issues preferred shares, such as the AMPS, and may incur Borrowings, which pay dividends based on short-term interest rates. The Fund purchases equity securities that pay dividends that are based on the performance of the issuing companies and writes call options in exchange for premiums received from the purchasers of the options. These dividends and premium payments are typically, although not always, higher than short-term interest rates. Dividends on equity securities, as well as long-term and short-term interest rates, fluctuate. If short-term interest rates rise, dividend rates on the AMPS may rise so that the amount of dividends to be paid to stockholders of the AMPS exceeds the income from portfolio securities and option writing. Because income from the Fund’s entire investment portfolio (not just the portion of the portfolio purchased with the proceeds of the AMPS offering) is available to pay dividends on the AMPS and interest on any Borrowings, such dividend and interest rates would need to greatly exceed the Fund’s net portfolio income before the Fund’s ability to pay dividends on the AMPS would be jeopardized. If long-term interest rates rise, this could negatively impact the value of the Fund’s investment portfolio, reducing the amount of assets serving as asset coverage for the AMPS. The Fund anticipates entering into interest rate swap or cap transactions with the intent to reduce or eliminate the risk posed by an increase in short-term interest rates. There is no guarantee that the Fund will engage in these transactions or that these transactions will be successful in reducing or eliminating interest rate risk. See “How the Fund Manages Risk—Interest Rate Transactions.”

Auction Risk

The dividend rate for the AMPS normally is set through an auction process. In the auction, holders of AMPS may indicate the dividend rate at which they would be willing to hold or sell their AMPS or purchase additional AMPS. The auction also provides liquidity for the sale of AMPS. An auction fails if there are more AMPS offered for sale than there are buyers. You may not be able to sell your AMPS at an auction if the auction fails. A holder of the AMPS therefore can be given no assurance that there will be sufficient clearing bids in any auction or that the holder will be able to sell its AMPS in an auction. Also, if you place bid orders (orders to retain AMPS) at an auction only at a specified dividend rate, and that rate exceeds the rate set at the auction, you will not retain your AMPS.

Additionally, if you buy AMPS or elect to retain AMPS without specifying a dividend rate below which you would not wish to buy or continue to hold those AMPS, you could receive a lower rate of return on your AMPS than the market rate. Finally, the auction periods for the AMPS may be changed by the Fund, subject to certain conditions with notice to the holders of AMPS, which could also affect the liquidation of your investment. See “Description of AMPS” and “The Auction—Auction Procedures.”

As noted above, if there are more AMPS offered for sale than there are buyers for those AMPS in any auction, the auction will fail and you may not be able to sell some or all of your AMPS at that time. The relative buying and selling interest of market participants in your AMPS and in the auction rate securities market as a whole will vary over time, and such variations may be affected by, among other things, news relating to the Fund, the attractiveness of alternative investments, the perceived risk of owning the security (whether related to credit, liquidity or any other risk), the tax treatment accorded the instruments, the accounting treatment accorded auction rate securities, including U.S. generally accepted accounting principles relating to the treatment of auction rate securities, reactions to regulatory actions or press reports, financial reporting cycles and market sentiment generally. Shifts of demand in response to any one or simultaneous particular events cannot be predicted and may be short-lived or exist for longer periods.

As a dealer, a broker-dealer is permitted, but not obligated, to submit orders in auctions for its own account either as a bidder or a seller and routinely does so in its sole discretion. When a broker-dealer submits an order for its own account, it often has an advantage over other bidders because a broker-dealer would have knowledge of some or all of the other orders placed through the broker-dealer in that auction, and thus could determine the rate and size of its order so as to ensure that its order is likely to be accepted in the auction and the auction is likely to clear at a particular rate. For this reason, and because a broker-dealer is appointed and paid by the Fund to serve as a dealer in the auction, a broker-dealer’s interests in conducting an auction may differ from those of investors who participate in auctions. See “Description of AMPS” and “The Auction—Auction Procedures.”

Secondary Market Risk

If you try to sell your AMPS between auctions, you may not be able to sell any or all of your shares, or you may not be able to sell them for $25,000 per share or $25,000 per share plus accumulated but unpaid dividends, if any, whether or not earned or declared. If the Fund has designated a flexible auction period (an auction period of more than seven days), changes in interest rates could affect the price you would receive if you sold your shares in the secondary market. You may transfer shares outside of auctions only to or through a broker-dealer that has entered into an agreement with the auction agent and the Fund or other person as the Fund permits. The Fund does not anticipate imposing significant restrictions on transfers to other persons. However, unless any such other person has entered into a relationship with a broker-dealer that has entered into a broker-dealer agreement with the auction agent, that person will not be able to submit bids at auctions with respect to the AMPS. Broker-dealers that maintain a secondary trading market for the AMPS are not required to maintain this market, and the Fund is not required to redeem shares either if an auction or an attempted secondary market sale fails because of a lack of buyers. The AMPS are not listed on a stock exchange. If you sell your AMPS to a broker-dealer between auctions, you may receive less than the price you paid for them, especially when market interest rates have risen since the last auction and during a flexible auction period. In addition, a broker-dealer may, in its own discretion, decide to buy or sell the AMPS in the secondary market for its own account to or from investors at any time and at any price, including at prices equivalent to, below or above the liquidation preference of the AMPS.

Although broker-dealers may buy and sell AMPS for their own accounts on the secondary market, they have no obligation to do so and may discontinue such trading at any time without notice.

Securities and Exchange Commission Settlements

On May 31, 2006, the Securities and Exchange Commission announced that it had settled its investigation of fifteen firms, including Merrill Lynch and Wachovia Capital Markets, LLC, that participate in the auction rate securities market regarding their respective practices and procedures in this market. The Securities and Exchange Commission alleged in the settlement that the firms had managed auctions for auction rate securities in which they participated in ways that were not adequately disclosed or that did not conform to disclosed auction procedures. As part of the settlement, Merrill Lynch and Wachovia Capital Market, LLC each agreed to pay civil penalties. In addition, each Settlement Broker-Dealer, without admitting or denying the Securities and Exchange Commission’s allegations, agreed to provide to customers written descriptions of its material auction practices and procedures, and to implement procedures reasonably designed to detect and prevent any failures by such Settlement Broker-Dealer to conduct the auction process in accordance with disclosed procedures. Each Settlement Broker-Dealer can offer no assurance as to how the settlement may affect the market for the AMPS.

In addition, on January 9, 2007 the Securities and Exchange Commission announced that it had settled its investigation of three banks, including The Bank of New York, that participate as auction agents in the auction rate securities market, regarding their respective practices and procedures in this market. The Securities and Exchange Commission alleged in the settlement that the Settlement Auction Agents allowed broker-dealers in auctions to submit bids or revise bids after the submission deadlines and allowed broker-dealers to intervene in auctions in ways that affected the rates paid on the auction rate securities. As part of the settlement, the Settlement Auction Agents agreed to pay civil penalties. In addition, each Settlement Auction Agent, without admitting or denying the Securities and Exchange Commission’s allegations, agreed to provide to broker-dealers and issuers written descriptions of its material auction practices and procedures and to implement procedures reasonably designed to detect and prevent any failures by that Settlement Auction Agent to conduct the auction process in accordance with disclosed procedures. No assurance can be offered as to how the settlement may affect the market for auction rate securities or the AMPS.

Ratings and Asset Coverage Risk

While it is a condition to the closing of the offering that the AMPS receive the highest credit quality rating from S&P and Moody’s, the ratings do not eliminate or necessarily mitigate the risks of investing in AMPS. In addition, Moody’s, S&P, Fitch or another rating agency then rating the AMPS could downgrade the AMPS, which may make your shares less liquid at an auction or in the secondary market. If a rating agency downgrades the AMPS, the dividend rate on the AMPS will be the Maximum Rate based on the credit rating of the AMPS, which will be a rate higher than is then payable currently on the AMPS. If Moody’s or S&P withdraws its rating or downgrades the AMPS, the Fund may alter its portfolio or redeem AMPS in an effort to reinstate or improve, as the case may be, the rating, although there is no assurance that it will be able to do so to the extent necessary to restore the prior rating. The Fund also may voluntarily redeem AMPS under certain circumstances. See “Description of the AMPS—Rating Agency Guidelines” for a description of the asset maintenance tests the Fund must meet. The Fund may not redeem AMPS if such a redemption would cause the Fund to fail to meet regulatory or rating agency asset coverage requirements, and the Fund may not declare, pay or set apart for payment any dividend or other distribution if immediately thereafter the Fund would fail to meet regulatory asset coverage requirements.

Portfolio Security Risk

Portfolio security risk is the risk that an issuer of a security in which the Fund invests will not be able, in the case of common stocks, to make dividend distributions at the level forecast by the Investment Manager, or that the issuer becomes unable to meet its obligation to pay fixed dividends at the specified rate, in the case of preferred stock, or to make interest and principal payments in the case of debt securities. Common stock is not rated by rating agencies, and it is incumbent on the Investment Manager to select securities of companies that it believes have the ability to pay dividends at the forecasted level. Preferred stock and debt securities may be rated. The Fund may invest without limit in preferred stock or debt securities rated below investment grade (commonly known as “junk bonds”) by S&P or Moody’s, or unrated securities considered to be of comparable quality by the Investment Manager. In general, lower-rated securities carry a greater degree of risk. If rating agencies lower their ratings of securities held in the Fund’s portfolio, the value of those securities could decline, which would jeopardize the rating agencies’ ratings of the AMPS. The failure of a company to pay common stock or preferred stock dividends, or interest payments, at forecasted or contractual rates, could have a negative impact on the Fund’s ability to pay dividends on the AMPS and could result in the redemption of some or all of the AMPS.

Restrictions on Dividends and other Distributions

Restrictions imposed on the declaration and payment of dividends or other distributions to the holders of the Fund’s Common Shares, the AMPS and other outstanding preferred stock, both by the 1940 Act and by requirements imposed by rating agencies, might impair the Fund’s ability to maintain its qualification as a regulated investment company for Federal income tax purposes. While the Fund intends to redeem the AMPS and other outstanding preferred stock to enable the Fund to distribute its income as required to maintain its qualification as a regulated investment company under the Code, there can be no assurance that such actions can be effected in time to meet the Code requirements. See “Taxation.”

General Risks of Investing in the Fund

The Fund is a non-diversified, closed-end management investment company designed primarily as a long-term investment and not as a trading vehicle. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that we will achieve our investment objective.

Limited Operating History

The Fund is a non-diversified, closed-end management investment company with a limited operating history.

Investment Risk

An investment in the Fund is subject to investment risk, including the possible loss of the entire amount that you invest.

Market Risk

Your investment in Common Shares represents an indirect investment in the common stock, preferred securities, debt securities and other assets owned by the Fund. The value of these securities, like other investments, may move up or down, sometimes rapidly and unpredictably. Your Common Shares at any point in time may be worth less than what you invested, even after taking into account the reinvestment of Fund dividends and distributions. The Fund may utilize leverage, which magnifies the market risk. See “Principal Risks—Risks of Investing in AMPS—Leverage Risk.”

Common Stock Risk

Common stocks are subject to special risks. Although common stocks have historically generated higher average returns than fixed-income securities over the long-term, common stocks also have experienced significantly more volatility in returns. Common stocks may be more susceptible to adverse changes in market value due to issuer specific events or general movements in the equities markets. A drop in the stock market may depress the price of common stocks held by the Fund. Common stock prices fluctuate for many reasons, including changes in investors’ perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or the occurrence of political or economic events affecting issuers. For example, an adverse event, such as an unfavorable earnings report, may depress the value of common stock in which the Fund has invested; the price of common stock of an issuer may be particularly sensitive to general movements in the stock market; or a drop in the stock market may depress the price of most or all of the common stocks held by the Fund. Also, common stock of an issuer in the Fund’s portfolio may decline in price if the issuer fails to make anticipated dividend payments because, among other reasons, the issuer of the security experiences a decline in its financial condition. The common stocks in which the Fund invests are typically subordinated to preferred securities, bonds and other debt instruments in a company’s capital structure in terms of priority to corporate income and assets, and, therefore, will be subject to greater risk than the preferred securities or debt instruments of such issuers. In addition, common stock prices may be sensitive to rising interest rates as the costs of capital rise and borrowing costs increase.

Special Risks of Investing in the Real Estate Sector

The Fund may invest significantly in the securities of real estate companies and may be susceptible to adverse economic or regulatory occurrences affecting that sector. The Fund will not invest in real estate directly, but because of the Fund’s investments in real estate companies, the Fund is also subject to the risks associated with the direct ownership of real estate. These risks include:

•	declines in the value of real estate;

•	risks related to general and local economic conditions;

•	possible lack of availability of mortgage funds;

•	overbuilding;

•	extended vacancies of properties;

•	increased competition;

•	increases in property taxes and operating expenses;

•	changes in zoning laws;

•	losses due to costs resulting from the clean-up of environmental problems;

•	liability to third parties for damages resulting from environmental problems;

•	casualty or condemnation losses;

•	limitations on rents;

•	changes in neighborhood values and the appeal of properties to tenants;

•	changes in interest rates;

•	financial condition of tenants, buyers and sellers of real estate; and

•	quality of maintenance, insurance and management services.

An economic downturn could have a material adverse effect on the real estate markets and on real estate companies in which the Fund invests.

Real property investments are subject to varying degrees of risk. The yields available from investments in real estate depend on the amount of income and capital appreciation generated by the related properties. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., Americans with Disabilities Act and tax laws), interest rate levels and the availability of financing. If the properties do not generate sufficient income to meet operating expenses, including, where applicable, debt service, ground lease payments, tenant improvements, third-party leasing commissions and other capital expenditures, the income and ability of the real estate company to make payments of any interest and principal on its debt securities will be adversely affected. In addition, real property may be subject to the quality of credit extended and defaults by borrowers and tenants. The performance of the economy in each of the regions and countries in which the real estate owned by a portfolio company is located affects occupancy, market rental rates and expenses and, consequently, has an impact on the income from such properties and their underlying values.

The financial results of major local employers also may have an impact on the cash flow and value of certain properties. In addition, real estate investments are relatively illiquid and, therefore, the ability of real estate companies to vary their portfolios promptly in response to changes in economic or other conditions is limited. A real estate company may also have joint venture investments in certain of its properties and, consequently, its ability to control decisions relating to such properties may be limited.

Real property investments are also subject to risks which are specific to the investment sector or type of property in which the real estate companies are investing.

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Retail Properties.    Retail properties are affected by the overall health of the applicable economy and may be adversely affected by the growth of alternative forms of retailing, bankruptcy, departure or cessation of operations of a tenant, a shift in consumer demand due to demographic changes, spending patterns and lease terminations.

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Office Properties.    Office properties are affected by the overall health of the economy and other factors such as a downturn in the businesses operated by their tenants, obsolescence and noncompetitiveness.

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Hotel Properties.    The risks of hotel properties include, among other things, the necessity of a high level of continuing capital expenditures, competition, increases in operating costs which may not be offset by increases in revenues, dependence on business and commercial travelers and tourism, increases in fuel costs and other expenses of travel and adverse effects of general and local economic conditions.

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Healthcare Properties.    Healthcare properties and healthcare providers are affected by several significant factors, including Federal, state and local laws governing licenses, certification, adequacy of care, pharmaceutical distribution, medical rates, equipment, personnel and other factors regarding operations; continued availability of revenue from government reimbursement programs (primarily Medicaid and Medicare); and competition on a local and regional basis.

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Multifamily Properties.    The value and successful operation of a multifamily property may be affected by a number of factors such as the location of the property, the ability of the management team, the level of mortgage rates, presence of competing properties, adverse economic conditions in the locale, oversupply and rent control laws or other laws affecting such properties.

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Insurance Issues.    Certain real estate companies may carry comprehensive liability, fire, flood, earthquake extended coverage and rental loss insurance with various policy specifications, limits and deductibles.

•	Credit Risk. REITs may be highly leveraged, and financial covenants may affect the ability of REITs to operate effectively.

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Environmental Issues.    In connection with the ownership (direct or indirect), operation, management and development of real properties that may contain hazardous or toxic substances, a portfolio company may be considered an owner, operator or responsible party of such properties and, therefore, may be potentially liable for removal or remediation costs, as well as certain other costs, including governmental fines and liabilities for injuries to persons and property.

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Smaller Companies.    Even the larger REITs in the industry tend to be small- to medium-sized companies in relation to the equity markets as a whole. REIT shares, therefore, can be more volatile than, and perform differently from, larger company stocks.

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REIT Tax Issues.    REITs are subject to a highly technical and complex set of provisions in the Code. It is possible that the Fund may invest in a real estate company which purports to be a REIT and that the company could fail to qualify as a REIT. In the event of any such unexpected failure to qualify as a REIT, the company would be subject to corporate-level taxation, significantly reducing the return to the Fund on its investment in such company.

General Risks of Investing in the Utility Sector

The Fund may invest significantly in securities of utility companies and may be susceptible to adverse economic or regulatory occurrences affecting that sector. Certain segments of this sector and individual companies within such segments may not perform as well as the sector as a whole. Issuers in the utility sector are subject to a variety of factors that may adversely affect their business or operations, including:

•	high interest costs in connection with capital construction and improvement programs;

•	difficulty in raising capital in adequate amounts on reasonable terms in periods of high inflation and unsettled capital markets;

•	governmental regulation of rates charged to customers;

•	costs associated with compliance with and changes in environmental and other regulations;

•	effects of economic slowdowns and surplus capacity;

•	increased competition from other providers of utility services;

•	inexperience with and potential losses resulting from a developing deregulatory environment;

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costs associated with reduced availability of certain types of fuel, occasionally reduced availability and high costs of natural gas for resale and the effects of energy conservation policies, and the potential that costs incurred by the utility, such as the cost of fuel, change more rapidly than the rate the utility is permitted to charge its customers;

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effects of a national energy policy and lengthy delays and greatly increased costs and other problems associated with the design, construction, licensing, regulation and operation of nuclear facilities for electric generation, including, among other considerations, the problems associated with the use of radioactive materials and the disposal of radioactive wastes;

•	technological innovations that may render existing plants, equipment or products obsolete; and

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potential impact of terrorist activities on utility companies and their customers and the impact of natural or man-made disasters, including events such as the blackout that affected electric utility companies in many Mid-Atlantic and Midwest states in 2003.

Issuers in the utility sector may be subject to regulation by various governmental authorities and may be affected by the imposition of special tariffs and changes in tax laws, regulatory policies and accounting standards. In addition, there are substantial differences between the regulatory practices and policies of various jurisdictions, and any given regulatory agency may make major shifts in policy from time to time. There is no assurance that regulatory authorities will, in the future, grant rate increases or that such increases will be adequate to permit the payment of dividends on preferred or common stocks. Prolonged changes in climatic conditions can also have a significant impact on both the revenues and expenses of an electric or gas utility, as well as its expenses.

Special Risks Related to Preferred Securities

There are special risks associated with investing in preferred securities, including:

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Deferral and Omission.    Preferred securities may include provisions that permit the issuer, at its discretion, to defer or omit distributions for a stated period without any adverse consequences to the issuer. If the Fund owns a preferred security that is deferring or omitting its distributions, the Fund may be required to report income for tax purposes although it has not yet received such income.

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Subordination.    Preferred securities are generally subordinated to bonds and other debt instruments in a company’s capital structure in terms of having priority to corporate income and liquidation payments, and therefore will be subject to greater credit risk than more senior debt instruments.

•	Liquidity. Preferred securities may be substantially less liquid than many other securities, such as common stocks or U.S. Government securities.

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Limited Voting Rights.    Generally, traditional preferred securities offer no voting rights with respect to the issuing company unless preferred dividends have been in arrears for a specified number of periods, at which time the preferred security holders may elect a number of directors to the issuer’s board. Generally, once all the arrearages have been paid, the preferred security holders no longer have voting rights. Hybrid-preferred security holders generally have no voting rights.

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Special Redemption Rights.    In certain varying circumstances, an issuer of preferred securities may redeem the securities prior to a specified date. For instance, for certain types of preferred securities, a redemption may be triggered by a change in Federal income tax or securities laws. As with call provisions, a redemption by the issuer may negatively impact the return of the security held by the Fund.

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New Types of Securities.    From time to time, preferred securities, including hybrid-preferred securities, have been, and may in the future be, offered having features other than those described herein. The Fund reserves the right to invest in these securities if the Investment Manager believes that doing so would be consistent with the Fund’s investment objective and policies. Since the market for these instruments would be new, the Fund may have difficulty disposing of them at a suitable price and time. In addition to limited liquidity, these instruments may present other risks, such as high price volatility.

General Risks of Investing in the Financial Services Sector

The Fund may invest significantly in securities of companies principally engaged in financial services and may be susceptible to adverse economic or regulatory occurrences affecting that sector. Companies in the financial services sector include commercial banks, industrial banks, savings institutions, finance companies, diversified financial services companies, investment banking firms, securities brokerage houses, investment advisory companies, leasing companies, insurance companies and companies providing similar services. Because the Fund may invest such amounts in this sector, the Fund may be susceptible to adverse economic or regulatory occurrences affecting a sector.

Investing in the financial services sector includes the following risks:

•	regulatory actions—financial services companies may suffer a setback if regulators change the rules under which they operate;

•	changes in interest rates—unstable interest rates can have a disproportionate effect on the financial services sector;

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concentration of loans—financial services companies whose securities the Fund may purchase may themselves have concentrated portfolios, such as a high level of loans to real estate developers, which makes them vulnerable to economic conditions that affect that sector; and

•	competition—financial services companies have been affected by increased competition, which could adversely affect the profitability or viability of such companies.

Risks of Investing in Closed-End Funds and Other Investment Companies

Risks associated with investments in closed-end funds generally include the risks described in this prospectus associated with the Fund’s structure as a closed-end investment company, including market risk (see “Market Risk”), leverage risk (see “—Risks of Investing in AMPS—Leverage Risk”), risk of anti-takeover provisions (see “Additional Risk Considerations—Risk of Anti-Takeover Provisions”) and non-diversification (see “Additional Risk Considerations—Non-Diversified Status”). To the extent the Fund invests a portion of its assets in investment companies, including closed-end funds, ETFs and other investment companies, those assets will be subject to the risks of the purchased investment companies’ portfolio securities, and a stockholder in the Fund will bear not only his or her proportionate share of the Fund’s expenses, but also indirectly the expenses of the purchased investment companies. The Fund’s assets invested in other investment companies would therefore be subject to duplicative expenses to the extent the Fund invests in other investment companies. In addition, investments in closed-end funds may be subject to the following risks:

•	Manager Risk. The Fund’s investments in other closed-end funds are subject to the ability of the managers of the funds to achieve the funds’ investment objectives.

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Discount from Net Asset Value.    Shares of closed-end funds frequently trade at a discount from their net asset value. This characteristic is a risk separate and distinct from the risk that net asset value could decrease as a result of investment activities.

•	Dilution Risk. Strategies employed by a closed-end fund, such as rights offerings, may, under certain circumstances, have the effect of reducing its share price and the Fund’s proportionate interest.

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Foreign Closed-End Fund Risk.    Risks associated with investments in closed-end funds registered under foreign law may be different than those of investments in U.S. registered closed-end funds. Foreign registered funds are subject to a different regulatory regime that may be less rigorous than in the United States in areas such as governance and financial reporting requirements. There also may be less publicly available information about such funds, and investments in these funds may carry special tax consequences. In addition, foreign closed-end funds are generally subject to the risks of investing in other types of foreign securities. See “—Foreign Securities Risk.”

•

BDCs Risk.    Investments in closed-end funds that are BDCs may be subject to a high degree of risk. BDCs typically invest in small- and medium-sized companies that may not have access to public equity markets for capital raising. As a result, a BDC’s portfolio typically will include a substantial amount of securities purchased in private placements, and the portfolio may carry risks similar to those of a private equity or venture capital fund. Securities that are not publicly registered may be difficult to value and may be difficult to sell at a price representative of their intrinsic value.

The Investment Manager will take expenses into account when evaluating the investment merits of an investment in an investment company. The securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks to which the Fund is subject. As described in the section entitled “Use of Leverage,” the net asset value and market value of leveraged shares will be more volatile and the yield to stockholders will tend to fluctuate more than the yield generated by unleveraged shares. Investment companies may have investment policies that differ from those of the Fund. In addition, to the extent the Fund invests in other investment companies, the Fund will be dependent upon the investment and research abilities of persons other than the Investment Manager.

Covered Call Strategy Risk

There are various risks associated with the Fund’s Covered Call Strategy. In effect, the Fund forgoes, during the life of the option, the opportunity to profit from increases in the market value of the underlying security or securities held by the Fund with respect to which the option was written above the sum of the premium and the exercise price. For index options, this will depend, in part, on the extent of correlation of the performance of the Fund’s portfolio securities with the performance of the relevant index. Although the Covered Call Strategy will generally limit the Fund’s ability to benefit from the full appreciation potential of its stock investments underlying the options, the Fund retains the risk of loss (less premiums received) if the value of these stock invests declines. This combination of potentially limited appreciation and full depreciation over time may lead to erosion in the value of the Fund’s portfolio, and the Fund’s performance may be lower than it otherwise would have been if it did not use the Covered Call Strategy.

There are significant differences between the securities and options markets that could result in an imperfect correlation between these markets. A decision as to whether, when and how to use options involves the exercise of skill and judgment, and even a well-conceived transaction may be unsuccessful to some degree because of market behavior or unexpected events. In the case of index options, the Investment Manager will attempt to maintain for the Fund written call option positions on equity indexes whose price movements, taken in the aggregate, are closely correlated with the price movements of securities held in the Fund’s stock portfolio. However, this strategy involves significant risk that the changes in value of the indexes underlying the Fund’s written call option positions will not correlate closely with changes in the market value of the corresponding securities held by the Fund. To the extent that there is a lack of correlation, movements in the indexes underlying the options positions may result in net losses to the Fund (including at times when the market values of securities held by the Fund are declining) that exceed option premiums received and any increase in value of the Fund’s corresponding portfolio securities. In these and other circumstances, the Fund may be required to sell portfolio securities to satisfy its obligations as the writer of an index call option, when it would not otherwise choose to do so, or may choose to sell portfolio securities to realize gains to supplement Fund distributions. Such sales would involve transaction costs borne by the Fund and may also result in realization of taxable capital gains, including short-term capital gains taxed at ordinary income tax rates, and may adversely impact the Fund’s after-tax returns.

The exercise price of an option may be adjusted downward before the option’s expiration as a result of the occurrence of certain corporate events affecting underlying securities, such as extraordinary dividends, stock splits, mergers, or other extraordinary distributions or events. A reduction in the exercise price of an option might reduce the Fund’s capital appreciation potential on underlying securities held by the Fund.

Listed Options Risk

When the Fund writes listed or exchange-traded options, a liquid secondary market may not exist on an exchange when the Fund seeks to close out an option position. Reasons for the absence of a liquid secondary market on an exchange include the following: (1) there may be insufficient trading interest in certain options; (2) restrictions may be imposed by an exchange on opening transactions or closing transactions or both; (3) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (4) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (5) the facilities of an exchange or the OCC may not at all times be adequate to handle current trading volume; or (6) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options). The value of options written by the Fund may be adversely affected if the market for the option is reduced or becomes illiquid. If trading were discontinued, the secondary market on that exchange (or in that class or series of options) would cease to exist. In addition, the hours of trading for options may not conform to the hours during which securities held by the Fund are traded. To the extent that the options markets close before the markets for underlying securities, significant price and rate movements can take place in the underlying markets that cannot be reflected in the options markets. In addition, the Fund’s listed options transactions may be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which the options are traded. These limitations govern the maximum number of options in each class that may be written by a single investor or group of investors acting in concert, regardless of whether the options are written on the same or different exchanges, boards of trade or other trading facilities or are written in one or more accounts or through one or more brokers. Thus, the number of options that the Fund may write may be affected by options written by other investment advisory clients of the Investment Manager or its affiliates. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose other sanctions.

Over-the-Counter Options Risk

The Fund may write unlisted (over-the counter) options, particularly with respect to foreign securities and indexes. Over-the-counter options differ from listed or exchange-traded options in that they are two-party contracts, with price and other terms negotiated between buyer and seller, and generally do not have as much market liquidity as exchange-traded options. The counterparties to these transactions will typically be major international banks, broker-dealers and financial institutions. The Fund may be required to treat over-the-counter options purchased, as well as securities being used to cover certain written over-the-counter options, as illiquid. The over-the-counter options written by the Fund will not be issued, guaranteed or cleared by the OCC. In addition, the Fund’s ability to terminate over-the-counter options may be more limited than with exchange-traded options and may involve enhanced risk that banks, broker-dealers or other financial institutions participating in such transactions will not fulfill their obligations. In the event of default or insolvency of the counterparty, the Fund may be unable to liquidate an over-the-counter option position.

Tax Risk

The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. Although the Fund intends to make distributions on Common Shares monthly, the ultimate tax characterization of the Fund’s distributions made in a taxable year cannot be determined finally until after the end of that taxable year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the net investment income and net capital gains of the Fund with respect to that year, in which case the excess generally will be treated as a tax-free return of capital, up to the amount of the shareholder’s tax basis. In certain instances, the Fund may make distributions exceeding net capital gains for that year (as reduced by capital loss carryforwards) but not exceeding current earnings and profits, in which case those distributions will be taxable as ordinary income even though the Fund could have retained those gains without paying a tax thereon.

The tax treatment of the Fund’s options activity will vary based on the nature and subject of the options. Gains from premiums on call options written (sold) on individual stocks, and on certain indexes received by the Fund are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option. If an option written by the Fund on an individual stock is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize short-term or long-term capital gain or loss, depending upon the holding period of the underlying stock. If the Fund recognizes gain or loss on such an option with respect to any termination of the Fund’s obligation under an option other than through the exercise of the option and the related sale or delivery of the underlying stock, the gain or loss will be short-term gain or loss.

It is possible that certain of the index options written by the Fund will be subject to mark-to-market treatment, and gains or losses will be recognized based on the fair market value of such options at the end of the Fund’s taxable year (and, for purposes of the excise tax, on certain other dates prescribed under the Code); under this system, 60% of the gains or losses will be treated as long-term and 40% will be treated as short-term capital gains or losses. It is possible that certain of the call options and other instruments employed by the Fund (including purchased put options) will give rise to “straddles” under the Federal income tax rules. The straddle rules require the Fund to defer certain losses on positions within a straddle, and terminate or suspend the holding period for certain securities in which the Fund does not yet have a long-term holding period or has not yet satisfied the holding period required for qualified dividend income. See “Taxation.”

Foreign Securities Risk

Investments in foreign securities involve certain risks not involved in domestic investments, including, but not limited to:

•	fluctuations in foreign exchange rates;

•	adverse foreign economic, financial, political and social developments;

•	different legal systems;

•	the possible imposition of exchange controls or other foreign governmental laws or restrictions;

•	lower trading volume;

•	much greater volatility and illiquidity of certain foreign securities markets;

•	different trading and settlement practices;

•	less governmental supervision;

•	regulation changes;

•	changes in currency exchange rates;

•	less publicly available information about companies due to less rigorous disclosure or accounting standards or regulatory practices;

•	high and volatile rates of inflation;

•	fluctuating interest rates; and

•	different accounting, auditing and financial record-keeping standards and requirements.

The Fund may invest in securities of issuers located or doing substantial business in “emerging markets.” Investments in foreign securities, especially in emerging market countries, will expose the Fund to the direct or indirect consequences of political, social or economic changes in the countries that issue the securities or in which the issuers are located. Certain countries in which the Fund may invest, especially emerging market countries, have historically experienced, and may continue to experience, high rates of inflation, high interest rates, exchange rate fluctuations, large amounts of external debt, balance of payments and trade difficulties and extreme poverty and unemployment. Many of these countries are also characterized by political uncertainty and instability. The cost of servicing external debt will generally be adversely affected by rising international interest rates because many external debt obligations bear interest at rates which are adjusted based upon international interest rates. In addition, with respect to certain foreign countries, there is a risk of:

•	the possibility of expropriation of assets;

•	confiscatory taxation;

•	difficulty in obtaining or enforcing a court judgment;

•	economic, political or social instability;

•	the possibility that an issuer may not be able to make payments to investors outside of the issuer’s country; and

•	diplomatic developments that could affect investments in those countries.

In addition, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as:

•	growth of gross domestic product;

•	rates of inflation;

•	capital reinvestment;

•	resources;

•	self-sufficiency; and

•	balance of payments position.

Furthermore, certain investments in foreign securities also may be subject to foreign withholding taxes and dividend income the Fund receives from foreign securities may not be eligible for the reduced rates of taxation applicable to qualified dividend income.

As a result of these potential risks, the Investment Manager may determine that, notwithstanding otherwise favorable investment criteria, it may not be practicable or appropriate to invest in a particular country. The Fund may invest in countries in which foreign investors, including the Investment Manager, have had no or limited prior experience.

Because of less developed markets and economies and, in some countries, less mature governments and governmental institutions, the risks of investing in foreign securities can be intensified in the case of investments in issuers domiciled or doing substantial business in emerging market countries. These risks include high concentration of market capitalization and trading volume in a small number of issuers representing a limited number of industries, as well as a high concentration of investors and financial intermediaries; political and social uncertainties; over-dependence on exports, especially with respect to primary commodities, making these economies vulnerable to changes in commodity prices; overburdened infrastructure and obsolete or unseasoned financial systems; environmental problems; less developed legal systems; and less reliable custodial services and settlement practices.

Foreign Currency Risk

Although the Fund will report its net asset value and pay dividends in U.S. dollars, foreign securities often are purchased with, and make interest payments in, foreign currencies. Therefore, when the Fund invests in foreign securities, it will be subject to foreign currency risk, which means that the Fund’s net asset value could decline as a result of changes in the exchange rates between foreign currencies and the U.S. dollar. Certain foreign countries may impose restrictions on the ability of issuers of foreign securities to make payment of principal and interest to investors located outside the country, due to blockage of foreign currency exchanges or otherwise.

Interest Rate Risk

Interest rate risk is the risk that fixed-income securities such as preferred and debt securities, and to a lesser extent dividend-paying common stocks such as REIT common shares, will decline in value because of changes in market interest rates. When market interest rates rise, the market value of such securities generally will fall. Fixed income securities with longer periods before maturity are often more sensitive to interest rate changes. Because investors generally look to REITs and utility companies for a stream of income, the prices of REIT and utility company shares may be more sensitive to changes in interest rates than are other equity securities. When the Fund is leveraged (i.e., borrows for investment purposes) it may be expected to have greater interest rate sensitivity.

During periods of declining interest rates, an issuer may be able to exercise an option to prepay principal earlier than scheduled which is generally known as call or prepayment risk. If this occurs, the Fund may be forced to reinvest in lower yielding securities. This is known as reinvestment risk. Preferred and debt securities frequently have call features that allow the issuer to repurchase the security prior to its stated maturity. An issuer may redeem an obligation if the issuer can refinance the debt at a lower cost due to declining interest rates or an improvement in the credit standing of the issuer.

During periods of rising interest rates, the average life of certain types of securities may be extended because of slower than expected principal payments. This may lock in a below market interest rate, increase the security’s duration and reduce the value of the security. This is known as extension risk.

Convertible Securities Risk

Although to a lesser extent than with non-convertible fixed income securities, the market value of convertible securities tends to decline as interest rates increase and, conversely, tends to increase as interest rates decline. In addition, because of the conversion feature, the market value of convertible securities tends to vary with fluctuations in the market value of the underlying common stock. A unique feature of convertible securities is that as the market price of the underlying common stock declines, convertible securities tend to trade increasingly on a yield basis, and so may not experience market value declines to the same extent as the underlying common stock. When the market price of the underlying common stock increases, the prices of the convertible securities tend to rise as a reflection of the value of the underlying common stock.

Credit Risk and Lower-Rated Securities Risk

Credit risk is the risk that a security in the Fund’s portfolio will decline in price or the issuer will fail to make dividend, interest or principal payments when due because the issuer of the security experiences a decline in its financial status. Preferred securities normally are subordinated to bonds and other debt instruments in a company’s capital structure, in terms of priority to corporate income and claim to corporate assets, and therefore will be subject to greater credit risk than debt instruments.

The Fund may invest in securities that are rated below investment grade. Securities rated below investment grade are regarded as having predominately speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal, and these bonds are commonly referred to as “junk bonds.” These securities are subject to a greater risk of default. The prices of these lower grade securities are more sensitive to negative developments, such as a decline in the issuer’s revenues or a general economic downturn, than are the prices of higher grade securities. Lower grade securities tend to be less liquid than investment grade securities. The market values of lower grade securities tend to be more volatile than investment grade securities. A security will be considered to be investment grade if, at the time of investment, such security has a rating of “BBB” or higher by S&P, “Baa” or higher by Moody’s or an equivalent rating by a nationally recognized statistical rating agency, or, if unrated, such security is determined by the Investment Manager to be of comparable quality.

Lower-rated securities, or equivalent unrated securities, may be considered speculative with respect to the issuer’s continuing ability to make principal and interest payments. Analysis of the creditworthiness of issuers of lower-rated securities may be more complex than for issuers of higher quality debt securities, and our ability to achieve our investment objective may, to the extent we are invested in lower-rated securities, be more dependent upon such creditworthiness analysis than would be the case if we were investing in higher quality securities. An issuer of these securities has a currently identifiable vulnerability to default and the issuer may be in default or there may be present elements of danger with respect to principal or interest. We will not invest in securities which are in default at the time of purchase.

The secondary markets in which lower-rated securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading markets could adversely affect the price at which we could sell a particular lower-rated security when necessary to meet liquidity needs or in response to a specific economic event, such as a deterioration in the creditworthiness of the issuer, and could adversely affect and cause large fluctuations in the net asset value of our shares. Adverse publicity and investor perceptions may decrease the values and liquidity of high yield securities.

It is reasonable to expect that any adverse economic conditions could disrupt the market for lower-rated securities, have an adverse impact on the value of those securities and adversely affect the ability of the issuers of those securities to repay principal or interest on those securities. New laws and proposed new laws may adversely impact the market for lower-rated securities.

Qualified Dividend Tax Risk

There can be no assurance as to what portion of the distributions paid to the Fund’s stockholders will consist of tax-advantaged qualified dividend income. For taxable years beginning on or before December 31, 2010, certain distributions designated by the Fund as derived from qualified dividend income will be taxed in the hands of non-corporate shareholders at the rates applicable to long-term capital gain, provided holding period and other requirements are met by both the Fund and the holders. Additional requirements apply in determining whether distributions by foreign issuers should be regarded as qualified dividend income. Certain investment strategies of the Fund will limit the Fund’s ability to meet these requirements and consequently will limit the amount of qualified dividend income received and distributed by the Fund. A change in the favorable provisions of the Federal tax laws with respect to qualified dividends may effect a widespread reduction in announced dividends and may adversely impact the valuation of the shares of dividend-paying companies.

Dividend Strategy Risk

It is difficult to anticipate the level of dividends that companies will pay in any given timeframe. The use of a dividend capture strategy requires the Investment Manager to identify and exploit opportunities such as the announcement of major corporate actions, (e.g., restructuring initiatives or a special dividend) that may lead to high current dividend income. These situations are typically not recurring in nature or frequency may be difficult to predict and may not result in an opportunity from which the Fund can benefit. In addition, the dividend policies of the Fund’s target companies are heavily influenced by the current economic climate and the favorable Federal tax treatment afforded to dividends. Challenging economic conditions, affecting either the market as a whole or a specific investment in the Fund’s portfolio, may limit the opportunity to benefit from the current dividend policies of the companies in which the Fund invests or may cause such companies to reduce or eliminate their dividends. In addition, a change in the favorable provisions of the Federal tax laws may effect a widespread reduction in announced dividends and may adversely impact the valuation of the shares of dividend-paying companies. The use of dividend capture strategies will expose the Fund to increased trading costs and potential for capital loss or gain, particularly in the event of significant short-term price movements of stocks subject to dividend capture trading.

In addition, dividend capture trades may be made without regard to whether any dividends may qualify for the reduced Federal income tax rates applicable to qualified dividends under the Code. As a result, there can be no assurance as to what portion of the Fund’s distributions will be designated as qualified dividend income.

Short Sale Risk

The Fund is permitted to engage in short sales of securities. When transacting a short sale, the Fund must borrow the security sold to make delivery to the buyer. The Fund is then obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. The price at such time may be higher or lower than the price at which the security was sold by the Fund.

A short sale will be successful if the shorted security price decreases. However, if the underlying security goes up in price during the period during which the short position is outstanding, the Fund will realize a loss. The risk on a short sale is unlimited because the Fund must buy the shorted security at the higher price to complete the transaction. Therefore, short sales may be riskier than investments in long positions. With a long position the maximum sustainable loss is limited to the amount paid for the security plus the transaction costs, whereas there is no maximum attainable price of the shorted security.

The Fund would also incur increased transaction costs associated with selling securities short. In addition, if the Fund sells securities short, it must maintain a segregated account with its custodian containing cash or high-grade securities equal to (i) the greater of the current market value of the stocks sold short or the market value of such securities at the time they were sold short, less (ii) any collateral deposited with the Fund’s broker (not including the proceeds from the short sales). The Fund may be required to add to the segregated account as the market price of a shorted security increases. As a result of maintaining and adding to its segregated account, the Fund may maintain higher levels of cash or liquid assets (for example, U.S. Treasury bills, repurchased agreements, high quality commercial paper and long equity positions) for collateral needs thus reducing its overall managed assets available for trading purposes.

Strategic Transactions Risk

Strategic Transactions have risks, including the imperfect correlation between the value of such instruments and the underlying assets, the possible default of the other party to the transaction or illiquidity of the derivative instruments. Furthermore, the ability to successfully use Strategic Transactions depends on the Investment Manager’s ability to predict pertinent market movements, which cannot be assured. Successful use of Strategic Transactions depends on the Investment Manager’s ability to predict correctly market movements, which, of course, cannot be assured. Thus, the use of Strategic Transactions may result in losses greater than if they had not been used, may require the Fund to sell or purchase portfolio securities at inopportune times or for prices other than current market values, may limit the amount of appreciation the Fund can realize on an investment, or may cause the Fund to hold a security that it might otherwise sell. Additionally, amounts paid by the Fund as premiums and cash or other assets held in margin accounts with respect to Strategic Transactions are not otherwise available to the Fund for investment purposes. A more complete discussion of Strategic Transactions and their risks is contained in the Fund’s SAI.

Strategic Transactions entered into to seek to manage the risks of the Fund’s portfolio of securities may have the effect of limiting the gains from favorable market movements. Strategic Transactions involve risks, including (1) that the loss on the Strategic Transaction position may be larger than the gain in a portfolio position being hedged and (2) that the derivative instruments used in Strategic Transactions may not be liquid and may require the Fund to pay additional amounts of money. Losses on Strategic Transactions may reduce the Fund’s net asset value and its ability to pay dividends if they are not offset by gains on the portfolio positions being hedged.

The Fund will be subject to credit risk with respect to the counterparties to any derivative contracts purchased by the Fund. If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in bankruptcy or other reorganization proceeding. The Fund may obtain only a limited recovery or may obtain no recovery in such circumstances.

Senior Loans Risk

The risks associated with senior loans are similar to the risks of junk bonds, although senior loans are typically senior and secured, whereas junk bonds are often subordinated and unsecured. Investments in senior loans are typically below investment grade and are considered speculative because of the credit risk of their issuers. Such companies are more likely to default on their payments of interest and principal owed. An economic downturn generally leads to a higher non-payment rate, and a senior loan may lose significant value before a default occurs. There is no assurance that the liquidation of the collateral would satisfy the claims of the borrower’s obligations in the event of the nonpayment of scheduled interest or principal, or that the collateral could be readily liquidated. Economic and other events (whether real or perceived) can reduce the demand for certain senior loans or senior loans generally, which may reduce market prices. Senior loans and other debt securities are also subject to the risk of price declines and to increases in prevailing interest rates, although floating-rate debt instruments are substantially less exposed to this risk than fixed-rate debt instruments.

Mortgage-Related and Asset-Backed Securities Risk

The risks associated with mortgage-related securities include: (1) credit risk associated with the performance of the underlying mortgage properties and of the borrowers owning these properties; (2) adverse changes in economic conditions and circumstances, which are more likely to have an adverse impact on mortgage-related securities secured by loans on certain types of commercial properties than on those secured by loans on residential properties; (3) prepayment risk, which can lead to significant fluctuations in value of the mortgage-related security; (4) loss of all or part of the premium, if any, paid; and (5) decline in the market value of the security, whether resulting from changes in interest rates or prepayments on the underlying mortgage collateral.

Asset-backed securities involve certain risks in addition to those presented by mortgage-related securities: (1) primarily, these securities do not have the benefit of the same security interest in the underlying collateral as mortgage-related securities and are more dependent on the borrower’s ability to pay; (2) credit card receivables are generally unsecured, and the debtors are entitled to the protection of a number of state and Federal consumer credit laws, many of which give debtors the right to set off certain amounts owed on the credit cards, thereby reducing the balance due; and (3) most issuers of automobile receivables permit the servicers to retain possession of the underlying obligations. If these obligations are sold to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the related automobile receivables. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have an effective security interest in all of the obligations backing such receivables. There is a possibility that recoveries on repossessed collateral may not, in some cases, be able to support payments on these securities.

Risks of Securities Linked to the Energy Sector

Closed-end funds selected from the Closed-End Funds Strategy may concentrate in the energy sector. The energy sector can be significantly affected by the supply of and demand for specific products and services, the supply and demand for oil and gas, the price of oil and gas, exploration and production spending, government regulation, world events and economic conditions. The natural resources sector can be significantly affected by events relating to international political developments, energy conservation, the success of exploration projects, commodity prices, and tax and government regulations. At times, the performance of securities of companies in the energy and natural resources sector will lag the performance of other sectors or the broader market as a whole. Other risks inherent in investing in the energy and natural resources sectors include those associated with: (1) the volatility of commodity prices; (2) a decrease in the production of natural gas, natural gas liquids, crude oil, coal or other energy commodities or a decrease in the volume of such commodities available for transportation, mining, processing, storage or distribution; (3) a decline in demand for such commodities; (4) the inability to cost-effectively acquire additional reserves sufficient to replace depletion in resources used by energy and natural resources companies; and (5) stricter laws, regulations or enforcement policies, which would likely increase compliance costs.

MLP Risk

An investment in MLP units involves some risks that differ from an investment in the common stock of a corporation. Holders of MLP units have limited control and voting rights on matters affecting the partnership. Although common unitholders are generally limited in their liability, similar to a corporation’s shareholders, creditors typically have the right to seek the return of distributions made to such unitholders if the liability in question arose before the distribution was paid. This liability may stay attached to the common unitholder even after the units are sold. Investing in MLPs involves certain risks related to investing in the underlying assets of the MLPs and risks associated with pooled investment vehicles. MLPs holding credit-related investments are subject to interest rate risk and the risk of default on payment obligations by debt issuers. MLPs that concentrate in a particular industry or a particular geographic region are subject to risks associated with such industry or region. Investments held by MLPs may be relatively illiquid, limiting the MLPs’ ability to vary their portfolios promptly in response to changes in economic or other conditions. MLPs may have limited financial resources, their securities may trade infrequently and in limited volume, and they may be subject to more abrupt or erratic price movements than securities of larger or more broadly based companies.

Certain diversification requirements imposed by the Code will limit the Fund’s ability to invest in MLP securities. In addition, the Fund’s ability to meet its investment objective may depend in part on the level of taxable income and distributions and dividends received from the MLP securities in which the Fund invests, a factor over which the Fund has no control. The benefit derived from our investment in MLPs is largely dependent on the MLPs being treated as partnerships for Federal income tax purposes. If an MLP were classified as a corporation for Federal income tax purposes, the amount of cash available for distribution would be reduced and distributions received by us would be taxed entirely as dividend income.

As a limited partner in the MLPs in which the Fund invests, the Fund will receive a pro rata share of income, gains, losses and deductions from those MLPs. Historically, a significant portion of income from such MLPs has been offset by tax deductions.

Royalty and Income Trusts Risk

Royalty and income trusts generally make single-sector or even single-enterprise investments, and their investments are therefore sensitive to business cycles, particularly real estate or commodities trusts, and certain trusts may be considered partnerships and their interests do not provide the same limited liability protection as common stocks. Distributions from these trusts may include return of capital invested and, since valuation of a trust’s unit is most frequently driven by a multiple of the entire distribution, units of a trust distributing returns of capital may be priced above their economic value. Royalty trusts and income trusts do not guarantee minimum distributions or even return of capital, and if a trust’s investments lose money, the trust can reduce or even eliminate distributions, which will typically be accompanied by a loss in the market value of trust units. To the extent these trusts pay out more than their net income (returns of capital), the trusts’ capital will decline over time. To the extent that the value of royalty trusts or income trusts is driven by the deferral or reduction of tax, any change in government tax regulations to remove the benefit will reduce the trusts’ market value. Royalty trusts and income trusts frequently are found in Canada, and an investment in a Canadian trust will be subject to certain additional risks of investing in foreign securities.

Restricted and Illiquid Securities Risk

The Fund may invest up to 15% of its managed assets in restricted securities and other investments that may be illiquid. Illiquid securities are securities that are not readily marketable and may include some restricted securities, which are securities that may not be resold to the public without an effective registration statement under the Securities Act or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Illiquid investments involve the risk that the securities will not be able to be sold at the time desired by the Fund or at prices approximating the value at which the Fund is carrying the securities on its books.

Leverage Risk

The Fund intends to engage in leverage of approximately 20% of its managed assets (including the amount obtained from leverage) through issuing preferred shares or through Borrowings and could engage in leverage up to the maximum permitted by the 1940 Act. Leverage is a speculative technique and there are special risks and costs associated with leveraging. When the Fund utilizes leverage, the fees paid to the Investment Manager and the Subadvisors for investment management services will be higher than if the Fund did not utilize leverage because the fees paid will be calculated based on the Fund’s managed assets, which includes the liquidation preference of preferred shares, including the AMPS, and any outstanding Borrowings. For a more detailed description of the risks associated with leverage, see “Principal Risks—Risks of Investing in AMPS—Leverage Risk.”

Interest Rate Transactions Risk

The Fund may enter into a swap or cap transaction to attempt to protect itself from increasing dividend or interest expenses resulting from increasing short-term interest rates on any leverage it incurs. A decline in interest rates may result in a decline in the value of the swap or cap which may result in a decline in the net asset value of the Fund. A sudden and dramatic decline in interest rates may result in a significant decline in the net asset value of the Fund. See “How the Fund Manages Risk—Interest Rate Transactions.”

ADDITIONAL RISK CONSIDERATIONS

Portfolio Turnover Risk

The techniques and strategies contemplated by the Fund might result in a high degree of portfolio turnover. Although the Fund cannot accurately predict its annual portfolio turnover rate, it may be greater than 100%. There are no limits on the rate of portfolio turnover, and investments may be sold without regard to length of time held when the Fund’s investment strategy so dictates. Higher portfolio turnover rates would result in corresponding increases in brokerage commissions and may generate short-term capital gains taxable as ordinary income.

Inflation Risk

Inflation risk is the risk that the value of assets or income from investment will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of distributions can decline.

Non-Diversified Status

The Fund is classified as a “non-diversified” investment company under the 1940 Act, which means we are not limited by the 1940 Act in the proportion of our assets that may be invested in the securities of a single issuer. However, we intend to conduct our operations so as to qualify as a regulated investment company for purposes of the Code, which generally will relieve the Fund of any liability for Federal income tax to the extent our earnings are distributed to stockholders. See “Taxation” in the SAI. To so qualify, among other requirements, we will limit our investments so that, at the close of each quarter of the taxable year, (i) not more than 25% of the value of our managed assets will be invested in the securities (other than U.S. Government securities or the securities of other regulated investment companies) of a single issuer, or two or more issuers which the Fund controls and are engaged in the same, similar or related trades or businesses and (ii) at least 50% of the value of our managed assets will be invested in cash and cash items, U.S. Government securities, securities of other regulated investment companies and other securities; provided, however, that with respect to such other securities, not more than 5% of the value of our managed assets will be invested in the securities of a single issuer and we will not own more than 10% of the outstanding voting securities of a single issuer. The American Jobs Creation Act of 2004 provides that, for purposes of the diversification requirements described above, the outstanding voting securities of any issuer include the equity securities of a “qualified publicly traded partnership,” as defined in the Code, and no more than 25% of the value of our managed assets may be invested in the securities of one or more qualified publicly traded partnerships. Because we, as a non-diversified investment company, may invest in a smaller number of individual issuers than a diversified investment company, an investment in the Fund presents greater risk to you than an investment in a diversified company.

Risk of Anti-Takeover Provisions

Certain provisions of the Charter and By-Laws could have the effect of limiting the ability of other entities or persons to acquire control of the Fund or to change the Fund’s structure. The provisions may also have the effect of depriving you of an opportunity to redeem your AMPS and have have the effect of depriving you of an opportunity to sell your shares at a premium over prevailing market prices and may have the effect of inhibiting conversion of the Fund to an open-end investment company. These include provisions for staggered terms of office for Directors, super-majority voting requirements for merger, consolidation, liquidation, termination and asset sale transactions, amendments to the Charter and conversion to open-end status. See “Description of Common Shares” and “Certain Provisions of the Charter and By-Laws.”

Market Disruption Risk

The aftermath of the war in Iraq and the continuing occupation of Iraq, instability in the Middle East and terrorist attacks in the United States and around the world have resulted in recent market volatility and may have long-term effects on the U.S. and worldwide financial markets and may cause further economic uncertainties in the United States and worldwide. The Fund does not know how long the securities markets would be affected by similar events in the future. These events could also adversely affect individual issuers and securities markets, interest rates, auctions and auction participants, secondary trading, ratings, credit risk, inflation, deflation and other factors relating to the AMPS.

HOW THE FUND MANAGES RISK

Investment Limitations

The Fund has adopted certain investment limitations designed to limit investment risk that are fundamental and may not be changed without the approval of the holders of a “majority of the outstanding” (as defined below) Common Shares and the AMPS and other outstanding preferred stock, voting as a single class, and the approval of the holders of a majority of the AMPS and other outstanding preferred stock voting as a separate class. Under these limitations, the Fund may not: (1) issue senior securities (including borrowing money for other than temporary purposes) except in conformity with the limits set forth in the 1940 Act or pursuant to exemptive relief therefrom, or pledge, mortgage or hypothecate its assets other than to secure such issuances or borrowings or in connection with permitted investment strategies; (2) act as an underwriter of securities issued by other persons; (3) purchase or sell real estate or mortgages on real estate; (4) purchase or sell commodities or commodity futures contracts; (5) make loans to other persons except through the lending of securities held by it; or (6) invest more than 25% of its managed assets in securities of issuers in any one industry. Further information about and exceptions to these limitations are contained in the SAI under “Investment Objective and Policies.” The Fund’s investment objective also may not be changed without stockholder approval. For these purposes, a “majority of the outstanding” shares means the lesser of (a) 67% of the Fund’s outstanding voting securities present at a stockholder meeting, if the holders of more than 50% of the outstanding voting securities are present or represented by proxy, or (b) more than 50% of the outstanding voting securities.

The Fund may become subject to guidelines that are more limiting than its investment restrictions in order to obtain and maintain ratings from nationally recognized rating agencies on the AMPS and any other series of preferred stock that it issues. The Fund does not anticipate that such guidelines would have a material adverse effect on the Fund’s ability to achieve its investment objective. See “Investment Objective and Policies” in the SAI for a complete list of the fundamental and non-fundamental investment policies of the Fund.

Management of Investment Portfolio and Capital Structure to Limit Leverage Risk

The Fund may take certain actions if short-term interest rates increase or market conditions otherwise change (or the Fund anticipates such an increase or change) and the Fund has incurred leverage which begins (or is expected) to adversely affect Common Shareholders. In order to attempt to offset such a negative impact of leverage on Common Shareholders, the Fund may attempt to shorten the average maturity of its overall investment portfolio or may reduce any indebtedness or extend the maturity of any outstanding AMPS or other outstanding preferred stock or reduce any Borrowings. The Fund may also attempt to reduce the leverage by redeeming or otherwise purchasing any outstanding AMPS or other outstanding preferred stock. The success of any such attempt to limit leverage risk depends on the Investment Manager’s ability to accurately predict interest rate or other market changes. Because of the difficulty of making such predictions, the Fund may never attempt to manage its capital structure in the manner described in this paragraph.

If the Fund incurs leverage and market conditions suggest that additional leverage would be beneficial, the Fund may sell previously unissued AMPS or other preferred stock or AMPS that the Fund previously issued but later repurchased or otherwise increase Borrowings.

Strategic Transactions

The Fund may enter into Strategic Transactions to manage risk. See “Principal Risks—Strategic Transactions Risk.”

Limited Issuance of Fund AMPS and Borrowings

The Fund is limited under the 1940 Act in the amount of AMPS and other preferred stock it may issue and the level of Borrowings it may incur.

Interest Rate Transactions

In order to seek to reduce the interest rate risk inherent in the Fund’s capital structure and underlying investments, the Fund may enter into interest rate swap or cap transactions as to all or a portion of Fund leverage. The use of interest rate swaps and caps is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. In an interest rate swap, the Fund would agree to pay to the other party to the interest rate swap (which is known as the “counterparty”) a fixed rate payment in exchange for the counterparty agreeing to pay the Fund a variable rate payment that is intended to approximate the Fund’s variable rate payment obligation on the AMPS, any other outstanding shares of preferred stock or any variable rate Borrowings. The payment obligation would be based on the notional amount of the swap. In an interest rate cap, the Fund would pay a premium to the counterparty to the interest rate swap and, to the extent that a specified variable rate index exceeds a predetermined fixed rate, would receive from the counterparty payments of the difference based on the notional amount of such cap. If the counterparty to an interest rate swap or cap defaults, the Fund would not be able to use the anticipated net receipts under the swap or cap to offset the dividend payments on the AMPS and other outstanding preferred stock or rate of interest on Borrowings. Depending on the general state of short-term interest rates and the returns on the Fund’s portfolio securities at that point in time, such default could negatively impact the Fund’s ability to make dividend payments on the AMPS and other outstanding preferred stock. In addition, at the time an interest rate swap or cap transaction reaches its scheduled termination date, there is a risk that the Fund will not be able to obtain a replacement transaction or that the terms of the replacement will not be as favorable as on the expiring transaction. If this occurs, it could have a negative impact on the Fund’s ability to make dividend payments on the AMPS.

To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, resulting in a decline in the asset coverage for the AMPS. A sudden and dramatic decline in interest rates may result in a significant decline in the asset coverage. Under the terms of the AMPS, if the Fund fails to maintain the required asset coverage on the AMPS or any other shares of preferred stock or fails to comply with other covenants of the swap or cap transactions, the Fund may be required to redeem some or all of the AMPS.

The Fund may choose or be required to redeem some or all of the AMPS and any other outstanding shares of preferred stock or prepay any Borrowings. Such redemption or prepayment likely would result in the Fund seeking to terminate early all or a portion of any swap or cap transaction. An early termination of a swap could result in termination payment by or to the Fund. Early termination of a cap could result in a termination payment to the Fund.

The Fund will usually enter into swaps or caps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. The Fund intends to maintain in a segregated account with its custodian cash or liquid securities having a value at least equal to the Fund’s net payment obligations under any swap transaction, marked to market daily. The Fund would not enter into interest rate swap or cap transactions having an aggregate notional amount that exceeded the outstanding amount of the Fund’s leverage. The Fund will monitor any interest rate swap or cap transactions with a view to ensuring that it remains in compliance with applicable tax requirements.

MANAGEMENT OF THE FUND

The business and affairs of the Fund are managed under the direction of the Board of Directors. The Directors approve all significant agreements between the Fund and persons or companies furnishing services to it, including the Fund’s agreement with its Investment Manager, sub-administrator, custodian and transfer agent. The management of the Fund’s day-to-day operations is delegated to its officers, the Investment Manager and the Fund’s sub-administrator, subject always to the investment objective and policies of the Fund and to the general supervision of the Directors. The names and business addresses of the Directors and officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under “Management of the Fund” in the SAI.

Investment Manager

Cohen & Steers Capital Management, Inc., with principal offices located at 280 Park Avenue, New York, New York 10017, has been retained to provide investment advice, and, in general, to conduct the management and investment program of the Fund under the overall supervision and control of the Directors of the Fund. The Investment Manager, a registered investment adviser, was formed in 1986, and as of June 30, 2007 had $34.6 billion of assets under management. Its clients include pension plans, endowment funds and registered investment companies, including open-end and closed-end real estate funds. The Cohen & Steers Funds invest in U.S. and non-U.S. real estate investment trusts and other real estate securities, utility securities, preferred and other fixed income securities and dividend paying large-cap value securities. The Investment Manager is a wholly-owned subsidiary of Cohen & Steers, Inc., a publicly traded company whose common stock is listed on the NYSE under the symbol “CNS.”

Investment Management Agreement

Under its Investment Management Agreement with the Fund, the Investment Manager furnishes a continuous investment program for the Fund’s portfolio, makes the day-to-day investment decisions for the Fund, and generally manages the Fund’s investments in accordance with the stated policies of the Fund, subject to the general supervision of the Board of Directors of the Fund. The Investment Manager is responsible for the overall management of the Fund’s portfolio and for the supervision and ongoing monitoring of the Subadvisors. References in this prospectus to activities and responsibilities of the Investment Manager may be performed by one or more of the Subadvisors pursuant to its subadvisory agreements with the Subadvisors. The Investment Manager also performs certain administrative services for the Fund and provides persons satisfactory to the Directors of the Fund to serve as officers of the Fund. Such officers, as well as certain other employees and Directors of the Fund, may be directors, officers or employees of the Investment Manager.

For its services under the Investment Management Agreement, the Fund pays the Investment Manager a monthly investment management fee computed at the annual rate of 1.00% of average daily managed assets (i.e., the net asset value of the Common Shares plus the liquidation preference of any AMPS and other outstanding preferred stock and the principal amount of any Borrowings used for leverage). In addition to the monthly management fee, the Fund pays all other costs and expenses of its operations, including compensation of its Directors, custodian, transfer agency and dividend disbursing expenses, legal fees, expenses of independent auditors, expenses of repurchasing shares, expenses of issuing any preferred stock, listing expenses, expenses of preparing, printing and distributing stockholder reports, notices, proxy statements and reports to governmental agencies, and taxes, if any. Because the Fund utilizes leverage, the fees paid to the Investment Manager and Subadvisors for investment advisory and management services will be higher than if the Fund did not utilize leverage because the fees paid will be calculated based on the Fund’s managed assets, which includes the net asset value of the Common Shares, the liquidation preference of the AMPS and any other outstanding preferred stock and the principal amount of any Borrowings used for leverage. The Fund’s investment management fees and other expenses are paid only by the Common Shareholders and not by holders of the AMPS and other outstanding preferred stock. See “Use of Leverage.”

Subadvisors

The Investment Manager has entered into Subadvisory Agreements with three of its affiliated registered investment advisors, Cohen & Steers Europe S.A., Cohen & Steers Asia Limited and Cohen & Steers UK Limited, all of which also are direct or indirect wholly-owned subsidiaries of CNS.

Each of the Subadvisors provides investment advisory and research services to the Investment Manager in connection with managing the Fund’s investments. CNS Europe is located at 166 Chaussee de la Hulpe, 1170 Brussels, Belgium, CNS Asia is located at 1202, Citibank Tower, Citibank Plaza, 3 Garden Road, Central, Hong Kong and CNS UK is located at 21 Sackville Street, 4th floor, London, U.K.

For their services under the Subadvisory Agreement between the Investment Manager and each Subadvisor, the Investment Manager (not the Fund) pays CNS Europe, CNS UK and CNS Asia a fee of 5%, 5% and 10%, respectively, of the investment management fees received by the Investment Manager from the Fund.

Portfolio Managers

The Fund’s portfolio managers are:

Martin Cohen—Mr. Cohen is a founder of the Investment Manager and is currently Co-Chairman and Co-Chief Executive Officer of the Investment Manager and CNS. Mr. Cohen is a “controlling person” of the Investment Manager on the basis of his ownership of CNS stock.

Robert H. Steers—Mr. Steers is a founder of the Investment Manager and is currently Co-Chairman and Co-Chief Executive Officer of the Investment Manager and CNS. Mr. Steers is a “controlling person” of the Investment Manager on the basis of his ownership of CNS stock.

Joseph M. Harvey—Mr. Harvey joined the Investment Manager in 1992 and currently serves as President of the Investment Manager and CNS. Mr. Harvey also is the Investment Manager’s global chief investment officer. Prior to 2003, he served as Senior Vice President and director of investment research for the Investment Manager.

Robert S. Becker—Mr. Becker joined the Investment Manager as a Senior Vice President in 2003. Mr. Becker is the director of the Investment Manager’s utility investment team. Prior to joining the Investment Manager, Mr. Becker was a co-portfolio manager of the Franklin Utilities Fund at Franklin Templeton Investments. Mr. Becker has previously held positions in equity research for the utility sector at Salomon Smith Barney and Scudder, Stevens and Clark.

Douglas R. Bond—Mr. Bond joined the Investment Manager as an Executive Vice President in June 2004. Mr. Bond is the director of the Investment Manager’s closed-end funds investment team. Prior to that time, Mr. Bond worked at Merrill Lynch & Co., Inc. for 23 years, most recently as first vice president where he was responsible for asset managers and funds. Between 1992 and May 2004, Mr. Bond ran Merrill Lynch’s closed-end fund new issue origination effort and was involved in all closed-end funds underwritten by Merrill Lynch during this period.

James S. Corl—Mr. Corl joined the Investment Manager in 1997 and currently serves as Executive Vice President of the Investment Manager and CNS. Mr. Corl also is the chief investment officer for the Investment Manager’s real estate securities portfolios. Previously, he served as Senior Vice President and director of investment strategy for the Investment Manager.

Richard E. Helm—Mr. Helm serves as a Senior Vice President of the Investment Manager and head of its large cap value portfolio management team. Prior to joining the Investment Manager in 2005, Mr. Helm had been a senior portfolio manager of WM Advisors, Inc. since 2001. Mr. Helm is a Chartered Financial Analyst.

Yigal Jhirad— Mr. Jhirad joined the Investment Manager in 2007 as a Senior Vice President and director of quantitative research and hedging strategies. Prior to joining the Investment Manager, Mr. Jhirad was an executive director in the institutional equities division of Morgan Stanley heading the portfolio and derivatives strategies effort where he was involved in developing, implementing and marketing quantitative and derivatives products to institutional clients.

William F. Scapell—Mr. Scapell joined the Investment Manager as a Senior Vice President in 2003. Mr. Scapell is a director of the Investment Manager’s preferred securities investment team. Prior to joining the Investment Manager, Mr. Scapell was a director in the fixed-income research department of Merrill Lynch & Co., Inc., where he was also its chief strategist for preferred securities. Mr. Scapell is a Chartered Financial Analyst.

The Investment Manager and the Subadvisors utilize a team-based approach in managing the Fund. Mr. Cohen, Mr. Steers and Mr. Harvey are the leaders of this team. Messrs. Becker, Bond, Corl, Helm, Jhirad and Scapell direct and supervise the execution of the Fund’s investment strategy, and lead and guide other members of the global investment team.

See “Compensation of Directors and Certain Officers” and “Investment Advisory and Other Services” in the SAI for further information about the Fund’s portfolio managers’ compensation, other accounts managed by the portfolio managers and the portfolio managers’ ownership of securities in the Fund.

Administration and Sub-Administration Agreement

Under its Administration Agreement with the Fund, the Investment Manager has responsibility for providing administrative services and assisting the Fund with operational needs, including providing administrative services necessary for the operations of the Fund and furnishing office space and facilities required for conducting the business of the Fund.

In accordance with the terms of the Administration Agreement and with the approval of the Board of Directors of the Fund, the Fund has entered into an agreement with State Street Bank as sub-administrator under a fund accounting and administration agreement (the “Sub-Administration Agreement”). Under the Sub-Administration Agreement, State Street Bank has assumed responsibility for certain administrative functions subject to the supervision of the Investment Manager.

Under the Administration Agreement, the Fund pays the Investment Manager an amount equal to, on an annual basis, 0.08% of the Fund’s average daily managed assets. Under the Sub-Administration Agreement, the Fund pays State Street Bank a monthly sub-administration fee. The sub-administration fee paid by the Fund to State Street Bank is computed on the basis of the average daily managed assets in the Fund at an annual rate equal to 0.03% of the first $2.2 billion in assets, 0.02% of the next $2.2 billion and 0.01% of assets in excess of $4.4 billion, with a minimum fee of $120,000. The aggregate fee paid by the Fund and the other funds in the Cohen & Steers fund complex to State Street Bank is computed by calculating the effective rate for all the funds and multiplying the monthly average net assets of each respective fund in the complex by that effective rate. For those funds with preferred stock or borrowings outstanding, the monthly average net assets will be adjusted by the monthly average liquidation preference of the preferred stock. The Fund is then responsible for its pro rata amount of the aggregate administration fee. State Street Bank also serves as the Fund’s custodian and The Bank of New York has been retained to serve as the Fund’s transfer agent, dividend paying agent and registrar. See “Auction Agent, Transfer Agent, Dividend Paying Agent and Registrar, and Custodian.”

DESCRIPTION OF AMPS

The following is a brief description of the terms of the AMPS. For the complete terms of the AMPS, please refer to the detailed description of the AMPS in the Fund’s Articles Supplementary attached as Appendix B to the SAI.

General

Under its Charter, the Fund is authorized to issue shares of preferred stock, with rights as determined by the Board of Directors, without the approval of the holders of Common Shares. The AMPS will have a liquidation preference of $25,000 per share, plus an amount equal to accumulated but unpaid dividends (whether or not earned or declared). The AMPS will rank on a parity with the shares of any other series of preferred stock of the Fund, as to the payment of dividends and the distribution of assets upon liquidation. The AMPS carry one vote per share on all matters on which such shares are entitled to vote. The AMPS, when issued by the Fund and paid for pursuant to the terms of this prospectus, will be fully paid and non-assessable and will have no preemptive, exchange or conversion rights.

Any AMPS repurchased or redeemed by the Fund will be classified as authorized and unissued AMPS. The Board of Directors may by resolution classify or reclassify any authorized and unissued AMPS from time to time by setting or changing the preferences, rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares.

The AMPS will not be subject to any sinking fund, but will be subject to mandatory redemption under certain circumstances described below.

Dividends and Auction Periods

General.    The following is a general description of dividends and auction periods for the AMPS. The initial period for the AMPS will be          days and the dividend rate for this period will be     %. Subsequent auction periods will be seven days, and the dividend rate will be determined by auction. The Fund, subject to certain conditions, may change the length of subsequent auction periods by designating them as flexible auction periods. See “Designation of Flexible Auction Periods” below.

Dividend Payment Dates.    Dividends on the AMPS will be payable, when, as and if declared by the Board of Directors, out of legally available funds in accordance with the Fund’s Charter and applicable law. Dividends generally will be payable on the next business day after an auction period. In addition, the Fund may specify different dividend payment dates for any flexible auction period of more than 7 days and less than 92 days. If the flexible auction period has more than 91 days, the dividend payment date will be monthly on the first business day of each calendar month and on the first business day after the end of the flexible auction period.

If a dividend payment date is not a business day because the NYSE is closed for business due to an act of God, natural disaster, act of war, civil or military disturbance, act of terrorism, sabotage, riots or a loss or malfunction of utilities or communications services, or the dividend payable on such date cannot be paid for any such reason, then:

•

the dividend payment date for the affected auction period will be the first business day thereafter on which the NYSE is open for business or, if the NYSE is closed for more than three consecutive business days for such reason, the first business day on which the Fund and its paying agent, if any, are able to cause the dividend to be paid using their reasonable best efforts;

•	the affected auction period will end on the day it would have ended had such event not occurred and the dividend payment date had remained the scheduled date; and

•	the next auction period will begin and end on the dates on which it would have begun and ended had such event not occurred and the dividend payment date remained the scheduled date.

Dividends will be paid through the Securities Depository on each dividend payment date.    The dividend payment date will normally be the first business day after the auction period ends. The Securities Depository, in accordance with its current procedures, is expected to distribute dividends received from the auction agent in same-day funds on each dividend payment date to agent members (members of the Securities Depository that will act on behalf of existing or potential holders of AMPS). These agent members are in turn expected to distribute such dividends to the persons for whom they are acting as agents. Each of the current broker-dealers has indicated to the Fund that dividend payments will be available in same-day funds on each dividend payment date to customers that use a broker-dealer or a broker-dealer’s designee as agent member.

Calculation of Dividend Payment.    The Fund computes the dividends per share payable on shares of AMPS by multiplying the applicable rate in effect by a fraction. The numerator of this fraction will normally be seven (i.e., the number of days in the auction period or partial auction period that the AMPS are outstanding) and the denominator will normally be 360. In either case, this rate is then multiplied by $25,000 to arrive at the dividends per share.

Dividends on the AMPS will accumulate from the date of their original issue, which is             , 2007. For each auction period after the initial period, the dividend rate will be the dividend rate determined at auction. The dividend rate that results from an auction will not be greater than the Maximum Rate described below.

Determination of Maximum Rate.    The Maximum Rate for any auction period for the AMPS will generally be determined by reference to a specified percentage of the Index (as defined below) or a specified spread over the Index. The Maximum Rate for an auction period is based on the rating of the AMPS in effect at the close of business on the business day preceding the auction date. The “Index” is the applicable LIBOR Rate (for an auction period or of 35 days or less), or the rate on United States Treasury Securities having a maturity which most closely approximates the length of the auction period (for a flexible auction period of more than 35 days). In the case of a flexible auction period, the Index will be specified by the Fund in the notice of the flexible auction period for such period. The applicable percentage and the applicable spread will be determined based on the lower of the credit rating or ratings assigned to the AMPS by Moody’s and S&P. If Moody’s and S&P or both do not make such rating available, the Maximum Rate will be determined by reference to equivalent ratings issued by a substitute rating agency. The applicable spread and the applicable percentage as so determined will be further subject to upward but not downward adjustment in the discretion of the Board of Directors after consultation with the broker-dealers, provided that immediately following any such increase the Fund would be in compliance with the Preferred Shares Basic Maintenance Amount (as defined in “—Rating Agency Guidelines” below). The Fund shall take all reasonable action necessary to enable either Moody’s or S&P to provide a rating for the AMPS. If neither Moody’s nor S&P shall make such rating available, the rate shall be determined by reference to equivalent ratings issued by a substitute rating agency. The applicable percentage for a series of AMPS is determined on the day that a notice of a flexible auction period is delivered if the notice specifies a Maximum Rate for a flexible auction period.

Credit Ratings for the AMPS		Applicable Percentage	Applicable Spread
Moody’s	S&P
Aaa	AAA	125%	125 bps
Aa3 to Aa1	AA- to AA+	150%	150 bps
A3 to A1	A- to A+	200%	200 bps
Baa3 to Baa1	BBB- to BBB+	250%	250 bps
Ba1 and below	BB+ and below	300%	300 bps

Assuming the Fund maintains an Aaa/AAA rating on the AMPS, the practical effect of the different methods used to calculate the Maximum Rate is shown in the table below:

Index	Maximum Rate Using the Applicable Percentage	Maximum Rate Using the Applicable Spread	Method Used to Determine the Maximum Rate
1%	1.25%	2.25%	Spread
2%	2.50%	3.25%	Spread
3%	3.75%	4.25%	Spread
4%	5.00%	5.25%	Spread
5%	6.25%	6.25%	Either
6%	7.50%	7.25%	Percentage

Prior to each dividend payment date, the Fund is required to deposit with the auction agent sufficient funds for the payment of declared dividends. The failure to make such deposit may result in the cancellation of any auction, and the dividend rate will be the Maximum Rate until such failure to deposit is cured or, if not timely cured, a non-payment rate of 300% of the Index. The Fund does not intend to establish any reserves for the payment of dividends.

Restrictions on Dividends and Other Distributions.    Under the 1940 Act, the Fund may not (i) declare any dividend with respect to the AMPS if, at the time of such declaration (and after giving effect thereto), asset coverage with respect to any Borrowings of the Fund that are senior securities representing indebtedness (as defined in the 1940 Act) would be less than 200% (or such other percentage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities representing indebtedness of a closed-end investment company as a condition of declaring dividends on its preferred stock) or (ii) declare any other distribution on the AMPS or purchase or redeem any AMPS if, at the time of the declaration (and after giving effect thereto), asset coverage with respect to the Fund’s senior securities representing indebtedness would be less than 300% (or such other percentage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities representing indebtedness of a closed-end investment company as a condition of declaring distributions on or effecting purchases or redemptions of any class of its capital stock). “Senior securities representing indebtedness” generally means any bond, debenture, note or similar obligation or instrument constituting a security (other than shares of common stock) and evidencing indebtedness and could include the Fund’s obligations under any Borrowings. For purposes of determining asset coverage for senior securities representing indebtedness in connection with the payment of dividends or other distributions on or purchases or redemptions of stock, the term “senior security” does not include any promissory note or other evidence of indebtedness issued in consideration of any loan, extension or renewal thereof, made by a bank or other person and privately arranged, and not intended to be publicly distributed. The term “senior security” also does not include any such promissory note or other evidence of indebtedness in any case where such a loan is for temporary purposes only and in an amount not exceeding 5% of the value of the total assets of the Fund at the time the loan is made; a loan is presumed under the 1940 Act to be for temporary purposes if it is repaid within 60 days and is not extended or renewed; otherwise it is presumed not to be for temporary purposes. For purposes of determining whether the 200% and 300% asset coverage requirements described above apply in connection with dividends or distributions on or purchases or redemptions of any AMPS, such asset coverages may be calculated on the basis of values calculated as of a time within 48 hours (not including Sundays or holidays) next preceding the time of the applicable determination.

In addition, a declaration of a dividend or other distribution on or purchase or redemption of any AMPS may be prohibited under the terms of any Borrowings.

While the AMPS are outstanding, the Fund generally may not declare, pay or set apart for payment any dividend or other distribution in respect of its Common Shares. In addition, the Fund may not call for redemption or redeem any of its Common Shares. However, the Fund is not confined by the above restrictions if:

•

in the case of the Moody’s coverage requirements, immediately after such transaction, the aggregate Moody’s Coverage Value (i.e., the aggregate value of the Fund’s portfolio discounted according to Moody’s criteria) would be equal to or greater than the Preferred Shares Basic Maintenance Amount (i.e., the amount necessary to pay all outstanding obligations of the Fund with respect to the AMPS, any preferred stock outstanding, expenses for the next 90 days and any other liabilities of the Fund) (see “—Rating Agency Guidelines” below);

•

in the case of S&P’s coverage requirements, immediately after such transaction, the aggregate S&P value (i.e., the aggregate value of the Fund’s portfolio discounted according to S&P criteria) would be equal to or greater than the Preferred Shares Basic Maintenance Amount;

•	immediately after such transaction, the 1940 Act Preferred Shares Asset Coverage (as defined in this prospectus under “—Rating Agency Guidelines” below) is met;

•

full cumulative dividends on the AMPS due on or prior to the date of the transaction have been declared and paid or shall have been declared and sufficient funds for the payment thereof deposited with the auction agent; and

•	the Fund has redeemed the full number of the AMPS required to be redeemed by any provision for mandatory redemption contained in the Articles Supplementary.

The Fund generally will not declare, pay or set apart for payment any dividend on any shares of the Fund ranking as to the payment of dividends on a parity with the AMPS unless the Fund has declared and paid or contemporaneously declares and pays full cumulative dividends on the AMPS through its most recent dividend payment date. However, when the Fund has not paid dividends in full on the AMPS through the most recent dividend payment date or upon any shares of the Fund ranking, as to the payment of dividends, on a parity with the AMPS through their most recent respective dividend payment dates, the amount of dividends declared per share on the AMPS and such other class or series of shares will in all cases bear to each other the same ratio that accumulated dividends per share on the AMPS and such other class or series of shares bear to each other.

Designation of Flexible Auction Periods.    The Fund may, in certain situations, declare a flexible auction period. Prior to declaring a flexible auction period, the Fund will give notice (a “notice of flexible auction period”) to the auction agent and to each broker-dealer. The notice will state that the next succeeding auction period for the AMPS will be a number of days (other than seven) evenly divisible by seven as specified in such notice and not more than five years long. The flexible auction period declared by the Fund will not take effect unless sufficient clearing bids exist at the auction on the auction date for such new flexible auction period. In addition, full cumulative dividends, any amounts due with respect to mandatory redemptions and any additional dividends payable prior to such date must be paid in full or deposited with the auction agent. The Fund also must have received confirmation from Moody’s and S&P or any substitute rating agency that the proposed flexible auction period will not adversely affect such agency’s then-current rating on the AMPS and the lead broker-dealer designated by the Fund, initially Merrill Lynch, must not have objected to declaration of a flexible auction period. A notice of flexible auction period also will specify whether the shares of the AMPS will be subject to optional redemption during such flexible auction period and, if so, the redemption, premium, if any, required to be paid by the Fund in connection with such optional redemption.

Voting Rights

Except as noted below, the Fund’s Common Shares and the AMPS (and other outstanding preferred stock) have equal voting rights of one vote per share and vote together as a single class. In elections of Directors, the holders of the AMPS (and other outstanding preferred stock), as a separate class, vote to elect two Directors, and the holders of the Common Shares and holders of AMPS (and other outstanding preferred stock) vote together as a single class to elect the remaining Directors. In addition, during any period (“Voting Period”) in which the Fund has not paid dividends on the AMPS (and other outstanding preferred stock) in an amount equal to two full years dividends, the holders of the AMPS (and other outstanding preferred stock), voting together as a single class, are entitled to elect (in addition to the two Directors described above) the smallest number of additional Directors as is necessary to ensure that a majority of the Directors has been elected by the holders of the AMPS (and other outstanding preferred stock). The holders of AMPS (and other outstanding preferred stock) will continue to have these rights until all dividends in arrears have been paid or otherwise provided for.

In an instance when the Fund has not paid dividends as set forth in the immediately preceding paragraph, the terms of office of all persons who are Directors of the Fund at the time of the commencement of a Voting Period will continue, notwithstanding the election by the holders of the AMPS (and other outstanding preferred stock) of the number of Directors that such holders are entitled to elect. The persons elected by the holders of the AMPS (and other outstanding preferred stock), together with the incumbent Directors, will constitute the duly elected Directors of the Fund. When all dividends in arrears on the AMPS (and other outstanding preferred stock) have been paid or provided for, the terms of office of the additional Directors elected by the holders of the AMPS (and other outstanding preferred stock) will terminate.

So long as any of the AMPS (and other outstanding preferred stock) are outstanding, the Fund will not, without the affirmative vote of the holders of a majority of the outstanding AMPS (and other outstanding preferred stock), (i) institute any proceedings to be adjudicated bankrupt or insolvent, or consent to the institution of bankruptcy or insolvency proceedings against it, or file a petition seeking or consenting to reorganization or relief under any applicable Federal or state law relating to bankruptcy or insolvency, or consent to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Fund or a substantial part of its property, or make any assignment for the benefit of creditors, or, except as may be required by applicable law, admit in writing its inability to pay its debts generally as they become due or take any corporate action in furtherance of any such action; (ii) create, incur or suffer to exist, or agree to create, incur or suffer to exist, or consent to cause or permit in the future (upon the happening of a contingency or otherwise) the creation, incurrence or existence of any material lien, mortgage, pledge, charge, security interest, security agreement, conditional sale or trust receipt or other material encumbrance of any kind upon any of the Fund’s assets as a whole, except (A) liens the validity of which are being contested in good faith by appropriate proceedings, (B) liens for taxes that are not then due and payable or that can be paid thereafter without penalty, (C) liens, pledges, charges, security interests, security agreements or other encumbrances arising in connection with any indebtedness senior to the AMPS (and other outstanding preferred stock), (D) liens, pledges, charges, security interests, security agreements or other encumbrances arising in connection with any indebtedness permitted under clause (iii) below and (E) liens to secure payment for services rendered including, without limitation, services rendered by the Fund’s dividend paying agent and the auction agent; or (iii) create, authorize, issue, incur or suffer to exist any indebtedness for borrowed money or any direct or indirect guarantee of such indebtedness for borrowed money, except the Fund may borrow as may be permitted by the Fund’s investment restrictions; provided, however, that transfers of assets by the Fund subject to an obligation to repurchase will not be deemed to be indebtedness for purposes of this provision to the extent that after any such transaction the Fund has eligible assets with an aggregate discounted value at least equal to the Preferred Shares Basic Maintenance Amount as of the immediately preceding valuation date.

In addition, the affirmative vote of the holders of a majority, as defined in the 1940 Act, of the outstanding AMPS (together with other outstanding preferred stock) shall be required to approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of security holders of the Fund under Section 13(a) of the 1940 Act, including, among other things, changes in the Fund’s fundamental investment restrictions described under “Investment Restrictions” in the SAI and changes in the Fund’s subclassification as a closed-end investment company.

The affirmative vote of the holders of a majority of the outstanding shares, as defined in the 1940 Act, of preferred stock of any series, voting separately from any other series, will be required with respect to any matter that materially and adversely affects the rights, preferences or powers of that series in a manner different from that of other series or classes of the Fund’s shares of capital stock. For purposes of the foregoing, no matter will be deemed to adversely affect any right, preference or power unless such matter (i) alters or abolishes any preferential right of such series; (ii) creates, alters or abolishes any right in respect of redemption of such series; or (iii) creates or alters (other than to abolish) any restriction on transfer applicable to such series. The vote of holders of any series described in this paragraph will in each case be in addition to a separate vote of the requisite percentage of Common Shares and/or preferred stock necessary to authorize the action in question.

The Common Shares and the AMPS (and other outstanding preferred stock) also will vote separately to the extent otherwise required under Maryland law or the 1940 Act as in effect from time to time. The class votes of holders of the AMPS (and other outstanding preferred stock) described above will in each case be in addition to any separate vote of the requisite percentage of Common Shares and the AMPS (and other outstanding preferred stock), voting together as a single class, necessary to authorize the action in question.

For purpose of any right of the holders of the AMPS to vote on any matter, whether the right is created by the Charter, by statute or otherwise, a holder of AMPS is not entitled to vote and the AMPS will not be deemed to be outstanding for the purpose of voting or determining the number of the AMPS required to constitute a quorum, if prior to or concurrently with a determination of the AMPS entitled to vote or of the AMPS deemed outstanding for quorum purposes, as the case may be, a notice of redemption was given in respect of those AMPS and sufficient Deposit Securities (as defined in the SAI) for the redemption of those AMPS were deposited.

Rating Agency Guidelines

The Fund is required under S&P and Moody’s guidelines to maintain assets having in the aggregate a discounted value at least equal to the Preferred Shares Basic Maintenance Amount (as defined below). S&P and Moody’s have each established separate guidelines for determining discounted value. To the extent any particular portfolio holding does not satisfy the applicable rating agency’s guidelines, all or a portion of such holding’s value will not be included in the calculation of discounted value (as defined by the rating agency). The S&P and Moody’s guidelines also impose certain diversification requirements on the Fund’s overall portfolio. The “Preferred Shares Basic Maintenance Amount” includes the sum of (i) the aggregate liquidation preference of the AMPS (and other preferred stock) then outstanding (plus accrued and projected dividends), (ii) the total principal of any senior debt, (iii) certain Fund expenses and (iv) certain other current liabilities.

The Fund also is required under rating agency guidelines to maintain, with respect to the AMPS, as of the last business day of each month in which the AMPS are outstanding, asset coverage of at least 200% with respect to senior securities that are stock of the Fund, including the AMPS and other outstanding preferred stock (or such other asset coverage as may in the future be specified in or under the 1940 Act as the minimum asset coverage for senior securities that are shares of a closed-end investment company as a condition of declaring dividends on its Common Shares) (“1940 Act Preferred Shares Asset Coverage”). S&P and Moody’s have agreed that the auditors must certify once per year the asset coverage test. Based on the Fund’s assets and liabilities as of August 31, 2007 and assuming the issuance of all the AMPS offered hereby and the use of the proceeds as intended, the 1940 Act Preferred Shares Asset Coverage with respect to the AMPS would be computed as follows:

Value of Fund assets less liabilities not constituting senior securities	=	$554,847,130	=	616%
Senior securities representing indebtedness plus liquidation value of the AMPS		$90,000,000

If the Fund does not timely cure a failure to maintain (1) a discounted value of its portfolio equal to the Preferred Shares Basic Maintenance Amount or (2) the 1940 Act Preferred Shares Asset Coverage, in each case in accordance with the requirements of the rating agency or agencies then rating the AMPS, the Fund will be required to redeem the AMPS as described below under “—Redemption—Mandatory Redemption.”

The Fund may, but is not required to, adopt any modifications to the guidelines that may hereafter be established by S&P or Moody’s. Failure to adopt any such modifications, however, may result in a change or a withdrawal of the ratings altogether. In addition, any rating agency providing a rating for the AMPS may, at any time, change or withdraw any such rating. The Board of Directors may, without stockholder approval, amend, alter, add to or repeal any or all of the definitions and related provisions that have been adopted by the Fund pursuant to the rating agency guidelines in the event the Fund receives written confirmation from S&P or Moody’s, or both, as appropriate, that any such change would not impair the ratings then assigned by S&P and Moody’s to the AMPS.

The Board of Directors may amend the definition of Maximum Rate to increase the percentage amount by which the Index is multiplied, or the percentage spread added to the Index, to determine the Maximum Rate without the vote or consent of the holders of AMPS or any other stockholder of the Fund, but only with confirmation from each rating agency, and after consultation with the broker-dealers, provided that immediately following any such increase the Fund could meet the Preferred Shares Basic Maintenance Amount.

As described by S&P and Moody’s, the AMPS rating is an assessment of the capacity and willingness of the Fund to pay the AMPS’ obligations. The ratings on the AMPS are not recommendations to purchase, hold or sell the AMPS, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The rating agency guidelines also do not address the likelihood that an owner of the AMPS will be able to sell such shares in an auction or otherwise. The ratings are based on current information furnished to S&P and Moody’s by the Fund and the Investment Manager and information obtained from other sources. The ratings may be changed, suspended or withdrawn as a result of changes in, or the unavailability of, such information.

The rating agency guidelines will apply to the AMPS only so long as such rating agency is rating these shares. The Fund will pay fees to S&P and Moody’s for rating the AMPS.

Redemption

Mandatory Redemption.    If the Fund does not timely cure a failure to (1) maintain a discounted value of its portfolio equal to the Preferred Shares Basic Maintenance Amount, (2) maintain the 1940 Act Preferred Shares Asset Coverage, or (3) file a required certificate related to asset coverage on time, the AMPS will be subject to mandatory redemption out of funds legally available therefor in accordance with the Articles Supplementary and applicable law, at the redemption price of $25,000 per share plus an amount equal to accumulated but unpaid dividends thereon (whether or not earned or declared) to (but not including) the date fixed for redemption. Any such redemption will be limited to the number of the AMPS necessary to restore the required discounted value or the 1940 Act Preferred Shares Asset Coverage, as the case may be. In determining the number of AMPS required to be redeemed in accordance with the foregoing, the Fund will allocate the number of shares required to be redeemed to satisfy the Preferred Shares Basic Maintenance Amount or the 1940 Act Preferred Shares Asset Coverage, as the case may be, pro rata among the AMPS of the Fund and any other preferred stock of the Fund, subject to redemption or retirement. If fewer than all outstanding shares of any series are, as a result, to be redeemed, the Fund may redeem such shares by lot or other method that it deems fair and equitable.

Optional Redemption.    The Fund, at its option, may redeem the shares of the AMPS, in whole or in part, out of funds legally available therefor. Any optional redemption will occur on any dividend payment date at the optional redemption price of $25,000 per share plus an amount equal to accumulated but unpaid dividends to the date fixed for redemption plus the premium, if any, specified in a special redemption provision. No shares of the AMPS may be redeemed if the redemption would cause the Fund to violate the 1940 Act or applicable law. The Fund has the authority to redeem its AMPS for any reason. The Fund will not make any optional redemption unless, after giving effect thereto, (i) the Fund has available certain deposit securities with maturities or tender dates not later than the day preceding the applicable redemption date and having a value not less than the amount (including any applicable premium) due to holders of the AMPS by reason of the redemption of the AMPS on such date fixed for the redemption and (ii) the Fund has eligible assets with an aggregate discounted value at least equal to the Preferred Shares Basic Maintenance Amount.

Notwithstanding the foregoing, AMPS may not be redeemed at the option of the Fund unless all dividends in arrears on the outstanding AMPS, and any other outstanding preferred stock, have been or are being contemporaneously paid or set aside for payment. This would not prevent the lawful purchase or exchange offer for AMPS made on the same terms to holders of all outstanding shares of preferred stock.

Liquidation

Subject to the rights of holders of any series or class or classes of shares ranking on a parity with the AMPS with respect to the distribution of assets upon liquidation of the Fund, upon a liquidation of the Fund, whether voluntary or involuntary, the holders of AMPS then outstanding will be entitled to receive and to be paid out of the assets of the Fund available for distribution to its stockholders, before any payment or distribution is made on the Common Shares, an amount equal to the liquidation preference with respect to such shares ($25,000 per share), plus an amount equal to all dividends thereon (whether or not earned or declared by the Fund, but excluding the interest thereon) accumulated but unpaid to and including the date of final distribution in same-day funds in connection with the liquidation of the Fund. After the payment to the holders of the AMPS of the full preferential amounts provided for as described herein, the holders of the AMPS as such will have no right or claim to any of the remaining assets of the Fund.

Neither the sale of all or substantially all the property or business of the Fund, nor the merger or consolidation of the Fund into or with any other entity nor the merger or consolidation of any other entity into or with the Fund, will be a liquidation, whether voluntary or involuntary, for the purposes of the foregoing paragraph.

THE AUCTION

General

The Articles Supplementary provide that, except as otherwise described in this prospectus, the applicable rate for the AMPS for each auction period after the initial period will be the rate that results from an auction conducted as set forth in the Articles Supplementary and summarized below. In such an auction, persons determine to hold or offer to sell or, based on dividend rates bid by them, offer to purchase or sell the AMPS. See the “Auction Procedures” attached hereto as Appendix A for a more complete description of the auction process.

Auction Agency Agreement.    The Fund will enter into an auction agency agreement with the auction agent (initially, The Bank of New York) which provides, among other things, that the auction agent will follow the auction procedures to determine the applicable rate for the AMPS, so long as the applicable rate for the AMPS is to be based on the results of an auction.

The auction agent may terminate the auction agency agreement upon notice to the Fund no earlier than 60 days after the delivery of such notice. If the auction agent should resign, the Fund will use its best efforts to enter into an agreement with a successor auction agent containing substantially the same terms and conditions as the auction agency agreement. The Fund may remove the auction agent provided that, prior to such removal, the Fund has entered into such an agreement with a successor auction agent.

Broker-Dealer Agreements.    Each auction requires the participation of one or more broker-dealers. The auction agent will enter into agreements with the Fund and several broker-dealers selected by the Fund, which provide for the participation of those broker-dealers in auctions for the AMPS.

The auction agent will pay to each broker-dealer after each auction, from funds provided by the Fund, a service charge at the annual rate of 0.25% in the case of any auction before an auction period of 364 days or less, or a percentage agreed to by the Fund and the broker-dealers, in the case of any auction before an auction period of 365 days or longer, of the purchase price of AMPS placed by a broker-dealer at the auction.

The Fund may request the auction agent to terminate one or more broker-dealer agreements at any time upon five days’ notice, provided that at least one broker-dealer agreement is in effect after termination of any agreement.

Role of Broker-Dealers

Broker-dealers have been appointed by the Fund to serve as dealers in the auctions for the AMPS and are paid by the Fund for their services.

A broker-dealer is designated in the broker-dealer agreement as the broker-dealer to contact existing holders of AMPS and potential holders of AMPS and solicit bids for the AMPS. The broker-dealer may share a portion of such fees with other dealers that submit orders through it that are filled in the auction.

Bidding by Broker-Dealer

Each broker-dealer is permitted, but not obligated, to submit orders in auctions for its own account either as a buyer or seller and routinely does so in the auction rate securities market in its sole discretion. If a broker-dealer submits an order for its own account, it would have an advantage over other bidders because such broker-dealer would have knowledge of the other orders placed through it in that auction and thus, could determine the rate and size of its order so as to increase the likelihood that (i) its order will be accepted in the auction and (ii) the auction will clear at a particular rate. For this reason, and because each broker-dealer is appointed and paid by the Fund to serve as a broker-dealer in the auction, a broker-dealer’s interests in serving as broker-dealer in an auction may differ from those of existing holders and potential holders who participate in auctions. See “—Role of Broker-Dealer.” A broker-dealer would not have knowledge of orders submitted to the auction agent by any other firm that is, or may in the future be, appointed to accept orders pursuant to a broker-dealer agreement.

Where a broker-dealer is the only broker-dealer appointed by the Fund to serve as broker-dealer in the auction, it would be the only broker-dealer that submits orders to the auction agent in that auction. As a result, in such circumstances, the broker-dealer could discern the clearing rate before the orders are submitted to the auction agent and set the clearing rate with its order.

Each broker-dealer may place bids in auctions, including auctions for securities other than the AMPS, for its own account to acquire securities for its inventory to prevent an “auction failure” (which occurs if there is a lack of sufficient clearing bids and results in the dividend rate being set at the Maximum Rate), or to prevent an auction from clearing at a rate that the broker-dealer believes does not reflect the market for such securities. Each broker-dealer may place one or more bids in an auction to prevent an auction failure or to prevent auctions from clearing at a rate that the broker-dealer believes does not reflect the market for the AMPS. Each broker-dealer may place such bids even after obtaining knowledge of some or all of the other orders submitted through it. When bidding in an auction for its own account, the broker-dealer may also bid inside or outside the range of rates that it posts in its price talk. See “—Price Talk.”

Each broker-dealer routinely encourages bidding by others in auctions for which it serves as broker-dealer, including auctions for securities other than the AMPS. Each broker-dealer also may encourage bidding by others in auctions, including to prevent an auction failure or an auction from clearing at a rate that the broker-dealer believes does not reflect the market for the AMPS. A broker-dealer may encourage such bids even after obtaining knowledge of some or all of the other orders submitted through it.

Bids by any broker-dealer or by those it may encourage to place bids are likely to affect (i) the Maximum Rate—including preventing the dividend rate from being set at the Maximum Rate or otherwise causing bidders to receive a lower dividend rate than they might have received had the broker-dealer not bid or not encouraged others to bid, and (ii) the allocation of the AMPS being auctioned—including displacing some bidders who may have their bids rejected or receive fewer AMPS than they would have received if such broker-dealer had not bid or encouraged others to bid. Because of these practices, the fact that an auction clears successfully does not mean that an investment in the AMPS involves no significant liquidity or credit risk. A broker-dealer is not obligated to continue to place such bids or to continue to encourage other bidders to do so in any particular auction to prevent an auction failure or an auction from clearing at a dividend rate such broker-dealer believes does not reflect the market for the AMPS. Investors should not assume that such broker-dealer will place bids or encourage others to do so or that auction failures will not occur. Investors should also be aware that bids by a broker-dealer or by those it may encourage to place bids may cause lower dividend rates to occur.

The statements herein regarding bidding by a broker-dealer apply only to a broker-dealer’s auction desk and any other business units of the broker-dealer that are not separated from the auction desk by an information barrier designed to limit inappropriate dissemination of bidding information.

In any particular auction, if all outstanding AMPS are the subject of submitted hold orders, the dividend rate for the next succeeding distribution period will be the all-hold-rate (such a situation is called an “all hold auction”). If the broker-dealer holds any AMPS for its own account on an auction date, such broker-dealer may submit a sell order into the auction with respect to such AMPS, which would prevent that auction from being an all hold auction. Such broker-dealer may, but is not obligated to, submit bids for its own accounts in that same auction, as set forth above.

“Price Talk”

Before the start of an auction, each broker-dealer, in its discretion, may make available to its customers who are existing holders and potential holders of the AMPS such broker-dealer’s good faith judgment of the range of likely clearing dividend rates for the auction based on market and other information. This is known as “price talk.” Price talk is not a guaranty that the dividend rate established through the auction will be within the price talk, and existing holders and potential holders are free to use it or ignore it. A broker-dealer may occasionally update and change the price talk based on changes in the Fund’s credit quality or macroeconomic factors that are likely to result in a change in dividend rate levels, such as an announcement by the Federal Reserve Board of a change in the Federal Funds rate or an announcement by the Bureau of Labor Statistics of unemployment numbers. Potential holders should confirm with the broker-dealer the manner by which the broker-dealer will communicate price talk and any changes to price talk.

“All-or-Nothing” Bids

Broker-dealers do not accept “all-or-nothing” bids (i.e., bids whereby the bidder proposes to reject an allocation smaller than the entire quantity bid) or any other type of bid that allows the bidder to avoid auction procedures that require the pro rata allocation of AMPS where there are not sufficient sell orders to fill all bids at the clearing dividend rate.

No Assurances Regarding Auction Outcomes

Broker-dealers provide no assurance as to the outcome of any auction. The broker-dealers also do not provide any assurance that any bid will be successful, in whole or in part, or that the auction will clear at a dividend rate that a bidder considers acceptable. Bids may be only partially filled, or not filled at all, and the dividend rate on any AMPS purchased or retained in the auction may be lower than the market rate for similar investments.

A broker-dealer will not agree before an auction to buy AMPS from or sell AMPS to a customer after the auction.

Deadlines

Each particular auction has a formal deadline by which all bids must be submitted by each broker-dealer to the auction agent. This deadline is called the “submission deadline.” To provide sufficient time to process and submit customer bids to the auction agent before the submission deadline, each broker-dealer imposes an earlier deadline—called the “internal submission deadline”—by which bidders must submit bids to such broker-dealer. The internal submission deadline is subject to change by the broker-dealer. Potential holders should consult with the broker-dealer as to its internal submission deadline. A broker-dealer may allow for correction of clerical errors after the internal submission deadline and the submission deadline but prior to the auction’s error correction deadline. A broker-dealer may submit bids for its own account at any time until the submission deadline. After the submission deadline has passed, any bid that has been submitted by a broker-dealer to the auction agent, either on behalf of the beneficial owner or potential owner or for the broker-dealer’s own account, shall become irrevocable, except that the auction agent may allow for the correction of clerical errors after the submission deadline but prior to the announcement of the auction results.

Existing Holder’s Ability to Resell Auction Market Preferred Securities May Be Limited

An existing owner may sell, transfer or dispose of AMPS only in an auction, pursuant to a bid or sell order in accordance with the auction procedures, or outside an auction, to or through a broker-dealer.

Existing holders will be able to sell all of the AMPS that are the subject of their submitted sell orders only if there are bidders willing to purchase all those AMPS in the auction. If sufficient clearing bids have not been made, existing holders that have submitted sell orders will not be able to sell in the auction all, and may not be able to sell any, of the AMPS subject to such submitted sell orders. As discussed above (see “—Bidding by Broker-Dealer”), a broker-dealer may submit a bid in an auction to avoid an auction failure, but it is not obligated to do so. There may not always be enough bidders to prevent an auction failure in the absence of a broker-dealer bidding in the auction for its own account or encouraging others to bid. Therefore, auction failures are possible, especially if the credit quality of the AMPS were to deteriorate, if a market disruption were to occur or if, for any reason, each broker-dealer were unable or unwilling to bid.

Between auctions, there can be no assurance that a secondary market for the AMPS will develop or, if it does develop, that it will provide existing holders the ability to resell the AMPS on the terms or at the times desired by an existing holder. Each broker-dealer, in its own discretion, may decide to buy or sell the AMPS in the secondary market for its own account from or to investors at any time and at any price, including at prices equivalent to, below, or above par for the AMPS. However, a broker-dealer is not obligated to make a market in the AMPS and may discontinue trading in the AMPS without notice for any reason at any time. Existing holders who resell between auctions may receive an amount less than par, depending on market conditions.

If an existing owner purchased AMPS through a dealer which is not a broker-dealer for the AMPS, such existing owner’s ability to sell its AMPS may be affected by the continued ability of its dealer to transact trades for the AMPS through the broker-dealer. The ability to resell the AMPS (whether during or between auctions) will depend on various factors affecting the market for the AMPS, including news relating to the AMPS, the Fund or the Investment Manager, the attractiveness of alternative investments, investor demand for short term securities, the perceived risk of owning the AMPS (whether related to credit, liquidity or any other risk), the tax or accounting treatment accorded the AMPS (including U.S. generally accepted accounting principles as they apply to the accounting treatment of auction rate securities), reactions of market participants to regulatory actions (such as those described in “—Securities and Exchange Commission Settlements” below) or press reports, financial reporting cycles and market conditions generally. Demand for the AMPS may change without warning, and declines in demand may be short-lived or continue for longer periods.

Resignation of the Auction Agent or the Broker-Dealer Could Impact the Ability to Hold Auctions

The auction agency agreement provides that the auction agent may resign from its duties as auction agent by giving at least 30 days’ notice to the Fund if amounts due to it have not been paid. The auction agent may also elect to terminate the auction agency agreement upon at least 60 days’ prior notice to the Fund for any reason. The broker-dealer agreements provide that a broker-dealer thereunder may terminate such agreement upon five days’ written notice and does not require, as a condition to the effectiveness of such termination, that a replacement broker-dealer be in place. For any auction period during which there is no duly appointed auction agent or broker-dealer, it will not be possible to hold auctions, with the result that the dividend rate on the AMPS will be determined as described in the Fund’s SAI.

Securities and Exchange Commission Settlements

On May 31, 2006, the Securities and Exchange Commission announced that it had settled its investigation of fifteen firms, including Merrill Lynch and Wachovia Capital Markets, LLC, that participate in the auction rate securities market regarding their respective practices and procedures in this market. The Securities and Exchange Commission alleged in the settlement that the firms had managed auctions for auction rate securities in which they participated in ways that were not adequately disclosed or that did not conform to disclosed auction procedures. As part of the settlement, Merrill Lynch and Wachovia Capital Markets, LLC each agreed to pay civil penalties. In addition, each Settlement Broker-Dealer, without admitting or denying the Securities and Exchange Commission’s allegations, agreed to provide to customers written descriptions of its material auction practices and procedures, and to implement procedures reasonably designed to detect and prevent any failures by such Settlement Broker-Dealer to conduct the auction process in accordance with disclosed procedures. Each Settlement Broker-Dealer can offer no assurance as to how the settlement may affect the market for the AMPS.

In addition, on January 9, 2007 the Securities and Exchange Commission announced that it had settled its investigation of three banks, including The Bank of New York, that participate as auction agents in the auction rate securities market, regarding their respective practices and procedures in this market. The Securities and Exchange Commission alleged in the settlement that the Settlement Auction Agents allowed broker-dealers in auctions to submit bids or revise bids after the submission deadlines and allowed broker-dealers to intervene in auctions in ways that affected the rates paid on the auction rate securities. As part of the settlement, the Settlement Auction Agents agreed to pay civil penalties. In addition, each Settlement Auction Agent, without admitting or denying the Securities and Exchange Commission’s allegations, agreed to provide to broker-dealers and issuers written descriptions of its material auction practices and procedures and to implement procedures reasonably designed to detect and prevent any failures by that Settlement Auction Agent to conduct the auction process in accordance with disclosed procedures. No assurance can be offered as to how the settlement may affect the market for auction rate securities or the AMPS.

Auction Procedures

Unless otherwise permitted by the Fund, investors may only participate in auctions through their broker-dealers. The process for determining the dividend rate on the AMPS is summarized below and more fully set forth in the “Auction Procedures” attached hereto as Appendix A. Each setting of a dividend rate is referred to as an “auction.”

Prior to the submission deadline on each auction date for the AMPS, each customer of a broker-dealer who is listed on the records of that broker-dealer (or, if applicable, the auction agent) as a beneficial owner of the AMPS may submit the following types of orders with respect to the AMPS to that broker-dealer:

Hold Order—indicating its desire to hold the AMPS without regard to the applicable rate for the next auction period.

Bid—indicating its desire to sell the indicated number of AMPS at $25,000 per share if the applicable rate for the AMPS for the next auction period is less than the rate or spread specified in the bid.

Sell Order—indicating its desire to sell the AMPS at $25,000 per share without regard to the applicable rate for the AMPS for the next auction period.

A beneficial owner of the AMPS may submit different types of orders to its broker-dealer with respect to the AMPS then held by the beneficial owner. A beneficial owner that submits a bid to its broker-dealer having a rate higher than the Maximum Rate on the auction date will be treated as having submitted a sell order to its broker-dealer. A beneficial owner that fails to submit an order to its broker-dealer will ordinarily be deemed to have submitted a hold order to its broker-dealer. However, if a beneficial owner fails to submit an order for some or all of its shares to its broker-dealer for an auction when there is a conversion from a shorter auction period to a longer auction period, such beneficial owner will be deemed to have submitted a sell order for such shares to its broker-dealer. A beneficial owner that offers to become the beneficial owner of additional AMPS is, for the purposes of such offer, a potential holder as discussed below.

A potential holder is either a customer of a broker-dealer that is not a beneficial owner of the AMPS but that wishes to purchase the AMPS or a beneficial owner that wishes to purchase additional AMPS. A potential holder may submit bids to its broker-dealer in which it offers to purchase the AMPS at $25,000 per share if the applicable rate for the next auction period is not less than the rate specified in such bid. A bid placed by a potential holder specifying a rate higher than the Maximum Rate on the auction date will not be accepted.

The broker-dealers in turn will submit the orders of their respective customers who are beneficial owners and potential holders to the auction agent. They may designate themselves (unless otherwise prohibited by the Fund) as existing holders of the AMPS subject to orders submitted or deemed submitted to them by beneficial owners. They may designate themselves as potential holders of the AMPS subject to orders submitted to them by potential holders. However, neither the Fund nor the auction agent will be responsible for a broker-dealer’s failure to comply with these procedures. Any order placed with the auction agent by a broker-dealer as or on behalf of an existing holder or a potential holder will be treated the same way as an order placed with a broker-dealer by a beneficial owner or potential holder. Similarly, any failure by a broker-dealer to submit to the auction agent an order for any AMPS held by it or customers who are beneficial owners will be treated as a beneficial owner’s failure to submit to its broker-dealer an order in respect of the AMPS held by it. A broker-dealer may also submit orders to the auction agent for its own account as an existing holder or potential holder, provided it is not an affiliate of the Fund. If a broker-dealer submits an order for its own account in any auction, it may have knowledge of orders placed through it in that auction and therefore have an advantage over other bidders, but such broker-dealer would not have knowledge of orders submitted by other broker-dealers in that auction. As a result of bidding by the broker-dealer in an auction, the auction rate may be higher or lower than the rate that would have prevailed had the broker-dealer not bid.

There are sufficient clearing bids in an auction if the number of shares subject to bids submitted or deemed submitted to the auction agent by broker-dealers for potential holders with rates or spreads equal to or lower than the Maximum Rate is at least equal to or exceeds the sum of the number of AMPS subject to sell orders and the number of shares subject to bids specifying rates or spreads higher than the Maximum Rate for such shares submitted or deemed submitted to the auction agent by broker-dealers for existing holders. If there are sufficient clearing bids, the applicable rate for the AMPS for the next succeeding auction period thereof will be the lowest rate specified in the submitted bids which, taking into account such rate and all lower rates bid by broker-dealers as or on behalf of existing holders and potential holders, would result in existing holders and potential holders owning the AMPS available for purchase in the auction.

If there are not sufficient clearing bids, the applicable rate for the next auction period will be the Maximum Rate on the auction date. However, if the Fund has declared a flexible auction period and there are not sufficient clearing bids, the election of a flexible auction period will not be effective and the next auction period will be a seven-day auction period and the applicable rate for the next auction period will be the Maximum Rate. If there are not sufficient clearing bids, beneficial owners of the AMPS that have submitted or are deemed to have submitted sell orders may not be able to sell in the auction all shares subject to such sell orders. If all of the outstanding AMPS are the subject of submitted hold orders, then the auction period following the auction will automatically be a seven-day auction period and the applicable rate for that period will be 90% of the Index on the date of the applicable auction.

The auction procedures include a pro rata allocation of shares for purchase and sale, which may result in an existing holder continuing to hold or selling, or a potential holder purchasing, a number of AMPS that is different than the number of shares specified in its order. To the extent the allocation procedures have that result, broker-dealers that have designated themselves as existing holders or potential holders in respect of customer orders will be required to make appropriate pro rata allocations among their respective customers.

Settlement of purchases and sales will be made on the next business day (which is also a dividend payment date) after the auction date through the Securities Depository. Purchasers will make payment through their agent members in same-day funds to the Securities Depository against delivery to their respective agent members. The Securities Depository will make payment to the sellers’ agent members in accordance with the Securities Depository’s normal procedures, which now provide for payment against delivery by their agent members in same-day funds.

The auctions for the AMPS will normally be held every             , and each subsequent auction period will normally begin on the following             . If an auction date is not a business day because the NYSE is closed for business due to an act of God, natural disaster, act of war, civil or military disturbance, act of terrorism, sabotage, riots or a loss or malfunction of utilities or communications services, or the auction agent is not able to conduct an auction in accordance with the auction procedures for any such reason, then the applicable rate for the next auction period will be the applicable rate determined on the previous auction date.

The following is a simplified example of how a typical auction works. Assume that the Fund has 1,000 outstanding AMPS and three current holders. The three current holders and three potential holders submit orders through broker-dealers at the auction:

Current Holder A	Owns 500 shares, wants to sell all 500 shares if auction rate is less than 4.1%	Bid order 4.1% rate for all 500 shares

Current Holder B	Owns 300 shares, wants to hold	Hold order—will take the auction rate

Current Holder C	Owns 200 shares, wants to sell all 200 shares	Bid order of 3.9% rate for all 200 shares if auction rate is less than 3.9%

Potential Holder D	Wants to buy 200 shares	Places order to buy at or above 4.0%

Potential Holder E	Wants to buy 300 shares	Places order to buy at or above 3.9%

Potential Holder F	Wants to buy 200 shares	Places order to buy at or above 4.1%

The lowest dividend rate that will result in all 1,000 AMPS continuing to be held is 4.0% (the offer by potential holder D). Therefore, the dividend rate will be 4.0%. Current holders B and C will continue to own their shares. Current holder A will sell its shares because A’s dividend rate bid was higher than the dividend rate. Potential holder D will buy 200 shares and potential holder E will buy 300 shares because their bid rates were at or below the dividend rate. Potential holder F will not buy any shares because its bid rate was above the dividend rate.

Secondary Market Trading and Transfer of AMPS

The underwriters are not required to make a market in the AMPS. The broker-dealers (including the underwriters) may maintain a secondary trading market for outside of auctions, but they are not required to do so. There can be no assurance that a secondary trading market for the AMPS will develop or, if it does develop, that it will provide owners with liquidity of investment. The AMPS will not be registered on any stock exchange. Investors who purchase the AMPS in an auction for a flexible auction period in which the bid requirements, if any, do not require a bid to specify a spread, should note that because the dividend rate on such shares will be fixed for the length of such auction period, the value of such shares may fluctuate in response to the changes in interest rates, and may be more or less than their original cost if sold on the open market in advance of the next auction thereof, depending on market conditions. Investors who purchase shares in an auction for a flexible auction period in which the bid requirements require a bid to specify a spread should be aware that the value of their shares may also fluctuate and may be more or less than their original cost if sold in the open market in advance of the next auction, particularly if market spreads narrow or widen in a manner unfavorable to such purchaser’s position. In addition, a broker-dealer may, in its own discretion, decide to buy or sell AMPS in the secondary market for its own account to or from investors at any time and at any price, including at prices equivalent to, below or above the liquidation preference of the AMPS. Although broker-dealers buy and sell AMPS for their own accounts on the secondary market, they have no obligation to do so and may discontinue such trading at any time without notice.

You may sell, transfer, or otherwise dispose of the AMPS only in whole shares and only:

•	pursuant to a bid or sell order placed with the auction agent in accordance with the auction procedures;

•	to a broker-dealer; or

•

to such other persons as may be permitted by the Fund; provided, however, that (i) if you hold your AMPS in the name of a broker-dealer, a sale or transfer of your AMPS to that broker-dealer, or to another customer of that broker-dealer, will not be considered a sale or transfer for purposes of the foregoing if that broker-dealer remains the existing holder of the AMPS immediately after the transaction; and (ii) in the case of all transfers, other than through an auction, the broker-dealer (or other person, if the Fund permits) receiving the transfer will advise the auction agent of the transfer.

Further description of the auction procedures can be found in the Articles Supplementary.

DESCRIPTION OF COMMON SHARES

The Fund is authorized to issue 250,000,000 shares of Common Shares, par value $.001 per share. Common Shares are fully paid and non-assessable when issued and have no preemptive, conversion, exchange or redemption rights. Each Common Share has equal voting, dividend, distribution and liquidation rights. Whenever AMPS or any other preferred stock are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Fund unless all accrued dividends on the AMPS and other outstanding preferred stock have been paid, and unless the applicable asset coverage requirements under the 1940 Act would be at least 200% after giving effect to the distribution.

Under the rules of the NYSE applicable to listed companies, the Fund is required to hold an annual meeting of stockholders each year.

CERTAIN PROVISIONS OF THE CHARTER AND BY-LAWS

The Fund has provisions in its Charter and By-Laws that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure. Commencing with the first annual meeting of stockholders, the Board of Directors will be divided into three classes. At the annual meeting of stockholders in each year thereafter, the term of one class will expire and Directors will be elected to serve in that class for terms of three years. This provision could delay for up to two years the replacement of a majority of the Board of Directors. A Director may be removed from office only for cause and only by a vote of the holders of at least 75% of the outstanding shares of the Fund entitled to vote on the matter.

The affirmative vote of at least 75% of the entire Board of Directors is required to authorize the conversion of the Fund from a closed-end to an open-end investment company. Such conversion also requires the affirmative vote of the holders of at least 75% of Common Shares and the AMPS (and any other preferred stock) outstanding at the time, voting together as a single class, unless it is approved by a vote of at least 75% of the Continuing Directors (as defined below), in which event such conversion requires the approval of the holders of a majority of the votes entitled to be cast thereon by the stockholders of the Fund. A “Continuing Director” is any member of the Board of Directors of the Fund who (i) is not a person or affiliate of a person who enters or proposes to enter into a Business Combination (as defined below) with the Fund (an “Interested Party”) and (ii) who has been a member of the Board of Directors of the Fund for a period of at least 12 months, or has been a member of the Board of Directors since the Fund’s initial public offering of Common Shares, or is a successor of a Continuing Director who is unaffiliated with an Interested Party and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors of the Fund. The affirmative vote of at least 75% of the entire Board of Directors and at least 75% of the holders of Common Shares and the AMPS (and any other preferred stock) outstanding at the time, voting together as a single class, will be required to amend the Charter to change any of the provisions in this paragraph and the preceding paragraph.

The affirmative votes of at least 75% of the entire Board of Directors and the holders of at least (i) 80% of Common Shares and the AMPS (and any other preferred stock) outstanding at the time, voting as a single class, and (ii) in the case of a Business Combination (as defined below), 66 2/3% of Common Shares and the AMPS (and any other preferred stock) outstanding at the time, voting together as a single class, other than votes held by an Interested Party who is (or whose affiliate is) a party to a Business Combination (as defined below) or an affiliate or associate of the Interested Party, are required to authorize any of the following transactions:

(i) merger, consolidation or statutory share exchange of the Fund with or into any other entity;

(ii) issuance or transfer by the Fund (in one or a series of transactions in any 12-month period) of any securities of the Fund to any person or entity for cash, securities or other property (or combination thereof) having an aggregate fair market value of $1,000,000 or more, excluding (a) issuances or transfers of debt securities of the Fund, (b) sales of securities of the Fund in connection with a public offering, (c) issuances of securities of the Fund pursuant to a dividend reinvestment plan adopted by the Fund, (d) issuances of securities of the Fund upon the exercise of any stock subscription rights distributed by the Fund and (e) portfolio transactions effected by the Fund in the ordinary course of business;

(iii) sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Fund (in one or a series of transactions in any 12 month period) to or with any person or entity of any assets of the Fund having an aggregate fair market value of $1,000,000 or more except for portfolio transactions (including pledges of portfolio securities in connection with borrowings) effected by the Fund in the ordinary course of its business (transactions within clauses (i), (ii) and (iii) above being known individually as a “Business Combination”);

(iv) any voluntary liquidation or dissolution of the Fund or an amendment to the Fund’s Charter to terminate the Fund’s existence; or

(v) any stockholder proposal as to specific investment decisions made or to be made with respect to the Fund’s assets as to which stockholder approval is required under Federal or Maryland law.

However, the stockholder vote described above will not be required with respect to the foregoing transactions (other than those set forth in (v) above) if they are approved by a vote of at least 75% of the Continuing Directors (as defined above). In that case, if Maryland law requires stockholder approval, the affirmative vote of a majority of votes entitled to be cast thereon shall be required and if Maryland law does not require stockholder approval, no stockholder approval will be required. The Fund’s By-Laws contain provisions the effect of which is to prevent matters, including nominations of Directors, from being considered at a stockholders’ meeting where the Fund has not received notice of the matters generally at least 90 but no more than 120 days prior to the first anniversary of the preceding year’s annual meeting.

These provisions are in addition to any special voting rights granted to the holders of the AMPS in the Charter. See “Description of AMPS—Voting Rights.” The Board of Directors has determined that the foregoing voting requirements, which are generally greater than the minimum requirements under Maryland law and the 1940 Act, are in the best interest of the Fund’s stockholders generally.

Reference is made to the Charter and By-Laws of the Fund, on file with the Securities and Exchange Commission, for the full text of these provisions. These provisions could have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. On the other hand, these provisions may require persons seeking control of the Fund to negotiate with its management regarding the price to be paid for the shares required to obtain such control, they promote continuity and stability and they enhance the Fund’s ability to pursue long-term strategies that are consistent with its investment objective.

CONVERSION TO OPEN-END FUND

The Fund is a closed-end investment company and it may be converted to an open-end investment company at any time by a vote of the outstanding shares. See “Description of AMPS—Voting Rights” and “Certain Provisions of the Charter and By-Laws” for a discussion of voting requirements applicable to conversion of the Fund to an open-end investment company. If the Fund converted to an open-end investment company, it would be required to redeem all the AMPS (and any other preferred stock) then outstanding (requiring in turn that it liquidate a portion of its investment portfolio) and the Common Shares would no longer be listed on the NYSE. Conversion to open-end status could also require the Fund to modify certain investment restrictions and policies. Stockholders of an open-end investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or permitted under the 1940 Act) at their net asset value, less such redemption charge, if any, as might be in effect at the time of redemption. In order to avoid maintaining large cash positions or liquidating favorable investments to meet redemptions, open-end investment companies typically engage in a continuous offering of their shares. Open-end investment companies are thus subject to periodic asset in-flows and out-flows that can complicate portfolio management. The Board of Directors may at any time propose conversion of the Fund to open-end status, depending upon its judgment regarding the advisability of such action in light of circumstances then prevailing. The Board of Directors believes, however, that the closed-end structure is desirable in light of the Fund’s investment objective and policies and it is currently not likely that the Board of Directors would vote to convert the Fund to an open-end fund.

REPURCHASE OF COMMON SHARES

Common shares of closed-end investment companies often trade at a discount to net asset value, and the Fund’s Common Shares may also trade at a discount to their net asset value, although it is possible that they may trade at a premium above net asset value. The market price of the Fund’s Common Shares will be determined by such factors as relative demand for and supply of the Common Shares in the market, the Fund’s net asset value, general market and economic conditions and other factors beyond the control of the Fund. Although holders of Common Shares will not have the right to redeem the Common Shares, the Fund may take action to repurchase Common Shares in the open market or make tender offers for its Common Shares at net asset value.

The acquisition of Common Shares by the Fund will decrease the total assets of the Fund and, therefore, have the effect of increasing the Fund’s expense ratio and may adversely affect the ability of the Fund to achieve its investment objective. Furthermore, the acquisition of Common Shares by the Fund may require the Fund to redeem the AMPS in order to maintain certain asset coverage requirements. To the extent the Fund may need to liquidate investments to fund repurchase of Common Shares, this may result in portfolio turnover which will result in additional expenses being borne by the Fund. The Board of Directors currently considers the following factors to be relevant to a potential decision to repurchase Common Shares: the extent and duration of the discount, the liquidity of the Fund’s portfolio, the impact of any action on the Fund or its stockholders and market considerations. Any share repurchases or tender offers will be made in accordance with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the 1940 Act. See “Taxation” for a description of the potential tax consequences of a repurchase of Common Shares.

TAXATION

The following discussion offers only a brief outline of the U.S. Federal income tax consequences of investing in the Fund and is based on the U.S. Federal tax laws in effect on the date hereof. Such tax laws are subject to change by legislative, judicial or administrative action, possibly with retroactive effect. Investors should consult their own tax advisers for more detailed information and for information regarding the impact of state, local and foreign taxes on an investment in the Fund.

U.S. Federal Income Tax Treatment of the Fund

The Fund has elected to be treated as, and intends to qualify annually as, a regulated investment company (a “RIC”) under Subchapter M of the Code. For each taxable year that the Fund otherwise qualifies as a RIC, it will not be subject to U.S. Federal income tax on that part of its investment company taxable income (as that term is defined in the Code) and net capital gain (the excess of net long-term capital gain over net short-term capital loss) that it distributes to its stockholders, if it distributes at least 90% of the sum of its investment company taxable income and any net tax-exempt interest income for that year (the “Distribution Requirement”). The Fund intends to make sufficient distributions of its investment company taxable income and net tax exempt interest income, if any, each taxable year to meet the Distribution Requirement.

The Fund also currently intends to distribute all realized net capital gain each year. If, however, the Fund’s Board of Directors determines for any taxable year to retain all or a portion of the Fund’s net capital gain, that decision will not affect the Fund’s ability to qualify for treatment as a RIC, but will subject the Fund to a maximum tax rate of 35% of the amount retained. In that event, the Fund expects to designate the retained amount as undistributed capital gains in a notice to its stockholders, who (i) will be required to include their proportionate shares of the undistributed amount in their gross income as long-term capital gain, and (ii) will be entitled to credit their proportionate shares of the 35% tax paid by the Fund against their U.S. Federal income tax liabilities. For U.S. Federal income tax purposes, the tax basis of shares owned by a Fund stockholder will be increased by an amount equal to 65% of the amount of undistributed capital gains included in the stockholder’s gross income.

Certain of the Fund’s investment practices are subject to special and complex U.S. Federal income tax provisions that may, among other things, (i) convert dividends that would otherwise constitute qualified dividend income into ordinary income, (ii) treat dividends that would otherwise be eligible for the DRD as ineligible for such treatment, (iii) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (iv) convert long-term capital gain into short-term capital gain or ordinary income, (v) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited), (vi) cause the Fund to recognize income or gain without a corresponding receipt of cash, (vii) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (viii) adversely alter the characterization of certain complex financial transactions and (ix) produce income that will not be qualifying income for purposes of the income requirement that applies to RICs. While it may not always be successful in doing so, the Fund will seek to avoid or minimize the adverse tax consequences of its investment practices.

A substantial portion of the Fund’s distributions will consist of premiums from its Covered Call Strategy. The tax treatment of the Fund’s options activity will vary based on the nature and the subject of the options. In general, option premiums are not immediately included in the income of the Fund when received. Instead, in the case of certain options (including options on single stocks, options on certain narrow-based indexes and options not listed on certain exchanges), the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option. If an option written by the Fund with respect to individual stocks is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) the sum of the exercise price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. The gain or loss with respect to any termination of the Fund’s obligation under such an option other than through the exercise of the option and related sale or delivery of the underlying stock will be short-term gain or loss. Thus, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.

Certain options that are listed on a qualified board of exchange (“listed options”) written or purchased by the Fund (including options on futures contracts, broad-based equity indices and debt securities) as well as certain futures contracts will be governed by section 1256 of the Code (“section 1256 contracts”). Section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax (discussed below), on certain other dates as prescribed under the Code) are “marked-to-market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss generally is treated as 60% long-term and 40% short-term capital gains (or losses). Almost no options listed on non-U.S. exchanges will meet the requirements for section 1256 treatment.

Some of the options and other devices employed by the Fund may be deemed to reduce risk to the Fund by substantially diminishing its risk of loss in offsetting positions in substantially similar or related property, thereby giving rise to “straddles” under the U.S. Federal income tax rules. The straddle rules require the Fund to defer certain losses on positions within a straddle and to terminate the holding period for shares that become part of a straddle before the long-term capital gains period has been reached. In other words, the Fund will not be respected as having owned the shares for any time before the options lapse or are otherwise terminated. Some of the covered call options that are considered to offset substantially similar or related property will constitute “qualified covered call options” that are generally excepted from the straddle rules. As such, they generally will not trigger the loss deferral provisions of the straddle rules and the holding period for the substantially similar property will not be terminated. However, the holding period may be suspended in certain circumstances while the call options are outstanding. Further, an option on an index is not eligible for qualified covered call treatment. Because of the straddle rules and qualified covered call rules, at this time it is unclear the extent to which the gains from the sale of Fund portfolio securities underlying (or substantially similar to) call options will be treated as short-term capital gains and thus, insofar as not offset by short-term losses, taxable as ordinary income when distributed.

The Fund’s transactions in non-U.S. currencies, non-U.S. currency-denominated debt obligations and certain non-U.S. currency options, futures contracts and forward contracts (and similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. The Fund’s investment in non-U.S. securities may be subject to withholding and other taxes imposed by countries outside the United States. In that case, the Fund’s yield on those securities would be decreased. Tax conventions between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at year-end consists of the securities of foreign corporations, the Fund may elect to permit stockholders to claim a credit or deduction on their income tax returns for their pro rata portion of qualified taxes paid by the Fund to foreign countries in respect of foreign securities the Fund has held for at least the minimum period specified in the Code. In such a case, stockholders will include in gross income from foreign sources their pro rata shares of such taxes. It is anticipated that stockholders of the Fund generally will not be entitled to claim a credit or deduction with respect to foreign taxes.

The Fund will be subject to a nondeductible 4% excise tax to the extent it fails to distribute by the end of any calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for that calendar year (ii) 98% of its capital gain net income for the one-year period ending on October 31 of that calendar year (or for the calendar year if the Fund elects to use a calendar year) and (iii) any ordinary income and capital gains from previous years that were not distributed during those years and on which the Fund paid no U.S. Federal income tax. For this and other purposes, a distribution will be treated as paid by the Fund and received by the stockholders on December 31 if it is declared by the Fund in October, November or December of such year, made payable to stockholders of record on a date in such a month and paid by the Fund during January of the following year. Any such distribution thus will be taxable to stockholders whose taxable year is the calendar year in the year the distribution is declared, rather than the year in which the distribution is received. To prevent application of the excise tax, the Fund intends to make its distributions in accordance with the calendar year distribution requirement.

U.S. Federal Income Tax Treatment of Holders of AMPS

Based in part on the lack of any present intention on the part of the Fund to redeem or purchase the AMPS at any time in the future, the Fund believes that under present law the AMPS will constitute stock of the Fund and distributions with respect to the AMPS (other than distributions in redemption of the AMPS that are treated as exchanges of stock under Section 302(b) of the Code) thus will constitute dividends to the extent of the Fund’s current or accumulated earnings and profits as calculated for U.S. Federal income tax purposes. Such dividends generally will be taxable as ordinary income to holders (other than distributions of qualified dividend income and capital gain dividends, as described below). If a portion of the Fund’s income consists of qualifying dividends paid by U.S. corporations (other than REITs), a portion of the dividends paid by the Fund to corporate stockholders, if properly designated, may qualify for the DRD. In addition, for taxable years beginning on or before December 31, 2010, distributions of investment company taxable income designated by the Fund as derived from qualified dividend income will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided holding period and other requirements are met by both the Fund and the stockholder. However, even if income received in the form of ordinary income is taxed at the same rates as long-term capital gains, such income will not be considered long-term capital gains for other Federal income tax purposes. A dividend paid by the Fund to a stockholder will not be treated as qualified dividend income of the stockholder (1) if the dividend is received with respect to any share held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend, (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property or (3) if the recipient elects to have the dividend treated as investment income for purposes of the limitation on deductibility of investment interest. Qualified dividend income is, in general, dividend income from taxable domestic corporations and certain “qualified foreign corporations” (e.g., generally, foreign corporations incorporated in a possession of the United States or in certain countries with a qualifying comprehensive tax treaty with the United States, or the stock of which and with respect to which such dividend is paid is readily tradable on an established securities market in the United States), but not including a foreign corporation which for the taxable year of the corporation in which the dividend was paid, or the preceding taxable year, is a “passive foreign investment company,” as defined in the Code. Dividends paid by REITs are generally not considered qualified dividend income. There can be no assurance of what portion, if any, of the Fund’s distributions will be entitled to the lower tax rates that apply to qualified dividend income. The foregoing discussion relies in part on a published ruling of the IRS stating that certain preferred stock similar in many material respects to the AMPS represents equity (and the following discussion assumes such treatment will apply). It is possible, however, that the IRS might take a contrary position asserting, for example, that the AMPS constitute debt of the Fund. If this position were upheld, the discussion of the treatment of distributions above would not apply. Instead, distributions by the Fund to holders of AMPS would constitute interest, whether or not such distributions exceeded the earnings and profits of the Fund, would be included in full in the income of the recipient and would be taxed as ordinary income.

Distributions of net capital gain that are designated by the Fund as capital gain dividends will be treated as long-term capital gains in the hands of holders regardless of the holders’ respective holding periods for their AMPS. Distributions, if any, in excess of the Fund’s current and accumulated earnings and profits will first reduce the adjusted tax basis of a stockholder’s shares and, after that basis has been reduced to zero, will constitute a capital gain to the stockholder (assuming the shares are held as a capital asset). The IRS currently requires that a regulated investment company that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income, capital gains, dividends qualifying for the DRD, qualified dividend income, interest-related dividends and short-term capital gain dividends) based upon the percentage of total dividends paid out of current or accumulated earnings and profits to each class for the tax year. Accordingly, the Fund intends each year to allocate capital gain dividends, dividends qualifying for the DRD, dividends derived from qualified dividend income, interest-related dividends and short-term capital gain dividends, if any, between its Common Shares, the AMPS and any other preferred stock in proportion to the total dividends paid out of current or accumulated earnings and profits to each class with respect to such tax year. Distributions in excess of the Fund’s current and accumulated earnings and profits, if any, however, will not be allocated proportionately among the Common Shares, the AMPS and any other preferred stock. Since the Fund’s current and accumulated earnings and profits will first be used to pay dividends on the AMPS and any other preferred stock, distributions in excess of such earnings and profits, if any, will be made disproportionately to holders of Common Shares.

Stockholders will be notified annually as to the U.S. Federal tax status of distributions.

Sale of Shares

The sale or other disposition of the AMPS generally will be a taxable transaction for U.S. Federal income tax purposes. Selling holders of the AMPS generally will recognize gain or loss in an amount equal to the difference between the amount of cash and the fair market value of any property received in exchange therefor and their respective bases in such AMPS. If the AMPS are held as a capital asset, the gain or loss generally will be a capital gain or loss. Similarly, a redemption (including a redemption resulting from liquidation of the Fund), if any, of the AMPS by the Fund generally will give rise to capital gain or loss if the holder does not own (and is not regarded under certain tax law rules of constructive ownership as owning) any shares of Common Shares in the Fund and provided that the redemption proceeds do not represent declared but unpaid dividends.

Generally, a holder’s gain or loss will be a long-term gain or loss if the shares have been held for more than one year. Capital gains of individuals are generally taxed at a maximum rate of tax of 15% for taxable years beginning on or before December 31, 2010 (after which time the maximum rate will increase to 20%). However, any loss realized upon a taxable disposition of the AMPS held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received by the holder (or amounts credited to the holder as undistributed capital gains) with respect to such shares. Also, any loss realized upon a taxable disposition of the AMPS may be disallowed if other substantially identical shares are acquired within a 61-day period beginning 30 days before and ending 30 days after the date the original shares are disposed of. If disallowed, the loss will be reflected by an upward adjustment to the basis of the shares acquired. Capital losses may be subject to other limitations imposed by the Code.

Backup Withholding

The Fund may be required to withhold, for U.S. Federal income taxes, a portion of all taxable dividends and redemption proceeds payable to stockholders who fail to provide the Fund with their correct taxpayer identification numbers or who otherwise fail to make required certifications, or if the Fund or a stockholder has been notified by the IRS that such stockholder is subject to backup withholding. Corporate stockholders and other stockholders specified in the Code and the Treasury regulations promulgated thereunder are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld will be allowed as a refund or a credit against the stockholder’s Federal income tax liability if the appropriate information is provided to the IRS.

Other Taxation

Foreign stockholders, including stockholders who are nonresident aliens, may be subject to U.S. withholding tax on certain distributions at a rate of 30% or such lower rates as may be prescribed by any applicable treaty. U.S. source withholding taxes are no longer imposed on dividends paid by RICs to the extent the dividends are designated as “interest-related dividends” or “short-term capital gain dividends.” Under this exemption, interest-related dividends and short-term capital gain dividends generally represent distributions of U.S. source interest or short-term capital gains that would not have been subject to U.S. withholding tax at the source if they had been received directly by a foreign person, and that satisfy certain other requirements. The exemption applies to dividends with respect to taxable years of regulated investment companies beginning before January 1, 2008. In addition, if the Fund is a “U.S. real property holding corporation” (as such term is defined in the Code), or would be but for the operation of certain exclusions, distributions by the Fund attributable to gains from U.S. real property interests, including certain U.S. real property holding corporations (which may include gain on the sale of shares in certain “non-domestically controlled” REITs and certain capital gain dividends from REITs), will generally cause the foreign stockholder to be treated as recognizing such gain as income effectively connected to a trade or business within the United States. Foreign stockholders would thus generally be taxed at the same rates applicable to U.S. stockholders, subject to a special alternative minimum tax in the case of nonresident alien individuals. Also, such gain may be subject to a 30% branch profits tax in the hands of a foreign stockholder that is a corporation. Such distributions will be subject to U.S. withholding tax and will generally give rise to an obligation on the part of the foreign stockholder to file a U.S. Federal income tax return. The treatment of distributions by the Fund attributable to gains from U.S. real property interests described above does not apply if the foreign stockholder-recipient has not owned more than 5% of the class of stock of the Fund in respect of which the distributions were made at any time during the one-year period ending on the date of the distribution. In that case, the distribution is treated as an ordinary dividend subject to U.S. withholding tax at the rate of 30% (or lower treaty rate). These provisions generally will not apply after December 31, 2007, provided, however, that such provisions will continue to apply thereafter in respect of distributions by a RIC that is a U.S. real property holding corporation or would be so treated for this purpose to the extent such distributions are attributable to certain capital gain dividends from REITs. Investors are advised to consult their own tax advisers with respect to the application to their own circumstances of the above-described general taxation rules and with respect to the state, local, foreign and other tax consequences to them of an investment in the AMPS.

Further Information

The SAI summarizes further Federal income tax considerations that may apply to the Fund and its stockholders and may qualify the considerations discussed herein. Fund distributions also may be subject to state and local taxes. You should consult with your own tax adviser regarding the particular consequences of investing in the Fund.

UNDERWRITING

Subject to the terms and conditions stated in the purchase agreement dated             , 2007, each underwriter named below, for which Merrill Lynch is acting as representative, has severally agreed to purchase, and the Fund has agreed to sell to such underwriter, the number of AMPS set forth opposite the name of such underwriter.

Underwriter	Number of AMPS
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Oppenheimer & Co Inc.
Wachovia Capital Markets, LLC

Total	3,600

The purchase agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of certain legal matters by counsel and to certain other conditions, including without limitation, the receipt by the underwriters of customary closing certificates, opinions and other documents and the receipt by the Fund of Aaa and AAA ratings on the AMPS by Moody’s and S&P, respectively, as of the time of the offering. The underwriters are obligated to purchase all the AMPS sold if they purchase any of the AMPS. In the purchase agreement, the Fund, the Investment Manager and the Subadvisers have agreed to indemnify the underwriters against certain liabilities, including liabilities arising under the Securities Act or to contribute to payments the underwriters may be required to make for any of those liabilities.

The underwriters propose to initially offer some of the AMPS directly to the public at the public offering price set forth on the cover page of this prospectus and some of the AMPS to certain dealers at the public offering price less a concession not to exceed $             per share. The sales load the Fund will pay of $250 per share is equal to     % of the initial offering price of the AMPS. After this offering, the underwriters may change the public offering price and the concession. Investors must pay for any AMPS purchased in this offering on or before             , 2007.

The Fund anticipates that the underwriters may from time to time act as brokers or dealers in executing the Fund’s portfolio transactions and that the underwriters, or their affiliates, may act as counter-parties in connection with the interest rate transactions described above after they have ceased to be underwriters. The underwriters are active underwriters of, and dealers in, securities and act as market makers in a number of such securities, and therefore can be expected to engage in portfolio transactions with, and perform services for, the Fund.

The Fund anticipates that the underwriters or their respective affiliates may, from time to time, act in auctions as broker-dealers and receive fees as set forth under “The Auction” and in the SAI.

The principal business address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is 4 World Financial Center, New York, New York 10080.

The settlement date for the purchase of the AMPS will be             , 2007, as agreed upon by the underwriters, the Fund and the Investment Manager pursuant to Rule 15c6-1 under the Exchange Act.

AUCTION AGENT, TRANSFER AGENT, DIVIDEND PAYING AGENT AND REGISTRAR, AND CUSTODIAN

The Bank of New York, whose principal business address is 101 Barclay Street, Floor 7W, New York, New York 10286, will act as auction agent, transfer, dividend paying agent and registrar. State Street Bank, whose principal business address is One Lincoln Street, Boston, Massachusetts 21111, has been retained to act as custodian of the Fund’s investments.

Neither The Bank of New York nor State Street has any part in deciding the Fund’s investment policies or which securities are to be purchased or sold for the Fund’s portfolio.

LEGAL OPINIONS

The validity of the shares offered hereby is being passed on for the Fund by Stroock & Stroock & Lavan LLP, New York, New York, and certain other legal matters will be passed on for the underwriters by Clifford Chance US LLP, New York, New York. Venable LLP will opine on certain matters pertaining to Maryland law. Stroock & Stroock & Lavan LLP and Clifford Chance US LLP may rely as to certain matters of Maryland law on the opinion of Venable LLP.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The statement of assets and liabilities of the Fund as of June 12, 2007 has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as set forth in their report given upon the authority of said firm as experts in auditing and accounting. The address of PricewaterhouseCoopers LLP is 300 Madison Avenue, New York, New York 10017.

AUCTION PROCEDURES

APPENDIX A

TO

PROSPECTUS

Both the Definitions in Article I and the Auction Procedures in Article II are subject to modification or amendment pursuant to Schedule I. In the event of any conflict between Articles I or Article II and Schedule I, Schedule I shall prevail.

ARTICLE I

Definitions

The following words and terms as used in this Appendix A (hereinafter “this Appendix”) have the following meanings with respect to AMPS unless the context or use indicates another or different meaning or intent or the definition has been changed, modified or expanded in Schedule I:

“Agent Member” means a member of, or participant in, the Securities Depository who shall act on behalf of a Bidder.

“All Hold Rate” has the meaning set forth in Schedule I.

“AMPS” has the meaning set forth in Schedule I.

“Auction” means each periodic implementation of the Auction Procedures.

“Auction Agent” means the Person appointed as Auction Agent in accordance with the Auction Agreement. The Auction Agent shall initially be the party named in Schedule I.

“Auction Agreement” means an agreement between the Auction Agent and the Issuer pursuant to which the Auction Agent agrees to follow the procedures specified in this Exhibit with respect to the AMPS while such AMPS pay dividends at the Auction Period Rate, as such agreement may from time to time be amended or supplemented.

“Auction Date” means with respect to the AMPS:

(a) Seven-Day Auction Period. If the AMPS are in a Seven-Day Auction Period, the Business Day preceding such Seven-Day Auction Period.

(b) Flexible Auction Period. If the AMPS are in a Flexible Auction Period, the last Business Day of the Flexible Auction Period.

(c) Other Auction Periods. If the AMPS are in any other Auction Period, the Business Day next preceding each Dividend Payment Date for such AMPS (whether or not an Auction shall be conducted on such date).

provided, however, that the last Business Day of a Flexible Auction Period shall be the Auction Date for the Auction Period which begins on the next succeeding Business Day, if any.

The first Auction Date for the AMPS is set forth in Schedule I.

“Auction Desk” means the business unit of a Broker-Dealer that fulfills the responsibilities of the Broker-Dealer under a Broker-Dealer Agreement, including soliciting Bids for the AMPS, and units of the Broker-Dealer which are not separated from such business unit by information controls appropriate to control, limit and monitor the inappropriate dissemination and use of information about Bids.

“Auction Period” means with respect to the AMPS:

(a) Flexible Auction Period. A Flexible Auction Period; and

(b) Seven-Day Auction Period. With respect to AMPS in a seven-day Auction Period, if Auctions generally are conducted on the day of the week specified in column A of the table below, a period of generally seven days beginning on the day of the week specified in column B of the table below (or the day following the last day of the prior Auction Period if the prior Auction Period does not end on the day of the week specified in column C of the table below) and ending on the day of the week specified in column C of the table below in the next succeeding week (unless such day is not followed by a Business Day, in which case on the next succeeding day which is followed by a Business Day):

(A)	(B)	(C)
When Auctions Occur on this day	Auction Period Generally Begins this day	Auction Period Generally Ends this day
Friday	Monday	Sunday
Monday	Tuesday	Monday
Tuesday	Wednesday	Tuesday
Wednesday	Thursday	Wednesday
Thursday	Friday	Thursday

Notwithstanding the foregoing, if an Auction is for an Auction Period of more than seven days and the Auction Rate on such Auction Date is the Maximum Rate as the result of a lack of Sufficient Clearing Bids, the Auction Period shall automatically convert to a seven-day Auction Period. On the following Auction Date, the Auction shall be conducted for an Auction Period of the same length as the Auction Period prior to such automatic conversion. If such Auction is successful, the Auction Period shall revert to the length prior to the automatic conversion, and, if such Auction is not successful, the Auction Period shall be another seven-day period.

“Auction Period Rate” means the Auction Rate or any other dividend rate to be borne by the AMPS during each Auction Period determined in accordance with Section 2.04 of this Appendix; provided, however, in no event may the Auction Period Rate exceed the Maximum Rate.

“Auction Procedures” means the procedures for conducting Auctions for AMPS as set forth in this Appendix.

“Auction Rate” means for the AMPS for each Auction Period, (i) if Sufficient Clearing Bids exist, the Winning Bid Rate, provided, however, if all of the AMPS are the subject of Submitted Hold Orders, the All Hold Rate for such AMPS and (ii) if Sufficient Clearing Bids do not exist, the Maximum Rate for such AMPS.

“Authorized Denominations” means one AMPS , or such other amount specified in Schedule I.

“Authorizing Document” has the meaning set forth in Schedule I.

“Available AMPS” means, for the AMPS on each Auction Date, the number of AMPS that are not the subject of Submitted Hold Orders.

“Bid” has the meaning specified in subsection (a) of Section 2.01 of this Appendix.

“Bidder” means each Existing Owner and Potential Owner who places an Order.

“Broker-Dealer” means any entity that is permitted by law to perform the function required of a Broker-Dealer described in this Appendix, that is a member of, or a direct participant in, the Securities Depository, that has been selected by the Issuer and that is a party to a Broker-Dealer Agreement with the Auction Agent and the Issuer. The “Broker-Dealer of record” with respect to any AMPS is the Broker-Dealer which placed the Order for such AMPS or whom the Existing Owner of such AMPS has designated as its Broker-Dealer with respect to such AMPS, in each case as reflected in the records of the Auction Agent. The Broker-Dealer(s) shall initially be the party(ies) named in Schedule I.

“Broker-Dealer Agreement” means an agreement among the Auction Agent and a Broker-Dealer pursuant to which such Broker-Dealer agrees to follow the procedures described in this Appendix, as such agreement may from to time be amended or supplemented.

“Broker-Dealer Deadline” means, with respect to an Order, the internal deadline established by the Broker-Dealer through which the Order was placed after which it will not accept Orders or any change in any Order previously placed with such Broker-Dealer; provided, however, that nothing shall prevent the Broker-Dealer from correcting Clerical Errors by the Broker-Dealer with respect to Orders from Bidders after the Broker-Dealer Deadline pursuant to the provisions herein. Any Broker-Dealer may change the time or times of its Broker-Dealer Deadline as it relates to such Broker-Dealer by giving notice not less than two Business Days prior to the date such change is to take effect to Bidders who place Orders through such Broker-Dealer.

“Business Day” in addition to any other definition of “Business Day” included in the Authorizing Document, while AMPS pay dividends at the Auction Period Rate, the term Business Day shall not include Saturdays, Sundays, days on which the New York Stock Exchange or its successor is not open for business, days on which the Federal Reserve Bank of New York is not open for business, days on which banking institutions or trust companies located in the state in which the operations of the Auction Agent are conducted are authorized or required to be closed by law, regulation or executive order of the state in which the Auction Agent conducts operations with respect to the AMPS.

“Clerical Error” means a clerical error in the processing of an Order, and includes, but is not limited to, the following: (i) a transmission error, including but not limited to, an Order sent to the wrong address or number, failure to transmit certain pages or illegible transmission, (ii) failure to transmit an Order received from one or more Existing Owners or Potential Owners (including Orders from the Broker-Dealer which were not originated by the Auction Desk) prior to the Broker-Dealer Deadline or generated by the Broker-Dealer’s Auction Desk for its own account prior to the Submission Deadline or (iii) a typographical error. Determining whether an error is a “Clerical Error” is within the reasonable judgment of the Broker-Dealer, provided that the Broker-Dealer has a record of the correct Order that shows it was so received or so generated prior to the Broker-Dealer Deadline or the Submission Deadline, as applicable.

“Dividend Payment Date” with respect to AMPS paying dividends at Auction Period Rates, means, notwithstanding anything else in the Authorizing Document to the contrary, the first Dividend Payment Date for such AMPS as set forth in Schedule I and thereafter (unless changed by Schedule I) (a) when used with respect to any Seven-Day Auction Period, the Business Day immediately following such Auction Period, or (b) when used with respect to a Flexible Auction Period of (i) seven or more but fewer than 183 days, the Business Day immediately following such Flexible Auction Period, or (ii) 183 or more days, each semiannual date on which dividends on the AMPS would be payable and on the Business Day immediately following such Flexible Auction Period.

“Electronic Means” means, facsimile transmission, email transmission or other similar electronic means of communication providing evidence of transmission, including a telephone communication confirmed by any other method set forth in this definition.

“Error Correction Deadline” means one hour after the Auction Agent completes the dissemination of the results of the Auction to Broker-Dealers without regard to the time of receipt of such results by any Broker-Dealer; provided, however, in no event shall the Error Correction Deadline extend past 4:00 p.m., New York City time, unless the Auction Agent experiences technological failure or force majeure in disseminating the Auction results which causes a delay in dissemination past 3:00 p.m., New York City time.

“Existing Owner” means a Person who is the beneficial owner of AMPS; provided, however, that for purposes of conducting an Auction, the Auction Agent may consider a Broker-Dealer acting on behalf of its customer as an Existing Owner.

“Flexible Auction Period” means with respect to the AMPS,

(a) any period of 182 days or less which is divisible by seven and which begins on a Dividend Payment Date and ends (i) in the case of AMPS with Auctions generally conducted on Fridays, on a Sunday unless such Sunday is not followed by a Business Day, in which case on the next succeeding day which is followed by a Business Day, (ii) in the case of AMPS with Auctions generally conducted on Mondays, on a Monday unless such Monday is not followed by a Business Day, in which case on the next succeeding day which is followed by a Business Day, (iii) in the case of AMPS with Auctions generally conducted on Tuesdays, on a Tuesday unless such Tuesday is not followed by a Business Day, in which case on the next succeeding day which is followed by a Business Day, (iv) in the case of AMPS with Auctions generally conducted on Wednesdays, on a Wednesday unless such Wednesday is not followed by a Business Day, in which case on the next succeeding day which is followed by a Business Day, and (v) in the case of AMPS with Auctions generally conducted on Thursdays, on a Thursday unless such Thursday is not followed by a Business Day, in which case on the next succeeding day which is followed by a Business Day (“Short-Term Dividend Period”); or

(b) any period which is longer than 182 days which begins on a Dividend Payment Date and ends not later than five years after such Dividend Payment Date (“Long-Term Dividend Period”).

“Hold Order” means an Order to hold the AMPS as provided in Section 2.01(a) of this Appendix or such an Order deemed to have been submitted as provided in Sections 2.01(c), 2.03(g) or 2.05(b)(iv) of this Appendix.

“Index” has the meaning set forth in Schedule I.

“Initial Period Dividend” has the meaning set forth in Schedule I.

“Issuer” has the meaning set forth in Schedule I.

“Maximum Rate” has the meaning set forth in Schedule I.

“Order” means a Hold Order, Bid or Sell Order.

“Potential Owner” means any Person, including any Existing Owner, who may be interested in acquiring a beneficial interest in the AMPS in addition to the AMPS currently owned by such Person, if any; provided, however, that for purposes of conducting an Auction, the Auction Agent may consider a Broker-Dealer acting on behalf of its customer as a Potential Owner.

“Record Date” means, notwithstanding anything else in the Authorizing Document, while the AMPS pay dividends at the Auction Period Rate, the Business Day immediately preceding a Dividend Payment Date.

“Schedule I” means Schedule I to this Appendix.

“Securities Depository” means, notwithstanding anything else in the Authorizing Document to the contrary, The Depository Trust Company and its successors and assigns or any other securities depository selected by the Issuer.

“Sell Order” has the meaning specified in subsection (a) of Section 2.01 of this Appendix.

“Submission Deadline” means, unless changed by Schedule I, 1:00 p.m., New York City time, on each Auction Date, or such other time on such date as shall be specified from time to time by the Auction Agent if directed in writing by the Issuer pursuant to the Auction Agreement as the time by which Broker-Dealers are required to submit Orders to the Auction Agent. Notwithstanding the foregoing, the Auction Agent will follow the Securities Industry and Financial Markets Association’s Early Market Close Recommendations for shortened trading days for the bond markets (the “SIFMA Recommendation”) unless the Auction Agent is instructed otherwise in writing by the Issuer. In the event of a SIFMA Recommendation with respect to an Auction Date, the Submission Deadline will be 11:30 a.m., instead of 1:00 p.m., New York City time.

“Submitted Bid” has the meaning specified in subsection (b) of Section 2.04 of this Appendix.

“Submitted Hold Order” has the meaning specified in subsection (b) of Section 2.04 of this Appendix.

“Submitted Order” has the meaning specified in subsection (b) of Section 2.04 of this Appendix.

“Submitted Sell Order” has the meaning specified in subsection (b) of Section 2.04 of this Appendix.

“Sufficient Clearing Bids” means for the AMPS, an Auction for which the number of AMPS that are the subject of Submitted Bids by Potential Owners specifying one or more rates not higher than the Maximum Rate is not less than the number of AMPS that are the subject of Submitted Sell Orders and of Submitted Bids by Existing Owners specifying rates higher than the Maximum Rate.

“Winning Bid Rate” means for the AMPS, the lowest rate specified in any Submitted Bid of such AMPS which if calculated by the Auction Agent as the Auction Rate would cause the number of AMPS that are the subject of Submitted Bids specifying a rate not greater than such rate to be not less than the number of Available AMPS.

ARTICLE II

Auction Procedures

Section 2.01. Orders by Existing Owners and Potential Owners. (a) Prior to the Broker-Dealer Deadline for the AMPS on each Auction Date:

(i) each Existing Owner may submit to a Broker-Dealer, in writing or by such other method as shall be reasonably acceptable to such Broker-Dealer, one or more Orders as to:

(A) the number of AMPS, if any, held by such Existing Owner which such Existing Owner commits to continue to hold for the next succeeding Auction Period without regard to the Auction Rate for such Auction Period;

(B) the number of AMPS, if any, held by such Existing Owner which such Existing Owner commits to continue to hold for the next succeeding Auction Period if the Auction Rate for the next succeeding Auction Period is not less than the rate per annum specified in such Order (and if the Auction Rate is less than such specified rate, the effect of the Order shall be as set forth in paragraph (b)(i)(A) of this Section); and/or

(C) the number of AMPS, if any, held by such Existing Owner which such Existing Owner offers to sell on the first Business Day of the next succeeding Auction Period without regard to the Auction Rate for the next succeeding Auction Period; and

(ii) each Potential Owner may submit to a Broker-Dealer, in writing or by such other method as shall be reasonably acceptable to such Broker-Dealer, an Order as to the number of AMPS, which each such Potential Owner offers to purchase if the Auction Rate for the next succeeding Auction Period is not less than the rate per annum then specified by such Potential Owner.

For the purposes of the Auction Procedures an Order containing the information referred to in clause (i)(A) above is referred to as a “Hold Order,” an Order containing the information referred to in clause (i)(B) or (ii) above is referred to as a “Bid,” and an Order containing the information referred to in clause (i)(C) above is referred to as a “Sell Order.”

No Auction Desk of a Broker-Dealer shall accept as an Order a submission (whether received from an Existing Owner or a Potential Owner or generated by the Broker-Dealer for its own account) which does not conform to the requirements of the Auction Procedures, including but not limited to submissions which are not in Authorized Denominations, specify a rate which contains more than three figures to the right of the decimal point or specify an amount greater than the amount of Outstanding AMPS. No Auction Desk of a Broker-Dealer shall accept a Bid or Sell Order which is conditioned on being filled in whole or a Bid which does not specify a specific dividend rate.

(b) (i) A Bid by an Existing Owner shall constitute an offer to sell on the first Business Day of the next succeeding Auction Period:

(A) the number of AMPS specified in such Bid if the Auction Rate for the next succeeding Auction Period shall be less than the rate specified in such Bid; or

(B) such number or a lesser number of AMPS to be determined as described in subsection (a)(v) of Section 2.05 hereof if the Auction Rate for the next succeeding Auction Period shall be equal to such specified rate; or

(C) a lesser number of AMPS to be determined as described in subsection (b)(iv) of Section 2.05 hereof if such specified rate shall be higher than the Maximum Rate and Sufficient Clearing Bids do not exist.

(ii) A Sell Order by an Existing Owner shall constitute an offer to sell:

(A) the number of AMPS specified in such Sell Order; or

(B) such number or a lesser number of AMPS as described in subsection (b)(iv) of Section 2.05 hereof if Sufficient Clearing Bids do not exist.

(iii) A Bid by a Potential Owner shall constitute an offer to purchase:

(A) the number of AMPS specified in such Bid if the Auction Rate for the next succeeding Auction Period shall be higher than the rate specified therein; or

(B) such number or a lesser number of AMPS as described in subsection (a)(vi) of Section 2.05 hereof if the Auction Rate for the next succeeding Auction Period shall be equal to such specified rate.

(c) Anything herein to the contrary notwithstanding:

(i) If an Order or Orders covering all of the AMPS held by an Existing Owner is not submitted to the Broker-Dealer of record for such Existing Owner prior to the Broker-Dealer Deadline, such Broker-Dealer shall deem a Hold Order to have been submitted on behalf of such Existing Owner covering the number of AMPS held by such Existing Owner and not subject to Orders submitted to such Broker-Dealer; provided, however, that if there is a conversion from one Auction Period to a longer Auction Period and Orders have not been submitted to such Broker-Dealer prior to the Broker-Dealer Deadline covering the aggregate number of AMPS to be converted held by such Existing Owner, such Broker-Dealer shall deem a Sell Order to have been submitted on behalf of such Existing Owner covering the number of AMPS to be converted held by such Existing Owner not subject to Orders submitted to such Broker-Dealer.

(ii) for purposes of any Auction, any Order by any Existing Owner or Potential Owner shall be revocable until the Broker-Dealer Deadline, and after the Broker-Dealer Deadline, all such Orders shall be irrevocable, except as provided in Sections 2.02(e)(ii) and 2.02(f); and

(iii) for purposes of any Auction, any AMPS sold or purchased pursuant to subsection (b)(i), (ii) or (iii) above shall be sold or purchased at a price equal to 100% of the liquidation preference thereof.

Section 2.02. Submission of Orders by Broker-Dealers to Auction Agent.

(a) Each Broker-Dealer shall submit to the Auction Agent in writing, or by such Electronic Means as shall be reasonably acceptable to the Auction Agent, prior to the Submission Deadline on each Auction Date for AMPS, all Orders with respect to AMPS accepted by such Broker-Dealer in accordance with Section 2.01 above and specifying with respect to each Order or aggregation of Orders pursuant to Section 2.02(b) below:

(i) the name of the Broker-Dealer;

(ii) the number of Bidders placing Orders, if requested by the Auction Agent;

(iii) the aggregate number of AMPS, if any, that are the subject of such Order;

(iv) to the extent that such Bidder is an Existing Owner:

(A) the number of AMPS, if any, subject to any Hold Order placed by such Existing Owner;

(B) the number of AMPS, if any, subject to any Bid placed by such Existing Owner and the rate specified in such Bid; and

(C) the number of AMPS, if any, subject to any Sell Order placed by such Existing Owner; and

(v) to the extent such Bidder is a Potential Owner, the rate specified in such Bid.

(b) If more than one Bid is submitted to a Broker-Dealer on behalf of any single Potential Owner, the Broker-Dealer shall aggregate each Bid on behalf of such Potential Owner submitted with the same rate and consider such Bids as a single Bid and shall consider each Bid submitted with a different rate a separate Bid with the rate and the number of AMPS specified therein.

A Broker-Dealer may aggregate the Orders of different Potential Owners with those of other Potential Owners on whose behalf the Broker-Dealer is submitting Orders and may aggregate the Orders of different Existing Owners with other Existing Owners on whose behalf the Broker-Dealer is submitting Orders; provided, however, Bids may only be aggregated if the dividend rates on the Bids are the same.

(c) Neither the Issuer nor the Auction Agent shall be responsible for the failure of any Broker-Dealer to submit an Order to the Auction Agent on behalf of any Existing Owner or Potential Owner.

(d) Nothing contained herein shall preclude a Broker-Dealer from placing an Order for some or all of the AMPS for its own account.

(e) Until the Submission Deadline, a Broker-Dealer may withdraw or modify any Order previously submitted to the Auction Agent (i) for any reason if the Order was generated by the Auction Desk of the Broker-Dealer for the account of the Broker-Dealer or (ii) to correct a Clerical Error on the part of the Broker-Dealer in the case of any other Order, including Orders from the Broker-Dealer which were not originated by the Auction Desk.

(f) After the Submission Deadline and prior to the Error Correction Deadline, a Broker-Dealer may:

(i) submit to the Auction Agent an Order received from an Existing Owner, Potential Owner or a Broker-Dealer which is not an Order originated by the Auction Desk, in each case prior to the Broker-

Dealer Deadline, or an Order generated by the Broker-Dealer’s Auction Desk for its own account prior to the Submission Deadline (provided that in each case the Broker-Dealer has a record of such Order and the time when such Order was received or generated) and not submitted to the Auction Agent prior to the Submission Deadline as a result of (A) an event of force majeure or a technological failure which made delivery prior to the Submission Deadline impossible or, under the conditions then prevailing, impracticable or (B) a Clerical Error on the part of the Broker-Dealer; or

(ii) modify or withdraw an Order received from an Existing Owner or Potential Owner or generated by the Broker-Dealer (whether generated by the Broker-Dealer’s Auction Desk or elsewhere within the Broker-Dealer) for its own account and submitted to the Auction Agent prior to the Submission Deadline or pursuant to clause (i) above, if the Broker-Dealer determines that such Order contained a Clerical Error on the part of the Broker-Dealer.

In the event a Broker-Dealer makes a submission, modification or withdrawal pursuant to this Section 2.02(f) and the Auction Agent has already run the Auction, the Auction Agent shall rerun the Auction, taking into account such submission, modification or withdrawal. Each submission, modification or withdrawal of an Order submitted pursuant to this Section 2.02(f) by a Broker-Dealer after the Submission Deadline and prior to the Error Correction Deadline shall constitute a representation by the Broker-Dealer that (A) in the case of a newly submitted Order or portion thereof or revised Order, the failure to submit such Order prior to the Submission Deadline resulted from an event described in clause (i) above and such Order was received from an Existing Owner or Potential Owner or is an Order received from the Broker-Dealer that was not originated by the Auction Desk, in each case, prior to the Broker-Dealer Deadline, or generated internally by such Broker-Dealer’s Auction Desk for its own account prior to the Submission Deadline or (B) in the case of a modified or withdrawn Order, such Order was received from an Existing Owner, a Potential Owner or the Broker-Dealer which was not originated by the Auction Desk prior to the Broker-Dealer Deadline, or generated internally by such Broker-Dealer’s Auction Desk for its own account prior to the Submission Deadline and such Order as submitted to the Auction Agent contained a Clerical Error on the part of the Broker-Dealer and that such Order has been modified or withdrawn solely to effect a correction of such Clerical Error, and in the case of either (A) or (B), as applicable, the Broker-Dealer has a record of such Order and the time when such Order was received or generated. The Auction Agent shall be entitled to rely conclusively (and shall have no liability for relying) on such representation for any and all purposes of the Auction Procedures.

(g) If after the Auction Agent announces the results of an Auction, a Broker-Dealer becomes aware that an error was made by the Auction Agent, the Broker-Dealer shall communicate such awareness to the Auction Agent prior to 5:00 p.m., New York City time on the Auction Date. If the Auction Agent determines there has been such an error (as a result of either a communication from a Broker-Dealer or its own discovery) prior to 3:00 p.m., New York City time on the first day of the Auction Period with respect to which such Auction was conducted, the Auction Agent shall correct the error and notify each Broker-Dealer that submitted Bids or held a position in AMPS in such Auction of the corrected results.

(h) Nothing contained herein shall preclude the Auction Agent from:

(i) advising a Broker-Dealer prior to the Submission Deadline that it has not received Sufficient Clearing Bids for the AMPS; provided, however, that if the Auction Agent so advises any Broker-Dealer, it shall so advise all Broker-Dealers; or

(ii) verifying the Orders of a Broker-Dealer prior to or after the Submission Deadline; provided, however, that if the Auction Agent verifies the Orders of any Broker-Dealer, it shall verify the Orders of all Broker-Dealers requesting such verification.

Section 2.03. Treatment of Orders by the Auction Agent. Anything herein to the contrary notwithstanding:

(a) If the Auction Agent receives an Order which does not conform to the requirements of the Auction Procedures, the Auction Agent may contact the Broker-Dealer submitting such Order until one hour after the Submission Deadline and inform such Broker-Dealer that it may resubmit such Order so that it conforms to the requirements of the Auction Procedures. Upon being so informed, such Broker-Dealer may correct and resubmit to the Auction Agent any such Order that, solely as a result of a Clerical Error on the part of such Broker-Dealer, did not conform to the requirements of the Auction Procedures when previously submitted to the Auction Agent. Any such resubmission by a Broker-Dealer shall constitute a representation by such Broker-Dealer that the failure of such Order to have so conformed was solely as a result of a Clerical Error on the part of such Broker-Dealer. If the Auction Agent has not received a corrected conforming Order within one hour and fifteen minutes of the Submission Deadline, the Auction Agent shall, if and to the extent applicable, adjust or apply such Order, as the case may be, in conformity with the provisions of subsections (b), (c) or (d) of this Section 2.03 and, if the Auction Agent is unable to so adjust or apply such Order, the Auction Agent shall reject such Order.

(b) If any rate specified in any Bid contains more than three figures to the right of the decimal point, the Auction Agent shall round such rate up to the next highest one thousandth of one percent (0.001%).

(c) If one or more Orders covering in the aggregate more than the number of Outstanding AMPS are submitted by a Broker-Dealer to the Auction Agent, such Orders shall be considered valid in the following order of priority:

(i) all Hold Orders shall be considered Hold Orders, but only up to and including in the aggregate the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record;

(ii) (A) any Bid of a Broker-Dealer shall be considered valid as a Bid of an Existing Owner up to and including the excess of the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record over the number of the AMPS subject to Hold Orders referred to in clause (i) above;

(B) subject to clause (A) above, all Bids of a Broker-Dealer with the same rate shall be aggregated and considered a single Bid of an Existing Owner up to and including the excess of the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record over the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record subject to Hold Orders referred to in clause (i) above;

(C) subject to clause (A) above, if more than one Bid with different rates is submitted by a Broker-Dealer, such Bids shall be considered Bids of an Existing Owner in the ascending order of their respective rates up to the amount of the excess of the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record over the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record subject to Hold Orders referred to in clause (i) above; and

(D) the number of AMPS, if any, subject to Bids not considered to be Bids for which such Broker-Dealer is the Broker-Dealer of record under this clause (ii) shall be treated as the subject of a Bid by a Potential Owner; and

(iii) all Sell Orders shall be considered Sell Orders, but only up to and including the number of AMPS equal to the excess of the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record over the sum of the number of AMPS considered to be subject to Hold Orders pursuant to clause (i) above and the number of AMPS considered to be subject to Bids for which such Broker-Dealer is the Broker-Dealer of record pursuant to clause (ii) above.

(d) [Reserved]

(e) For purposes of any Auction, if an Auction Agent has been notified by the Issuer that any portion of an Order by a Broker-Dealer relates to AMPS which have been called for redemption on or prior to the Dividend Payment Date next succeeding such Auction, the Order shall be invalid with respect to such portion and the Auction Agent shall conduct the Auction Procedures as if such portion of such Order had not been submitted.

(f) For purposes of any Auction, no AMPS which the Auction Agent has been notified by the Issuer have been called for redemption on or prior to the Dividend Payment Date next succeeding such Auction shall be included in the calculation of Available AMPS for such Auction.

(g) If an Order or Orders covering all of the AMPS is not submitted by a Broker-Dealer of record prior to the Submission Deadline, the Auction Agent shall deem a Hold Order to have been submitted on behalf of such Broker-Dealer covering the number of AMPS for which such Broker-Dealer is the Broker-Dealer of record and not subject to Orders submitted to the Auction Agent; provided, however, that if there is a conversion from one Auction Period to a longer Auction Period and Orders have not been submitted by such Broker-Dealer prior to the Submission Deadline covering the number of AMPS to be converted for which such Broker-Dealer is the Broker-Dealer of record, the Auction Agent shall deem a Sell Order to have been submitted on behalf of such Broker-Dealer covering the number of AMPS to be converted for which such Broker-Dealer is the Broker-Dealer of record not subject to Orders submitted by such Broker-Dealer.

Section 2.04. Determination of Auction Period Rate. (a) If requested by the Issuer or a Broker-Dealer, not later than 10:30 a.m., New York City time (or such other time as may be agreed to by the Auction Agent and all Broker-Dealers), on each Auction Date for the AMPS, the Auction Agent shall advise such Broker-Dealer (and thereafter confirm to the Issuer, if requested) of the All Hold Rate, the Index and, if the Maximum Rate is not a fixed dividend rate, the Maximum Rate. Such advice, and confirmation, shall be made by telephone or other Electronic Means acceptable to the Auction Agent.

(b) Promptly after the Submission Deadline for the AMPS on each Auction Date, the Auction Agent shall assemble all Orders submitted or deemed submitted to it by the Broker-Dealers (each such Order as submitted or deemed submitted by a Broker-Dealer being hereinafter referred to as a “Submitted Hold Order,” a “Submitted Bid” or a “Submitted Sell Order,” as the case may be, and collectively as a “Submitted Order”) and shall determine (i) the Available AMPS, (ii) whether there are Sufficient Clearing Bids, and (iii) the Auction Rate.

(c) In the event the Auction Agent shall fail to calculate or, for any reason, fails to provide the Auction Rate on the Auction Date, for any Auction Period (i) if the preceding Auction Period was a period of 35 days or less, (A) a new Auction Period shall be established for the same length of time as the preceding Auction Period, if the failure to make such calculation was because there was not at the time a duly appointed and acting Auction Agent or Broker-Dealer, and the Auction Period Rate for the new Auction Period shall be the percentage of the Index set forth in Schedule I under “Determination of Auction Period Rate” if the Index is ascertainable on such date (by the Auction Agent, if there is at the time an Auction Agent, or the Issuer, if at the time there is no Auction Agent) or, (B) if the failure to make such calculation was for any other reason or if the Index is not ascertainable on such date, the prior Auction Period shall be extended to the seventh day following the day that would have been the last day of the preceding Auction Period (or if such seventh day is not followed by a Business Day then to the next succeeding day that is followed by a Business Day) and the Auction Period Rate for the period as so extended shall be the same as the Auction Period Rate for the Auction Period prior to the extension, and (ii) if the preceding Auction Period was a period of greater than 35 days, (A) a new Auction Period shall be established for a period that ends on the seventh day following the day that was the last day of the preceding Auction Period, (or if such seventh day is not followed by a Business Day then to the next succeeding day which is followed by a Business Day) if the failure to make such calculation was because there was not at the time a duly appointed and acting Auction Agent or Broker-Dealer, and the Auction Period Rate for the new Auction Period shall be the percentage of the Index set forth in Schedule I under “Determination of Auction Period Rate” if the Index is ascertainable on such date (by the Auction Agent, if there is at the time an Auction Agent, or the Issuer, if at the time there is no Auction Agent) or, (B) if the failure to make such calculation was for any other reason or if the Index is not ascertainable on such date, the prior Auction Period shall be extended to the seventh day following the day that would have been the last day of the preceding Auction Period (or if such seventh day is not followed by a Business Day then to the next succeeding day that is followed by a Business Day) and the Auction Period Rate for the period as so extended shall be the same as the Auction Period Rate for the Auction Period prior to the extension. In the event a new Auction Period is established as set forth in clause (ii) (A) above, an Auction shall be held on the last Business Day of the new Auction Period to determine an Auction Rate for an Auction Period beginning on the Business Day immediately following the last day of the new Auction Period and ending on the date on which the Auction Period otherwise would have ended had there been no new Auction Period or Auction Periods subsequent to the last Auction Period for which a Winning Bid Rate had been determined. In the event an Auction Period is extended as set forth in clause (i) (B) or (ii) (B) above, an Auction shall be held on the last Business Day of the Auction Period as so extended to determine an Auction Rate for an Auction Period beginning on the Business Day immediately following the last day of the extended Auction Period and ending on the date on which the Auction Period otherwise would have ended had there been no extension of the prior Auction Period.

Notwithstanding the foregoing, neither new nor extended Auction Periods shall total more than 35 days in the aggregate. If at the end of the 35 days the Auction Agent fails to calculate or provide the Auction Rate, or there is not at the time a duly appointed and acting Auction Agent or Broker-Dealer, the Auction Period Rate shall be the Maximum Rate.

(d) In the event of a failed conversion from an Auction Period to any other period or in the event of a failure to change the length of the current Auction Period due to the lack of Sufficient Clearing Bids at the Auction on the Auction Date for the first new Auction Period, the Auction Period Rate for the next Auction Period shall be the Maximum Rate and the Auction Period shall be a seven-day Auction Period.

(e) If the AMPS are no longer maintained in book-entry only form by the Securities Depository, then the Auctions shall cease and the Auction Period Rate shall be the Maximum Rate.

Section 2.05. Allocation of AMPS.

(a) In the event of Sufficient Clearing Bids for the AMPS, subject to the further provisions of subsections (c) and (d) below, Submitted Orders for the AMPS shall be accepted or rejected as follows in the following order of priority:

(i) the Submitted Hold Order of each Existing Owner shall be accepted, thus requiring each such Existing Owner to continue to hold the AMPS that are the subject of such Submitted Hold Order;

(ii) the Submitted Sell Order of each Existing Owner shall be accepted and the Submitted Bid of each Existing Owner specifying any rate that is higher than the Winning Bid Rate shall be rejected, thus requiring each such Existing Owner to sell the AMPS that are the subject of such Submitted Sell Order or Submitted Bid;

(iii) the Submitted Bid of each Existing Owner specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Existing Owner to continue to hold the AMPS that are the subject of such Submitted Bid;

(iv) the Submitted Bid of each Potential Owner specifying any rate that is lower than the Winning Bid Rate shall be accepted, thus requiring each such Potential Owner to purchase the AMPS that are the subject of such Submitted Bid;

(v) the Submitted Bid of each Existing Owner specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus requiring each such Existing Owner to continue to hold the AMPS that are the subject of such Submitted Bid, but only up to and including the number of AMPS obtained by multiplying (A) the aggregate number of AMPS which are not the subject of Submitted Hold Orders described in clause (i) above or of Submitted Bids described in clauses (iii) or (iv) above by (B) a fraction the numerator of which shall be the number of Outstanding AMPS held by such Existing Owner subject to such Submitted Bid and the denominator of which shall be the aggregate number of AMPS subject to such Submitted Bids made by all such Existing Owners that specified a rate equal to the Winning Bid Rate, and the remainder, if any, of such Submitted Bid shall be rejected, thus requiring each such Existing Owner to sell any excess amount of AMPS;

(vi) the Submitted Bid of each Potential Owner specifying a rate that is equal to the Winning Bid Rate shall be accepted, thus requiring each such Potential Owner to purchase the AMPS that are the subject of such Submitted Bid, but only in an amount equal to the number of AMPS obtained by multiplying (A) the aggregate number of AMPS which are not the subject of Submitted Hold Orders described in clause (i) above or of Submitted Bids described in clauses (iii), (iv) or (v) above by (B) a fraction the numerator of which shall be the number of Outstanding AMPS subject to such Submitted Bid and the denominator of which shall be the sum of the aggregate number of AMPS subject to such Submitted Bids made by all such Potential Owners that specified a rate equal to the Winning Bid Rate, and the remainder of such Submitted Bid shall be rejected; and

(vii) the Submitted Bid of each Potential Owner specifying any rate that is higher than the Winning Bid Rate shall be rejected.

(b) In the event there are not Sufficient Clearing Bids for the AMPS, Submitted Orders for the AMPS shall be accepted or rejected as follows in the following order of priority:

(i) the Submitted Hold Order of each Existing Owner shall be accepted, thus requiring each such Existing Owner to continue to hold the AMPS that are the subject of such Submitted Hold Order;

(ii) the Submitted Bid of each Existing Owner specifying any rate that is not higher than the Maximum Rate shall be accepted, thus requiring each such Existing Owner to continue to hold the AMPS that are the subject of such Submitted Bid;

(iii) the Submitted Bid of each Potential Owner specifying any rate that is not higher than the Maximum Rate shall be accepted, thus requiring each such Potential Owner to purchase the AMPS that are the subject of such Submitted Bid;

(iv) the Submitted Sell Orders of each Existing Owner shall be accepted as Submitted Sell Orders and the Submitted Bids of each Existing Owner specifying any rate that is higher than the Maximum Rate shall be deemed to be and shall be accepted as Submitted Sell Orders, in both cases only up to and including the number of AMPS obtained by multiplying (A) the aggregate number of AMPS subject to Submitted Bids described in clause (iii) of this subsection (b) by (B) a fraction the numerator of which shall be the number of AMPS held by such Existing Owner subject to such Submitted Sell Order or such Submitted Bid deemed to be a Submitted Sell Order and the denominator of which shall be the number of AMPS subject to all such Submitted Sell Orders and such Submitted Bids deemed to be Submitted Sell Orders, and the remainder of each such Submitted Sell Order or Submitted Bid shall be deemed to be and shall be accepted as a Hold Order and each such Existing Owner shall be required to continue to hold such excess amount of AMPS; and

(v) the Submitted Bid of each Potential Owner specifying any rate that is higher than the Maximum Rate shall be rejected.

(c) If, as a result of the undertakings described in Section 2.05(a) or (b) above, any Existing Owner or Potential Owner would be required to purchase or sell a number of AMPS that is not a whole number on any Auction Date, the Auction Agent shall by lot, in such manner as it shall determine in its sole discretion, round up or down the number of AMPS to be purchased or sold by any Existing Owner or Potential Owner on such Auction Date so that the number of AMPS purchased or sold by each Existing Owner or Potential Owner on such Auction Date shall be a whole number, even if such allocation results in one or more of such Existing Owners or Potential Owners not purchasing or selling any AMPS on such Auction Date.

(d) If, as a result of the undertakings described in Section 2.05(a) above, any Potential Owner would be required to purchase a number of AMPS that is not a whole number on any Auction Date, the Auction Agent shall by lot, in such manner as it shall determine in its sole discretion, allocate AMPS for purchase among Potential Owners so that the number of AMPS purchased on such Auction Date by any Potential Owner shall be a whole number, even if such allocation results in one or more of such Potential Owners not purchasing AMPS on such Auction Date.

Section 2.06. Notice of Auction Period Rate. (a) On each Auction Date, the Auction Agent shall notify each Broker-Dealer that participated in the Auction held on such Auction Date by Electronic Means acceptable to the Auction Agent and the applicable Broker-Dealer of the following, with respect to the AMPS for which an Auction was held on such Auction Date:

(i) the Auction Period Rate determined on such Auction Date for the succeeding Auction Period;

(ii) whether Sufficient Clearing Bids existed for the determination of the Winning Bid Rate;

(iii) if such Broker-Dealer submitted a Bid or a Sell Order on behalf of an Existing Owner, whether such Bid or Sell Order was accepted or rejected and the number of AMPS, if any, to be sold by such Existing Owner;

(iv) if such Broker-Dealer submitted a Bid on behalf of a Potential Owner, whether such Bid was accepted or rejected and the number of AMPS, if any, to be purchased by such Potential Owner;

(v) if the aggregate number of AMPS to be sold by all Existing Owners on whose behalf such Broker-Dealer submitted Bids or Sell Orders is different from the aggregate number of AMPS to be purchased by all Potential Owners on whose behalf such Broker-Dealer submitted a Bid, the name or names of one or more Broker-Dealers (and the Agent Member, if any, of each such other Broker-Dealer) and the number of AMPS to be (A) purchased from one or more Existing Owners on whose behalf such other Broker-Dealers submitted Bids or Sell Orders or (B) sold to one or more Potential Owners on whose behalf such Broker-Dealer submitted Bids; and

(vi) the amount of dividend payable per AMPS on each Dividend Payment Date with respect to such Auction Period; and

(vii) the immediately succeeding Auction Date.

(b) On each Auction Date, with respect to the AMPS for which an Auction was held on such Auction Date, each Broker-Dealer that submitted an Order on behalf of any Existing Owner or Potential Owner shall: (i) if requested by an Existing Owner or a Potential Owner, advise such Existing Owner or Potential Owner on whose behalf such Broker-Dealer submitted an Order as to (A) the Auction Period Rate determined on such Auction Date, (B) whether any Bid or Sell Order submitted on behalf of such Owner was accepted or rejected and (C) the immediately succeeding Auction Date; (ii) instruct each Potential Owner on whose behalf such Broker-Dealer submitted a Bid that was accepted, in whole or in part, to instruct such Potential Owner’s Agent Member to pay to such Broker-Dealer (or its Agent Member) through the Securities Depository the amount necessary to purchase the number of AMPS to be purchased pursuant to such Bid against receipt of such AMPS; and (iii) instruct each Existing Owner on whose behalf such Broker-Dealer submitted a Sell Order that was accepted or a Bid that was rejected in whole or in part, to instruct such Existing Owner’s Agent Member to deliver to such Broker-Dealer (or its Agent Member) through the Securities Depository the number of AMPS to be sold pursuant to such Bid or Sell Order against payment therefor.

(c) The Auction Agent shall give notice of the Auction Rate to the Issuer by mutually acceptable Electronic Means and the Issuer shall promptly give notice of such Auction Rate to the Securities Depository.

Section 2.07. Index.

(a) If for any reason on any Auction Date the Index shall not be determined as provided in Schedule I, the Index shall be the Index for the prior Business Day.

(b) The determination of the Index as provided in Schedule I and herein shall be conclusive and binding upon the Issuer, the Broker-Dealers, the Auction Agent and the Existing Owners and Potential Owners of the AMPS.

Section 2.08. Miscellaneous Provisions Regarding Auctions.

(a) In this Appendix, each reference to the purchase, sale or holding of AMPS shall refer to beneficial interests in AMPS, unless the context clearly requires otherwise.

(b) The provisions of the Authorizing Document and the definitions contained therein and described in this Appendix, including without limitation the definitions of All Hold Rate, Index, Dividend Payment Date, Maximum Rate, Auction Period Rate and Auction Rate, may be amended pursuant to the Authorizing Document by obtaining the consent of the owners of all affected Outstanding AMPS that pay dividends at the Auction Period Rate as follows. If on the first Auction Date occurring at least 20 days after the date on which the Auction Agent mailed notice of such proposed amendment to the registered owners of the affected Outstanding AMPS as required by the Authorizing Document the Auction Period Rate which is determined on such date is the Winning Bid Rate or the All Hold Rate, the proposed amendment shall be deemed to have been consented to by the registered owners of all affected Outstanding AMPS paying dividends at an Auction Period Rate.

(c) If the Securities Depository notifies the Issuer that it is unwilling or unable to continue as registered owner of the AMPS or if at any time the Securities Depository shall no longer be registered or in good standing under the Securities Exchange Act of 1934, as amended, or other applicable statute or regulation and a successor to the Securities Depository is not appointed by the Issuer within 90 days after the Issuer receives notice or becomes aware of such condition, as the case may be, the Auctions shall cease and the Issuer shall execute and deliver certificates representing the AMPS. Such AMPS shall be registered in such names and Authorized Denominations as the Securities Depository, pursuant to instructions from the Agent Members or otherwise, shall instruct the Issuer.

So long as the ownership of the AMPS is maintained in book-entry form by the Securities Depository, an Existing Owner or a beneficial owner may sell, transfer or otherwise dispose of the AMPS only pursuant to a Bid or Sell Order in accordance with the Auction Procedures or to or through a Broker-Dealer, provided that (i) in the case of all transfers other than pursuant to Auctions, such Existing Owner or its Broker-Dealer or its Agent Member advises the Auction Agent of such transfer and (ii) a sale, transfer or other disposition of AMPS from a customer of a Broker-Dealer who is listed on the records of that Broker-Dealer as the holder of such AMPS to that Broker-Dealer or another customer of that Broker-Dealer shall not be deemed to be a sale, transfer or other disposition for purposes of this paragraph if such Broker-Dealer remains the Existing Owner of the AMPS so sold, transferred or disposed of immediately after such sale, transfer or disposition.

(d) Unless specifically provided in Schedule I, the Auction Agent shall continue to implement the Auction Procedures notwithstanding the occurrence of an Event of Default under the Authorizing Document.

Section 2.09. Changes in Auction Period or Auction Date.

(a) Changes in Auction Period.

(i) The Issuer, may, from time to time on the Dividend Payment Date immediately following the end of any Auction Period, change the length of the Auction Period with respect to all of the AMPS among seven-days or a Flexible Auction Period in order to accommodate economic and financial factors that may affect or be relevant to the length of the Auction Period and the dividend rate borne by such AMPS. The Issuer shall initiate the change in the length of the Auction Period by giving written notice to the Issuer, the Auction Agent, the Broker-Dealers and the Securities Depository that the Auction Period shall change if the conditions described herein are satisfied and the proposed effective date of the change, at least 10 Business Days prior to the Auction Date for such Auction Period.

(ii) Any such changed Auction Period shall be for a period of seven days or a Flexible Auction Period and shall be for all of the AMPS.

(iii) The change in length of the Auction Period shall take effect only if Sufficient Clearing Bids exist at the Auction on the Auction Date for such new Auction Period. For purposes of the Auction for such new Auction Period only, except to the extent any Existing Owner submits an Order with respect to such AMPS, each Existing Owner shall be deemed to have submitted Sell Orders with respect to all of its AMPS if the change is to a longer Auction Period and a Hold Order if the change is to a shorter Auction Period. If there are not Sufficient Clearing Bids for the first Auction Period, the Auction Rate for the new Auction Period shall be the Maximum Rate, and the Auction Period shall be a seven-day Auction Period.

(b) Changes in Auction Date. The Auction Agent, at the direction of the Issuer, may specify an earlier or later Auction Date (but in no event more than five Business Days earlier or later) than the Auction Date that would otherwise be determined in accordance with the definition of “Auction Date” in order to conform with then current market practice with respect to similar securities or to accommodate economic and financial factors that may affect or be relevant to the day of the week constituting an Auction Date and the dividend rate borne by the AMPS. The Auction Agent shall provide notice of the Issuer’s direction to specify an earlier Auction Date for an Auction Period by means of a written notice delivered at least 45 days prior to the proposed changed Auction Date to the Issuer and the Broker-Dealers with a copy to the Securities Depository. In the event the Auction Agent is instructed to specify an earlier or later Auction Date, the days of the week on which an Auction Period begins and ends, the day of the week on which a Flexible Auction Period ends and the Dividend Payment Dates relating to such Flexible Auction Period shall be adjusted accordingly.

(c) Changes Resulting from Unscheduled Holidays. If, in the opinion of the Auction Agent and the Broker-Dealers, there is insufficient notice of an unscheduled holiday to allow the efficient implementation of the Auction Procedures set forth herein, the Auction Agent and the Broker-Dealers may, as they deem appropriate, set a different Auction Date and adjust any Dividend Payment Dates and Auction Periods affected by such unscheduled holiday. In the event there is not agreement among the Broker-Dealers, the Auction Agent shall set the different Auction Date and make such adjustments as directed by a majority of the Broker-Dealers (based on the number of AMPS for which the Broker-Dealer is listed as the Broker-Dealer in the Existing Owner Registry maintained by the Auction Agent pursuant to Section 2.2(a) of the Auction Agreement), and, if there is not a majority so directing, the Auction Date shall be moved to the next succeeding Business Day following the scheduled Auction Date, and the Dividend Payment Date and the Auction Period shall be adjusted accordingly.

SCHEDULE I

to

AUCTION PROCEDURES

In the event of any conflict between this Schedule I and Appendix A, this Schedule I shall prevail.

Definitions

“All Hold Rate” means, as of any Auction Date, 90% of the Index in effect on such Auction Date for any AMPS the dividend on which is not includable in gross income of the beneficial owner of such AMPS for federal income tax purposes and 90% of the Index in effect on such Auction Date for any AMPS the dividend on which is includable in gross income of the beneficial owner of such AMPS for federal income tax purposes.

“AMPS” means the Series [  •  ] AMPS.

“Auction Agent” shall initially be The Bank of New York.

“Auction Date” shall include as part of the definition the first Auction Date which shall be October [  •  ], 2007 for the Series [  •  ] AMPS.

“Authorized Denomination” means $25,000 unless another amount is specified here.

“Authorizing Document” means the Statement of Preferences.

“Dividend Payment Date” includes the first Dividend Payment Date which shall be October [  •  ], 2007 for the Series [  •  ] AMPS.

“Index” means on any Auction Date with respect to AMPS in any Auction Period of 35 days or less the LIBOR Rate (as defined in the Authorizing Document). The Index with respect to AMPS in any Auction Period of more than 35 days shall be the rate on United States Treasury Securities having a maturity which most closely approximates the length of the Auction Period as last published in The Wall Street Journal or such other source as may be mutually agreed upon by the Issuer and the Broker-Dealers. If either rate is unavailable, the Index shall be an index or rate agreed to by all Broker-Dealers and consented to by the Issuer. For the purpose of this definition an Auction Period of 35 days or less means a 35-day Auction Period or shorter Auction Period, i.e. a 35-day Auction Period which is extended because of a holiday would still be considered an Auction Period of 35 days or less.

“Initial Period” means the period from the Closing Date to but not including October [  •  ], 2007 with respect to the Series [  •  ] AMPS.

“Initial Period Rate” means the rates set by the managing underwriter prior to delivery of the AMPS.

“Issuer” means Cohen & Steers Global Income Builders, Inc.

“Maximum Rate” for shares of the AMPS on any Auction Date for shares of such AMPS, shall mean for any Auction Period, the greater of the Application Percentage of the Reference Rate or the Applicable Spread plus the Reference Rate. The Auction Agent will round each applicable Maximum Rate to the nearest one-thousandth (0.001) of one percent per annum, with any such number ending in five ten-thousandths of one percent being rounded upwards to the nearest one-thousandths (0.001) of one percent.

Auction Procedures

Determination of Auction Period Rate. The percentage of the Index in Section 2.04(c) is 90%.

$90,000,000

Cohen & Steers

Global Income Builder, Inc.

Auction Market Preferred Shares (“AMPS”)

3,600 Shares, Series_7

Liquidation Preference $25,000 per Share

PROSPECTUS

Merrill Lynch & Co.

Oppenheimer & Co.

Wachovia Securities

                         , 2007